UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Audit Report of Kookmin Bank for Fiscal Year 2015

On March 10, 2016, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed audit reports for fiscal year 2015 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2015 and 2014 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2015.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 10, 2016	By: /s/ Dong Cheol Lee
(Signature)

	Name:	Dong Cheol Lee
	Title:	Senior Managing Director

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2015 and 2014

Kookmin Bank and Subsidiaries

Index

December 31, 2015 and 2014

Independent Auditor’s Report

(English Translation of a Report Originally Issued in the Korean)

To the Shareholder and Board of Directors of

Kookmin Bank

We have audited the accompanying consolidated financial statements of Kookmin Bank and its subsidiaries (collectively the “Group”), which comprise the consolidated statements of financial position as of December 31, 2015 and 2014 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2014, and its financial performance and cash flows for the years then ended in accordance with Korean IFRS.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 9, 2016

The report is effective as of March 9, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2015 and 2014

(In millions of Korean won)	Notes	2015		2014

Assets
Cash and due from financial institutions	4,6,7,36	￦	14,562,990	￦	13,973,510
Financial assets at fair value through profit or loss	4,6,8,12		6,487,617		7,520,471
Derivative financial assets	4,6,9		2,186,010		1,910,217
Loans	4,6,8,10,11		222,738,064		211,525,560
Financial investments	4,6,8,12		32,911,986		29,258,527
Investments in associates	13		670,139		667,332
Property and equipment	14		2,909,372		2,888,194
Investment property	14		413,179		409,266
Intangible assets	15		181,599		206,895
Current income tax assets	32		18,325		305,831
Deferred income tax assets	16,32		8,321		5,314
Assets held for sale	18		33,795		54,034
Other assets	4,6,17		7,156,510		6,728,513

Total assets		￦	290,277,907	￦	275,453,664

Liabilities
Financial liabilities at fair value through profit or loss	4,6	￦	69,465	￦	51,650
Derivative financial liabilities	4,6,9		2,138,723		1,759,099
Deposits	4,6,19		224,333,507		211,611,432
Debts	4,6,20		14,291,815		14,297,460
Debentures	4,6,21		15,949,134		15,250,464
Provisions	22		450,398		483,375
Net defined benefit liabilities	23		55,669		57,493
Current income tax liabilities	32		7,121		7,585
Deferred income tax liabilities	16,32		165,273		110,358
Other liabilities	4,6,24,30		10,069,591		9,884,275

Total liabilities			267,530,696		253,513,191

Equity	25
Capital stock			2,021,896		2,021,896
Capital surplus			5,219,704		5,219,704
Accumulated other comprehensive income	34		500,807		570,811
Retained earnings	33		15,004,804		14,128,062
(Provision of regulatory reserve for credit losses
December 31, 2015: ￦1,867,761 million
December 31, 2014: ￦1,690,979 million)
(Amounts estimated to be appropriated(reversed)
December 31, 2015: ￦(32,646) million
December 31, 2014: ￦176,782 million)

Equity attributable to shareholders of the parent company			22,747,211		21,940,473
Non-controlling interest equity			—		—

Total equity			22,747,211		21,940,473

Total liabilities and equity		￦	290,277,907	￦	275,453,664

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015 and 2014

(In millions of Korean won)	Notes	2015		2014

Interest income		￦	8,388,382	￦	9,702,627
Interest expense			(3,676,635)		(4,731,181)

Net interest income	26		4,711,747		4,971,446

Fee and commission income			1,372,054		1,271,338
Fee and commission expense			(215,681)		(193,293)

Net fee and commission income	27		1,156,373		1,078,045

Net gains on financial assets/liabilities at fair value through profit or loss	28		287,028		356,291

Net other operating expenses	29		(421,726)		(768,551)

General and administrative expenses	14,15,23,30		(3,811,821)		(3,372,858)

Operating profit before provision for credit losses			1,921,601		2,264,373

Provision for credit losses	11,17,22		(741,620)		(887,654)

Operating profit			1,179,981		1,376,719

Share of profit of associates	13		7,812		17,555
Net other non-operating income(expenses)	31		193,436		(33,999)

Net non-operating profit(loss)			201,248		(16,444)

Profit before income tax expense			1,381,229		1,360,275

Income tax expense	32		(273,991)		(331,234)

Profit for the year			1,107,238		1,029,041

(Adjusted profit after provision of regulatory reserve for credit losses	25
2015: ￦1,139,884 million
2014: ￦852,259 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(14,494)		(83,603)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments			45,142		17,281
Valuation gains(losses) on financial investments			(77,712)		222,309
Share of other comprehensive income(loss) of associates			2,536		(32,795)
Loss on hedging instruments of net investments in foreign operations			(25,476)		—

Other comprehensive income for the year, net of tax	34		(70,004)		123,192

Total comprehensive income for the year		￦	1,037,234	￦	1,152,233

Profit attributable to:
Shareholders of the parent company			1,107,238		1,029,041
Non-controlling interests			—		—

		￦	1,107,238	￦	1,029,041

Total comprehensive income for the year attributable to:
Shareholders of the parent company			1,037,234		1,152,233
Non-controlling interests			—		—

		￦	1,037,234	￦	1,152,233

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2015 and 2014

(In millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Non-controlling interests		Total Equity

Balance at January 1, 2014	￦	2,021,896	￦	5,219,704	￦	447,619	￦	13,257,538	￦	—	￦	20,946,757

Comprehensive income for the year
Profit for the year		—		—		—		1,029,041		—		1,029,041
Remeasurements of net defined benefit liabilities		—		—		(83,603)		—		—		(83,603)
Currency translation adjustments		—		—		17,281		—		—		17,281
Gains on valuation of financial investments		—		—		222,309		—		—		222,309
Losses on valuation of investments accounted for using the equity method		—		—		(32,795)		—		—		(32,795)

Total comprehensive income for the year		—		—		123,192		1,029,041		—		1,152,233

Transactions with shareholders
Dividends		—		—		—		(158,517)		—		(158,517)

Total transactions with shareholders		—		—		—		(158,517)		—		(158,517)

Balance at December 31, 2014	￦	2,021,896	￦	5,219,704	￦	570,811	￦	14,128,062	￦	—	￦	21,940,473

Balance at January 1, 2015	￦	2,021,896	￦	5,219,704	￦	570,811	￦	14,128,062	￦	—	￦	21,940,473

Comprehensive income for the year
Profit for the year		—		—		—		1,107,238		—		1,107,238
Remeasurements of net defined benefit liabilities		—		—		(14,494)		—		—		(14,494)
Currency translation adjustments		—		—		45,142		—		—		45,142
Losses on valuation of financial investments		—		—		(77,712)		—		—		(77,712)
Gains on valuation of investments accounted for using the equity method		—		—		2,536		—		—		2,536

Losses on hedging instruments of net investments in foreign operations		—		—		(25,476)		—		—		(25,476)

Total comprehensive income for the year		—		—		(70,004)		1,107,238		—		1,037,234

Transactions with shareholders
Dividends		—		—		—		(230,496)		—		(230,496)

Total transactions with shareholders		—		—		—		(230,496)		—		(230,496)

Balance at December 31, 2015	￦	2,021,896	￦	5,219,704	￦	500,807	￦	15,004,804	￦	—	￦	22,747,211

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2015 and 2014

(In millions of Korean won)	Notes	2015		2014

Cash flows from operating activities
Profit for the year		￦	1,107,238	￦	1,029,041

Adjustment for non-cash items

Net gains on financial assets/liabilities at fair value through profit or loss			(24,656)		(83,607)
Losses on derivative financial investments for hedging purposes			39,381		28,269
Adjustment of fair value of derivative financial instruments			1,771		(2,040)
Provision for credit losses			741,620		887,654
Net losses(gains) on financial investments			(179,901)		126,592
Share of profit of associates			(7,812)		(17,555)
Depreciation and amortization expense			204,467		211,599
Other net losses on property and equipment/intangible assets			7,225		15,460
Share-based payment			11,915		7,234
Post-employment benefits			164,173		148,163
Net interest income			430,411		279,695
Losses on foreign currency translation			250,568		116,042
Other expense			54,409		30,011

			1,693,571		1,747,517

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			1,034,252		(426,405)
Derivative financial instrument			91,296		35,172
Loans			(12,192,923)		(9,452,956)
Deferred income tax assets			(2,553)		(4,871)
Current income tax assets			287,506		23,612
Other assets			(612,548)		123,395
Financial liabilities at fair value through profit or loss			17,742		11,441
Deposits			12,605,816		10,645,363
Deferred income tax liabilities			83,471		(67,016)
Other liabilities			(779,103)		(970,235)

			532,956		(82,500)

Net cash generated from operating activities			3,333,765		2,694,058

Cash flows from investing activities
Disposal of financial investments			19,594,218		18,538,678
Acquisition of financial investments			(23,176,836)		(17,509,199)
Decrease in investments in associates			36,318		74,047
Acquisition of investments in associates			(27,999)		(16,216)
Disposal of property and equipment			1,764		194
Acquisition of property and equipment			(172,590)		(158,443)
Acquisition of investment property			(4,290)		(211,995)
Disposal of intangible assets			3,525		2,577
Acquisition of intangible assets			(26,203)		(18,078)
Others			97,950		(1,301,352)

Net cash used in investing activities			(3,674,143)		(599,787)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			(29,326)		(201,593)
Net increase (decrease) in debts			(177,914)		674,205
Increase in debentures			5,383,612		6,575,862
Decrease in debentures			(4,905,441)		(7,673,573)
Payment of dividends			(230,496)		(158,517)
Net increase in other payables from trust accounts			367,493		124,903
Others			4,338		(948,359)

Net cash provided by(used in) financing activities			412,266		(1,607,072)

Exchange gains on cash and cash equivalents			65,558		12,221

Net increase in cash and cash equivalents			137,446		499,420
Cash and cash equivalents at the beginning of the year	36		6,332,060		5,832,640

Cash and cash equivalents at the end of year	36	￦	6,469,506	￦	6,332,060

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

1.	The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2015, the Bank’s paid-in capital is ￦2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2015, the Bank operates 1,138 domestic branches and offices, and five overseas branches (excluding four subsidiaries and three offices).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.	Basis of Preparation

2.1 Application of Korean IFRS

The consolidated financial statements of the Bank and its subsidiaries (collectively the “Group”) have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group newly applied the following new and amended standards and interpretations for the annual period beginning on January 1, 2015, and these applications do not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1019, Employment Benefits

•	Annual improvements to Korean IFRS 2010-2012 Cycle

•	Annual improvements to Korean IFRS 2011-2013 Cycle

Amendments to standards issued but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below. The Group expects that these standards and amendments would not have a material impact on its consolidated financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Korean IFRS 1110, Consolidated Financial Statements, and Korean IFRS 1028, Investments in Associates and Joint Arrangements

•	Korean IFRS 1111, Joint Arrangements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Also, new standards and interpretations issued but not effective for the financial year beginning January 1, 2015, and not early adopted are as follows:

•	Korean IFRS 1109, Financial Instruments

This new standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. This amendment has been partially reflected, which is consistent with the risk management of companies for hedge accounting. The new standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of evaluating the effects resulting from the adoption of the new standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

This new standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations. Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of evaluating the effects resulting from the adoption of the new Standard.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the parent company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3.	Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates’ in the statement of comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables, or other financial assets. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

The Group did not separate an embedded derivative from its host contract of derivative linked securities but designated the entire hybrid contract as at fair value through profit of loss.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.7.3 Hedge of net investment

If financial liabilities qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 ~ 5.7 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized, because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the issuer(the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018, Revenue.

3.18 Equity Instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19 Revenue Recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee Compensation and Benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments of KB Financial Group Inc., the ultimate parent company, at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.20.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.21 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

3.21.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the consolidated financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The Income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.22 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.23 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4.	Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Subcommittee

The Risk Management Committee enforces decisions made by Risk Management Council, and makes practical decisions to implement risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee reviews the newly developed credit derivatives and exotic products, and the establishment and modification of calculation guideline and measurement methodology on credit exposure limits.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management group that focuses on credit risk management in accordance with the Group’s credit risk management policy. The Group’s credit group, customer service group and SME/SOHO service group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Financial assets
Due from financial institutions	￦	12,092,294	￦	11,429,305
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		6,356,529		7,420,128
Financial assets designated at fair value through profit or loss		70,198		—
Derivatives		2,186,010		1,910,217
Loans[2]		222,738,064		211,525,560
Financial investments
Available-for-sale financial assets		18,293,533		16,415,900
Held-to-maturity financial assets		11,748,794		10,124,136
Other financial assets		6,887,727		6,529,032

		280,373,149		265,354,278

Off-balance sheet items
Acceptances and guarantees contracts		8,932,463		8,957,888
Financial guarantee contracts		4,014,116		4,438,399
Commitments		56,752,653		59,458,332

		69,699,232		72,854,619

	￦	350,072,381	￦	338,208,897

[1]	The amounts of ￦69,060 million and ￦51,345 million as of December 31, 2015 and 2014, respectively, related to financial instruments indexed to the price of gold are included.
[2]	Loans and other financial assets are presented net of allowance for loan losses.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Loans are categorized as follows:

(In millions of Korean won)
	2015
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	114,339,823	98.60	￦	106,622,773	98.00	￦	220,962,596	98.31
Past due but not impaired		1,095,774	0.94		283,238	0.26		1,379,012	0.61
Impaired		530,988	0.46		1,891,347	1.74		2,422,335	1.08

		115,966,585	100.00		108,797,358	100.00		224,763,943	100.00
Allowances		(432,414)	0.37		(1,593,465)	1.46		(2,025,879)	0.90

Carrying amount	￦	115,534,171		￦	107,203,893		￦	222,738,064

(In millions of Korean won)
	2014
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	110,154,228	98.14	￦	98,992,267	97.81	￦	209,146,495	97.98
Past due but not impaired		1,437,183	1.28		328,393	0.32		1,765,576	0.83
Impaired		652,092	0.58		1,888,994	1.87		2,541,086	1.19

		112,243,503	100.00		101,209,654	100.00		213,453,157	100.00
Allowances		(476,974)	0.42		(1,450,623)	1.43		(1,927,597)	0.90

Carrying amount	￦	111,766,529		￦	99,759,031		￦	211,525,560

Credit quality of loans that are neither past due nor impaired is as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Grade 1	￦	100,584,890	￦	48,340,172	￦	148,925,062
Grade 2		11,581,264		46,094,415		57,675,679
Grade 3		1,422,572		9,978,535		11,401,107
Grade 4		509,761		1,797,388		2,307,149
Grade 5		241,336		412,263		653,599

	￦	114,339,823	￦	106,622,773	￦	220,962,596

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Grade 1	￦	97,566,588	￦	42,053,952	￦	139,620,540
Grade 2		11,043,769		43,764,285		54,808,054
Grade 3		872,739		10,949,734		11,822,473
Grade 4		453,942		1,858,963		2,312,905
Grade 5		217,190		365,333		582,523

	￦	110,154,228	￦	98,992,267	￦	209,146,495

Credit quality of loans graded according to internal credit ratings is as follows:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	935,766	￦	108,682	￦	51,326	￦	1,095,774
Corporate		214,332		55,832		13,074		283,238

	￦	1,150,098	￦	164,514	￦	64,400	￦	1,379,012

(In millions of Korean won)
	2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,231,819	￦	138,947	￦	66,417	￦	1,437,183
Corporate		277,288		37,090		14,015		328,393

	￦	1,509,107	￦	176,037	￦	80,432	￦	1,765,576

Impaired loans are as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Loans	￦	530,988	￦	1,891,347	￦	2,422,335
Allowances		(208,921)		(1,135,346)		(1,344,267)
Individual		—		(955,250)		(955,250)
Collective		(208,921)		(180,096)		(389,017)

	￦	322,067	￦	756,001	￦	1,078,068

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Loans	￦	652,092	￦	1,888,994	￦	2,541,086
Allowances		(257,641)		(986,848)		(1,244,489)
Individual		—		(780,376)		(780,376)
Collective		(257,641)		(206,472)		(464,113)

	￦	394,451	￦	902,146	￦	1,296,597

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)
	2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	26,150	￦	130,774	￦	248,709	￦	42,736,193	￦	43,141,826
Deposits and savings		599		9,875		26,681		1,724,084		1,761,239
Property and equipment		7,888		3,626		181		1,362,910		1,374,605
Real estate		170,694		410,403		826,655		128,875,879		130,283,631

	￦	205,331	￦	554,678	￦	1,102,226	￦	174,699,066	￦	176,561,301

(In millions of Korean won)
	2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	18,255	￦	143,431	￦	277,607	￦	34,969,421	￦	35,408,714
Deposits and savings		948		15,466		35,568		1,781,548		1,833,530
Property and equipment		7,604		4,806		1,943		1,151,842		1,166,195
Real estate		177,623		507,705		1,124,130		123,011,312		124,820,770

	￦	204,430	￦	671,408	￦	1,439,248	￦	160,914,123	￦	163,229,209

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments, excluding equity securities, that are exposed to credit risk are as follows:

(In millions of Korean won)	2015		2014
Securities that are neither past due nor impaired	￦	36,399,994	￦	33,908,029
Impaired securities		—		790

	￦	36,399,994	￦	33,908,819

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The credit quality of securities, excluding equity securities that are neither past due nor impaired, as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)
	2015
	Grade 1		Grade 2		Grade 3[1]		Grade 4		Grade 5		Total
Financial assets held for trading	￦	4,901,368	￦	1,378,097	￦	8,004	￦	—	￦	—	￦	6,287,469
Financial assets designated at fair value through profit or loss		70,198		—		—		—		—		70,198
Available-for-sale financial assets		17,885,148		342,987		65,398		—		—		18,293,533
Held-to-maturity financial assets		11,748,794		—		—		—		—		11,748,794

	￦	34,605,508	￦	1,721,084	￦	73,402	￦	—	￦	—	￦	36,399,994

(In millions of Korean won)
	2014
	Grade 1		Grade 2		Grade 3[1]		Grade 4		Grade 5		Total
Financial assets held for trading	￦	6,187,646	￦	1,181,137	￦	—	￦	—	￦	—	￦	7,368,783
Available-for-sale financial assets		16,062,648		288,531		63,931		—		—		16,415,110
Held-to-maturity financial assets		10,124,136		—		—		—		—		10,124,136

	￦	32,374,430	￦	1,469,668	￦	63,931	￦	—	￦	—	￦	33,908,029

[1]	As there is no foreign credit rating, it is classified as Grade 3.

The credit qualities of securities excluding equity securities according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015		2014
Deposits and savings, securities and others	￦	424,559	￦	329,482

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	￦	115,924,173	￦	106,429,100	￦	222,353,273	98.93	￦	(1,983,058)	￦	220,370,215
China		30		905,693		905,723	0.40		(17,674)		888,049
Japan		1,737		138,278		140,015	0.06		(21,404)		118,611
United States		—		925,391		925,391	0.41		(1,056)		924,335
Europe		1		180,429		180,430	0.08		(513)		179,917
Others		40,644		218,467		259,111	0.12		(2,174)		256,937

Total	￦	115,966,585	￦	108,797,358	￦	224,763,943	100.00	￦	(2,025,879)	￦	222,738,064

(In millions of Korean won)
	2014
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	￦	112,193,456	￦	99,117,030	￦	211,310,486	99.00	￦	(1,876,968)	￦	209,433,518
China		84		764,415		764,499	0.36		(15,543)		748,956
Japan		2,581		271,914		274,495	0.13		(31,393)		243,102
United States		—		698,294		698,294	0.33		(629)		697,665
Europe		9		184,307		184,316	0.09		(389)		183,927
Others		47,373		173,694		221,067	0.09		(2,675)		218,392

Total	￦	112,243,503	￦	101,209,654	￦	213,453,157	100.00	￦	(1,927,597)	￦	211,525,560

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of the Group’s corporate loans by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	8,591,217	7.90	￦	(12,016)	￦	8,579,201
Manufacturing		35,333,785	32.48		(801,080)		34,532,705
Service		43,890,888	40.34		(338,056)		43,552,832
Wholesale and retail		13,445,957	12.36		(151,337)		13,294,620
Construction		3,373,093	3.10		(265,776)		3,107,317
Public		783,767	0.72		(5,221)		778,546
Others		3,378,651	3.10		(19,979)		3,358,672

	￦	108,797,358	100.00	￦	(1,593,465)	￦	107,203,893

(In millions of Korean won)
	2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	8,988,881	8.88	￦	(81,715)	￦	8,907,166
Manufacturing		32,644,110	32.25		(520,898)		32,123,212
Service		39,106,240	38.64		(276,889)		38,829,351
Wholesale and retail		13,150,375	12.99		(150,237)		13,000,138
Construction		3,688,014	3.64		(396,672)		3,291,342
Public		741,679	0.74		(6,718)		734,961
Others		2,890,355	2.86		(17,494)		2,872,861

	￦	101,209,654	100.00	￦	(1,450,623)	￦	99,759,031

The details of the Group’s retail loans by type as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	53,674,493	46.28	￦	(23,345)	￦	53,651,148
General purpose		62,292,092	53.72		(409,069)		61,883,023

	￦	115,966,585	100.00	￦	(432,414)	￦	115,534,171

(I(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	52,456,336	46.73	￦	(30,199)	￦	52,426,137
General purpose		59,787,167	53.27		(446,775)		59,340,392

	￦	112,243,503	100.00	￦	(476,974)	￦	111,766,529

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of the Group’s securities excluding equity securities and derivative financial instruments by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	1,953,030	31.06
Finance and Insurance		3,352,106	53.32
Others		982,333	15.62

		6,287,469	100.00

Financial assets designated at fair value through profit or loss
Finance and Insurance		70,198	100.00

		70,198	100.00

Derivative financial assets
Government and government funded institutions		56,652	2.59
Finance and Insurance		1,917,163	87.70
Others		212,195	9.71

		2,186,010	100.00

Available-for-sale financial assets
Government and government funded institutions		5,223,923	28.56
Finance and Insurance		11,557,597	63.18
Others		1,512,013	8.26

		18,293,533	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,219,388	44.42
Finance and Insurance		6,168,345	52.50
Others		361,061	3.08

		11,748,794	100.00

	￦	38,586,004

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	2,683,605	36.42
Finance and Insurance		3,863,046	52.42
Others		822,132	11.16

		7,368,783	100.00

Derivative financial assets
Government and government funded institutions		19,732	1.03
Finance and Insurance		1,755,495	91.90
Others		134,990	7.07

		1,910,217	100.00

Available-for-sale financial assets
Government and government funded institutions		7,204,867	43.89
Finance and Insurance		7,458,222	45.43
Others		1,752,811	10.68

		16,415,900	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,072,831	79.74
Finance and Insurance		1,519,324	15.01
Others		531,981	5.25

		10,124,136	100.00

	￦	35,819,036

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of the Group’s securities excluding equity securities and derivative financial instruments by country, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Korea	￦	6,255,711	99.49
Others		31,758	0.51

		6,287,469	100.00

Financial assets designated at fair value through profit or loss
Korea		70,198	100.00

Derivative financial assets
Korea		1,198,321	54.82
United States		297,323	13.60
Others		690,366	31.58

		2,186,010	100.00

Available-for-sale financial assets
Korea		17,958,267	98.17
Others		335,266	1.83

		18,293,533	100.00

Held-to-maturity financial assets
Korea		11,373,754	96.81
Others		375,040	3.19

		11,748,794	100.00

	￦	38,586,004

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Korea	￦	7,309,697	99.20
Others		59,086	0.80

		7,368,783	100.00

Derivative financial assets
Korea		736,644	38.56
United States		273,807	14.33
Others		899,766	47.11

		1,910,217	100.00

Available-for-sale financial assets
Korea		16,363,300	99.68
Others		52,600	0.32

		16,415,900	100.00

Held-to-maturity financial assets
Korea		10,124,136	100.00

	￦	35,819,036

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Group.

The Group has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The remaining contractual maturity of financial assets and liabilities as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,032,676	￦	246,719	￦	727,859	￦	662,142	￦	—	￦	—	￦	7,669,396
Financial assets held for trading[2]		6,417,419		—		—		—		—		—		6,417,419
Financial assets designated at fair value through profit or loss[2]		70,198		—		—		—		—		—		70,198
Derivatives held for trading[2]		2,093,446		—		—		—		—		—		2,093,446
Derivatives held for hedging[3]		—		5,391		18,885		13,558		38,972		111,268		188,074
Loans		—		14,899,299		21,090,406		77,358,018		59,071,999		87,354,815		259,774,537
Available-for-sale financial assets[4]		2,710,980		838,524		1,623,536		4,619,917		10,889,821		1,326,841		22,009,619
Held-to-maturity financial assets		—		380,043		1,052,763		2,342,242		6,857,869		2,582,091		13,215,008
Other financial assets		—		5,365,209		1,438		1,160,950		—		—		6,527,597

	￦	17,324,719	￦	21,735,185	￦	24,514,887	￦	86,156,827	￦	76,858,661	￦	91,375,015	￦	317,965,294

Financial liabilities
Financial liabilities held for trading	￦	69,465	￦	—	￦	—	￦	—	￦	—	￦	—	￦	69,465
Derivatives held for trading[2]		2,116,752		—		—		—		—		—		2,116,752
Derivatives held for hedging[3]		—		1,981		945		(10,279)		(25,096)		(35,050)		(67,499)
Deposits[5]		100,662,818		14,813,368		25,149,270		73,490,239		10,906,981		3,158,015		228,180,691
Debts		668		3,847,167		1,821,523		4,363,821		3,942,347		537,209		14,512,735
Debentures		68,852		401,430		768,923		5,164,794		8,065,069		2,761,403		17,230,471
Other financial liabilities		—		6,908,783		807		72,725		11,330		84,209		7,077,854

	￦	102,918,555	￦	25,972,729	￦	27,741,468	￦	83,081,300	￦	22,900,631	￦	6,505,786	￦	269,120,469

Off-balance sheet items
Commitments[6]	￦	56,752,653	￦	—	￦	—	￦	—	￦	—	￦	—	￦	56,752,653
Financial guarantee contracts[7]		4,014,116		—		—		—		—		—		4,014,116

	￦	60,766,769	￦	—	￦	—	￦	—	￦	—	￦	—	￦	60,766,769

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,199,811	￦	115,410	￦	397,630	￦	398,069	￦	—	￦	—	￦	7,110,920
Financial assets held for trading[2]		7,520,471		—		—		—		—		—		7,520,471
Derivatives held for trading[2]		1,800,664		—		—		—		—		—		1,800,664
Derivatives held for hedging[3]		—		7,742		(1,147)		20,804		77,968		118,803		224,170
Loans		—		15,031,604		20,823,904		73,586,107		55,823,249		87,750,770		253,015,634
Available-for-sale financial assets[4]		2,647,102		435,221		1,537,962		4,386,464		10,272,973		767,319		20,047,041
Held-to-maturity financial assets		—		272,086		630,918		3,354,275		6,281,737		462,437		11,001,453
Other financial assets		—		4,791,711		—		1,293,372		—		—		6,085,083

	￦	18,168,048	￦	20,653,774	￦	23,389,267	￦	83,039,091	￦	72,455,927	￦	89,099,329	￦	306,805,436

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	—	￦	—	￦	—	￦	—	￦	—	￦	51,650
Derivatives held for trading[2]		1,755,674		—		—		—		—		—		1,755,674
Derivatives held for hedging[3]		—		—		652		146		6,304		(15,581)		(8,479)
Deposits[5]		83,199,560		13,960,805		25,460,933		80,474,828		9,602,204		3,266,903		215,965,233
Debts		813		3,958,587		1,814,096		4,840,755		3,646,259		281,796		14,542,306
Debentures		159,620		278,543		1,037,466		3,419,151		7,922,417		3,907,637		16,724,834
Other financial liabilities		—		6,200,724		895		67,886		12,182		86,576		6,368,263

	￦	85,167,317	￦	24,398,659	￦	28,314,042	￦	88,802,766	￦	21,189,366	￦	7,527,331	￦	255,399,481

Off-balance sheet items
Commitments[6]	￦	59,458,332	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,458,332
Financial guarantee contracts[7]		4,438,399		—		—		—		—		—		4,438,399

	￦	63,896,731	￦	—	￦	—	￦	—	￦	—	￦	—	￦	63,896,731

[1]	The amounts of ￦6,905,996 million and ￦6,879,144 million, which are restricted amount due from the financial institutions as of December 31, 2015 and 2014, respectively, are excluded.
[2]	Financial instruments held for trading, financial assets designated at fair value through profit or loss, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category. However, the Bank has an obligation to purchase bonds at face value(with accrued interest) amounting to USD 300 million if an issuer does not exercise early redemption right at the end of the five-year period from the date of issuance(May 8, 2015) or if the issuer goes bankrupt within five years from the date of issuance. In addition, the Bank has an option to request the issuer to acquire these bonds either in cash or the issuer’s stocks at the issuer’s choice. These transactions are excluded from the table above.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk management

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Group establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Group uses the value-at-risk methodology to measure the market risk of trading positions.

The Group now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	18,403	￦	10,022	￦	27,134	￦	15,788
Stock price risk		1,711		866		3,880		2,040
Foreign exchange rate risk		12,429		8,322		21,935		21,935
Deduction of diversification effect								(16,577)

Total VaR	￦	23,930	￦	11,730	￦	33,885	￦	23,186

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	12,938	￦	7,657	￦	19,801	￦	10,148
Stock price risk		1,627		714		3,858		851
Foreign exchange rate risk		12,049		5,070		14,705		10,814
Deduction of diversification effect								(8,809)

Total VaR	￦	15,383	￦	10,089	￦	23,560	￦	13,004

Meanwhile, the market risk of positions related to Kookmin Bank (China) Ltd. and 30-year government bonds, which previously were measured using a standard method, is included in the calculation of VaR according to the approval of internal model from Financial Supervisory Service. The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015		2014
Interest rate risk	￦	34	￦	792
Stock price risk		118		1,101
Foreign exchange rate risk		—		9,387

	￦	152	￦	11,280

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on major trading portfolio using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.4.4 Non-trading position

i. Definition of non-trading position

Managed interest rate risk in non-trading position includes on- or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

ii. Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

iii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Interest Rate VaR	￦	94,500	￦	112,500

4.4.5 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	2,008,023	￦	227,546	￦	114,154	￦	14,891	￦	91,694	￦	182,757	￦	2,639,065
Financial assets held for trading		35,025		—		2,616		—		—		—		37,641
Derivatives held for trading		64,690		—		354		—		—		—		65,044
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,873,728		507,615		458,483		19,365		4,329		136,560		14,000,080
Available-for-sale financial assets		1,245,415		60,591		—		—		—		871		1,306,877
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		981,637		182,766		216,546		5,381		192,667		145,218		1,724,215

	￦	17,592,168	￦	978,518	￦	792,153	￦	39,637	￦	288,690	￦	465,406	￦	20,156,572

Financial liabilities
Derivatives held for trading	￦	92,115	￦	—	￦	458	￦	—	￦	—	￦	—	￦	92,573
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		6,390,919		496,224		384,116		22,674		58,848		374,717		7,727,498
Debts		6,650,235		217,887		143,060		7,916		4,511		110,535		7,134,144
Debentures		3,519,615		—		106,284		—		—		157,337		3,783,236
Other financial liabilities		1,702,027		98,431		160,867		10,454		185,652		26,639		2,184,070

	￦	18,376,372	￦	812,542	￦	794,785	￦	41,044	￦	249,011	￦	669,228	￦	20,942,982

Off-balance sheet items	￦	14,900,814	￦	3,612	￦	1,281	￦	—	￦	3,190	￦	81,206	￦	14,990,103

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	1,517,144	￦	145,574	￦	104,880	￦	10,827	￦	47,653	￦	115,641	￦	1,941,719
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Derivatives held for trading		55,879		—		694		—		—		—		56,573
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,753,455		900,972		402,656		6,613		3,492		115,633		12,182,821
Available-for-sale financial assets		797,416		—		—		—		—		870		798,286
Other financial assets		1,189,303		61,140		75,970		1,710		46,434		8,908		1,383,465

	￦	14,361,982	￦	1,107,686	￦	599,533	￦	19,150	￦	97,579	￦	241,052	￦	16,426,982

Financial liabilities
Derivatives held for trading	￦	85,042	￦	—	￦	920	￦	—	￦	—	￦	—		85,962
Derivatives held for hedging		226		—		—		—		—		—		226
Deposits		4,612,649		386,851		188,386		19,887		21,297		273,317		5,502,387
Debts		6,388,482		258,483		303,866		880		3,577		168,908		7,124,196
Debentures		2,766,605		73,606		26,731		—		—		22,672		2,889,614
Other financial liabilities		1,194,856		76,150		78,093		7,157		46,710		13,029		1,415,995

	￦	15,047,860	￦	795,090	￦	597,996	￦	27,924	￦	71,584	￦	477,926	￦	17,018,380

Off-balance sheet items	￦	17,252,450	￦	3,511	￦	6,549	￦	4,704	￦	11,628	￦	72,747	￦	17,351,589

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management and employees so that eventually mitigate operational risk of the company. In addition, the Group established Business Continuity Planning (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.6 Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5% (2014: 4.0%), a minimum Tier 1 ratio of 6.0% (2014: 5.5%) and a minimum Total Regulatory Capital of 8.0% (2014: 8.0%) as of December 31, 2015.

The Group’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Risk-weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Group should cover. The Group calculates risk-weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation.

In addition to the capital ratio, the Group assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Group monitors a management of the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries complied with external capital adequacy requirements as of December 31, 2015 and 2014.

The details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Equity capital	￦	23,685,840	￦	23,421,797
Tier I Capital		20,331,853		19,620,849
Common Equity Tier 1 Capital		20,331,853		19,620,849
Tier II Capital		3,353,987		3,800,948
Risk-weighted assets:		147,972,883		146,689,770
Credit risk[1]		133,389,054		132,453,117
Market risk[2]		4,189,408		3,445,138
Operational risk[3]		10,394,421		10,791,515
Equity Capital (%):		16.01		15.97
Tier I Capital (%)		13.74		13.38
Common Equity Tier 1 Capital (%)		13.74		13.38

[1]	Credit risk-weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk-weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk-weighted assets are measured using the Advanced Measurement Approach.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

5.	Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•	Corporate banking: The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

•	Retail banking: The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Financial information by business segment as of and for the year ended December 31, 2015, is as follows:

(In millions of Korean won)	2015
	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total
Operating revenues from external customers	￦	1,720,023	￦	2,115,837	￦	1,897,562	￦	—	￦	5,733,422
Segment operating revenues(expenses)		(630)		—		11,059		(10,429)		—

		1,719,393		2,115,837		1,908,621		(10,429)		5,733,422
Net interest income		2,320,217		2,102,326		289,022		182		4,711,747
Interest income		3,513,603		3,858,102		1,028,870		(12,193)		8,388,382
Interest expense		(1,193,386)		(1,755,776)		(739,848)		12,375		(3,676,635)
Net fee and commission income		232,708		569,832		370,767		(16,934)		1,156,373
Fee and commission income		296,498		671,184		421,946		(17,574)		1,372,054
Fee and commission expense		(63,790)		(101,352)		(51,179)		640		(215,681)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		37		—		286,991		—		287,028
Net other operating income(expenses)		(833,569)		(556,321)		961,841		6,323		(421,726)
General and administrative expenses		(847,029)		(2,004,800)		(960,183)		191		(3,811,821)
Operating profit before provision for credit losses		872,364		111,037		948,438		(10,238)		1,921,601
Provision(reversal) for credit losses		(715,926)		(80,213)		54,428		91		(741,620)
Operating profit		156,438		30,824		1,002,866		(10,147)		1,179,981
Share of profit of associates		—		—		7,812		—		7,812
Net other non-operating income		1,317		—		202,783		(10,664)		193,436
Segment profit before income tax expense		157,755		30,824		1,213,461		(20,811)		1,381,229
Income tax expense		(38,973)		(7,460)		(214,275)		(13,283)		(273,991)
Profit for the period		118,782		23,364		999,186		(34,094)		1,107,238
Profit attributable to shareholders of the parent company		118,782		23,364		999,186		(34,094)		1,107,238
Profit attributable to non-controlling interests		—		—		—		—		—
Total assets[1]		103,042,327		114,849,508		75,393,978		(3,007,906)		290,277,907
Total liabilities[1]		89,293,741		130,631,229		49,263,959		(1,658,233)		267,530,696

[1]	Amounts before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Financial information by business segment as of and for the year ended December 31, 2014, is as follows:

(In millions of Korean won)	2014
	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total
Operating revenues from external customers	￦	1,742,308	￦	2,211,969	￦	1,682,954	￦	—	￦	5,637,231
Segment operating revenues(expenses)		38,379		(48,256)		60,295		(50,418)		—

		1,780,687		2,163,713		1,743,249		(50,418)		5,637,231
Net interest income		2,448,966		2,079,834		407,018		35,628		4,971,446
Interest income		4,008,584		4,432,760		1,286,127		(24,844)		9,702,627
Interest expense		(1,559,618)		(2,352,926)		(879,109)		60,472		(4,731,181)
Net fee and commission income		237,229		524,784		333,768		(17,736)		1,078,045
Fee and commission income		277,196		597,072		416,316		(19,246)		1,271,338
Fee and commission expense		(39,967)		(72,288)		(82,548)		1,510		(193,293)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		179		(20,238)		376,282		68		356,291
Net other operating income(expenses)		(905,687)		(420,667)		626,181		(68,378)		(768,551)
General and administrative expenses		(711,029)		(1,695,563)		(966,266)		—		(3,372,858)
Operating profit before provision for credit losses		1,069,658		468,150		776,983		(50,418)		2,264,373
Provision for credit losses		(566,942)		(304,116)		(10,204)		(6,392)		(887,654)
Operating profit		502,716		164,034		766,779		(56,810)		1,376,719
Share of profit of associates		—		—		17,555		—		17,555
Net other non-operating income		1,242		—		20,309		(55,550)		(33,999)
Segment profit before income tax expense		503,958		164,034		804,643		(112,360)		1,360,275
Income tax expense		(120,504)		(53,967)		(156,056)		(707)		(331,234)
Profit for the period		383,454		110,067		648,587		(113,067)		1,029,041
Profit attributable to shareholders of the parent company		383,454		110,067		648,587		(113,067)		1,029,041
Profit attributable to non-controlling interests		—		—		—		—		—
Total assets[1]		94,313,469		111,074,156		74,917,627		(4,851,588)		275,453,664
Total liabilities[1]		83,780,834		123,792,699		47,552,921		(1,613,263)		253,513,191

[1]	Amounts before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Corporate banking service	￦	1,720,023	￦	1,742,308
Retail banking service		2,115,837		2,211,969
Other service		1,897,562		1,682,954

	￦	5,733,422	￦	5,637,231

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2015 and 2014, and major non-current assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015				2014
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets

Domestic	￦	5,657,170	￦	3,493,248	￦	5,533,506	￦	3,492,836
United States		11,847		276		11,655		256
New Zealand		5,143		209		6,684		193
China		30,590		6,949		46,892		7,518
Japan		10,709		1,547		19,842		1,391
Argentina		—		—		573		—
Vietnam		3,358		239		3,130		287
Cambodia		5,072		350		5,364		564
United Kingdom		9,533		130		9,585		108
Intra-group adjustment		—		1,202		—		1,202

	￦	5,733,422	￦	3,504,150	￦	5,637,231	￦	3,504,355

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.	Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015				2014
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	14,562,990	￦	14,562,700	￦	13,973,510	￦	13,973,773
Financial assets held for trading		6,417,419		6,417,419		7,520,471		7,520,471
Debt securities		6,287,469		6,287,469		7,368,783		7,368,783
Equity securities		60,890		60,890		100,343		100,343
Others		69,060		69,060		51,345		51,345
Financial assets designated at fair value through profit or loss		70,198		70,198		—		—
Derivative linked securities		70,198		70,198		—		—
Derivatives held for trading		2,093,458		2,093,458		1,800,664		1,800,664
Derivatives held for hedging		92,552		92,552		109,553		109,553
Loans		222,738,064		222,711,536		211,525,560		211,830,395
Available-for-sale financial assets		21,163,192		21,163,192		19,134,391		19,134,391
Debt securities		18,293,533		18,293,533		16,415,900		16,415,900
Equity securities		2,869,159		2,869,159		2,717,991		2,717,991
Others		500		500		500		500
Held-to-maturity financial assets		11,748,794		12,072,793		10,124,136		10,486,946
Other financial assets		6,887,727		6,887,727		6,529,032		6,529,032

	￦	285,774,394	￦	286,071,575	￦	270,717,317	￦	271,385,225

Financial liabilities
Financial liabilities held for trading	￦	69,465	￦	69,465	￦	51,650	￦	51,650
Derivatives held for trading		2,116,766		2,116,766		1,755,674		1,755,674
Derivatives held for hedging		21,957		21,957		3,425		3,425
Deposits		224,333,507		225,012,816		211,611,432		212,004,857
Debts		14,291,815		14,321,296		14,297,460		14,344,110
Debentures		15,949,134		16,436,457		15,250,464		15,693,318
Other financial liabilities		9,612,261		9,612,273		9,344,847		9,344,892

	￦	266,394,905	￦	267,591,030	￦	252,314,952	￦	253,197,926

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE(Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2015 and 2014, is as follows:

	2015
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	2,075,176	￦	4,212,293	￦	—	￦	6,287,469
Equity securities		32,584		28,306		—		60,890
Others		69,060		—		—		69,060

		2,176,820		4,240,599		—		6,417,419
Financial assets designated at fair value through profit or loss
Derivative linked securities		—		—		70,198		70,198

		—		—		70,198		70,198

Derivatives held for trading		—		2,092,861		597		2,093,458

Derivatives held for hedging		—		91,341		1,211		92,552

Available-for-sale financial assets
Debt securities		5,788,898		12,504,635		—		18,293,533
Equity securities[1]		818,227		497,393		1,553,539		2,869,159
Others		—		500		—		500

		6,607,125		13,002,528		1,553,539		21,163,192

	￦	8,783,945	￦	19,427,329	￦	1,625,545	￦	29,836,819

Financial liabilities
Financial liabilities held for trading	￦	69,465	￦	—	￦	—	￦	69,465
Derivatives held for trading		—		2,114,609		2,157		2,116,766
Derivatives held for hedging		—		21,460		497		21,957

	￦	69,465	￦	2,136,069	￦	2,654	￦	2,208,188

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	3,190,784	￦	4,177,999	￦	—	￦	7,368,783
Equity securities		68,963		31,380		—		100,343
Others		51,345		—		—		51,345

		3,311,092		4,209,379		—		7,520,471

Derivatives held for trading		—		1,768,638		32,026		1,800,664

Derivatives held for hedging		—		109,293		260		109,553

Available-for-sale financial assets
Debt securities		6,707,878		9,708,022		—		16,415,900
Equity securities[1]		1,145,988		633		1,571,370		2,717,991
Others		—		500		—		500

		7,853,866		9,709,155		1,571,370		19,134,391

	￦	11,164,958	￦	15,796,465	￦	1,603,656	￦	28,565,079

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	—	￦	—	￦	51,650
Derivatives held for trading		—		1,747,645		8,029		1,755,674
Derivatives held for hedging		—		1,144		2,281		3,425

	￦	51,650	￦	1,748,789	￦	10,310	￦	1,810,749

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦24,571 million and ￦27,526 million as of December 31, 2015 and 2014, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to dispose of the financial instruments in the near future.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statements of financial position and classified as Level 2 as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	2015		2014
Financial assets
Financial assets held for trading
Debt securities	￦	4,212,293	￦	4,177,999	DCF model	Discount rate
Equity securities		28,306		31,380	DCF model	Discount rate

		4,240,599		4,209,379

Derivatives held for trading		2,092,861		1,768,638	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging		91,341		109,293	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities		12,504,635		9,708,022	DCF model	Discount rate
Equity securities		497,393		633	DCF model	Discount rate
Others		500		500	DCF model	Discount rate

		13,002,528		9,709,155

	￦	19,427,329	￦	15,796,465

Financial liabilities
Derivatives held for trading	￦	2,114,609	￦	1,747,645	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging		21,460		1,144	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	￦	2,136,069	￦	1,748,789

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2015 and 2014, is as follows:

	2015
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,470,696	￦	10,405,952	￦	1,686,052	￦	14,562,700
Loans		—		—		222,711,536		222,711,536
Held-to-maturity financial assets		1,775,755		10,297,038		—		12,072,793
Other financial assets[2]		—		—		6,887,727		6,887,727

	￦	4,246,451	￦	20,702,990	￦	231,285,315	￦	256,234,756

Financial liabilities
Deposits[1]	￦	—	￦	100,361,458	￦	124,651,358	￦	225,012,816
Debts[1]		—		9,884		14,311,412		14,321,296
Debentures		—		16,436,457		—		16,436,457
Other financial liabilities[3]		—		—		9,612,273		9,612,273

	￦	—	￦	116,807,799	￦	148,575,043	￦	265,382,842

	2014
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,544,205	￦	10,198,808	￦	1,230,760	￦	13,973,773
Loans		—		—		211,830,395		211,830,395
Held-to-maturity financial assets		2,616,385		7,870,561		—		10,486,946
Other financial assets[2]		—		—		6,529,032		6,529,032

	￦	5,160,590	￦	18,069,369	￦	219,590,187	￦	242,820,146

Financial liabilities
Deposits[1]	￦	—	￦	82,783,564	￦	129,221,293	￦	212,004,857
Debts[1]		—		48,984		14,295,126		14,344,110
Debentures		—		15,693,318		—		15,693,318
Other financial liabilities[3]		—		—		9,344,892		9,344,892

	￦	—	￦	98,525,866	￦	152,861,311	￦	251,387,177

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as of December 31, 2015 and 2014.
[3]	The ￦9,610,088 million and ￦9,331,606 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2015 and 2014, respectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Fair value
	2015		2014		Valuation Techniques	Inputs
Financial assets
Held-to-maturity financial assets	￦	10,297,038	￦	7,870,561	DCF model	Discount rate
Financial liabilities
Debentures	￦	16,436,457	￦	15,693,318	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Fair value
	2015		2014		Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	￦	1,686,052	￦	1,230,760	DCF model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans		222,711,536		211,830,395	DCF model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	￦	224,397,588	￦	213,061,155

Financial liabilities
Deposits	￦	124,651,358	￦	129,221,293	DCF model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Debts		14,311,412		14,295,126	DCF model	Other spread, interest rate	Other spread
Other financial liabilities		2,185		13,286	DCF model	Other spread, interest rate	Other spread

	￦	138,964,955	￦	143,529,705

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives
			Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
			Equity securities
Beginning balance	￦	—	￦ 1,571,370	￦	23,997	￦	(2,021)
Total gains or losses
- Profit or loss		(4,802)	204,429		(1,447)		2,735
- Other comprehensive-income		—	(86,953)		—		—
Purchases		75,000	415,633		277		—
Sales		—	(552,600)		—		—
Issues		—	—		—		—
Settlements		—	—		(24,387)		—
Transfers into Level 3[1]		—	24,850		—		—
Transfers out of Level 3[1]		—	(23,190)		—		—

Ending balance	￦	70,198	￦ 1,553,539	￦	(1,560)	￦	714

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	￦ 1,561,667	￦	(4,654)	￦	(8,390)
Total gains or losses
- Profit or loss	(112,649)		(1,393)		6,579
- Other comprehensive-income	118,579		—		—
Purchases	154,243		—		—
Sales	(170,591)		—		—
Issues	—		—		—
Settlements	—		7,393		(210)
Transfers into Level 3[1]	24,736		22,651		—
Transfers out of Level 3[1]	(4,615)		—		—

Ending balance	￦ 1,571,370	￦	23,997	￦	(2,021)

[1]	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Net losses from financial investments at fair value through profit or loss		Other operating income (losses)
Total gains or losses included in profit or loss for the period	￦	(6,249)	￦	207,164
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(3,035)		(15,372)

(In millions of Korean won)	2014
	Net income (losses) from financial investments at fair value through profit or loss		Other operating losses
Total gains or losses included in profit or loss for the period	￦	(1,393)	￦	(106,070)
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		7,533		(112,164)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of December 31, 2015, is as follows:

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	￦	70,198	MonteCarlo Simulation	Price of the underlying asset, interest rate, dividend yield, volatility of the underlying asset, correlation of the underlying assets	Volatility of the underlying asset	19.95 ~ 31.19	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets	26.37 ~ 53.50	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading
Stock and index		321	Binomial model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	17.10	Higher the volatility, higher the fair value fluctuation
Currency and interest		264	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	5.56 ~ 100.00	Higher the loss rate, decrease the fair value
Others		12	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	40.02	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging					Volatility of the interest rate	0.45	Higher the volatility, higher the fair value fluctuation
Interest		1,211	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	5.96	Higher the volatility, higher the fair value fluctuation
Available-for-sale financial assets
Equity securities		1,553,539	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value , recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 3.00	Higher the growth rate, higher the fair value
					Discount rate	1.72 ~ 20.65	Lower the discount rate, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value

	￦	1,625,545

Financial liabilities
Derivatives held for trading
Stock and index	￦	2,143	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(Correlation of rates of return on stocks), dividend yield	Volatility of the underlying asset	31.00 ~ 33.80	Higher the volatility, higher the fair value fluctuation

					Correlation of rates of return on stocks	11.96	Higher the correlation, higher the fair value fluctuation
Others		14	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	40.02	Higher the volatility, higher the fair value fluctuation
					Volatility of the interest rate	0.45	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		497	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.93	Higher the volatility, higher the fair value fluctuation

	￦	2,654

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Information about fair value measurements using unobservable inputs as of December 31, 2014, is as follows:

	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Stock and index	￦	29,031	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(Correlation of rates of return on stocks), dividend yield	Volatility of the underlying asset	24.20 ~ 45.82	Higher the volatility, higher the fair value fluctuation

					Correlation of rates of return on stocks	-3.27 ~ 52.23	Higher the correlation, higher the fair value fluctuation
Currency and interest		2,995	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	6.78 ~ 90.56	Higher the loss rate, decrease the fair value
Derivatives held for hedging
Interest		260	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.91	Higher the volatility, higher the fair value fluctuation
Available-for-sale financial assets
			DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value , discount rate of cash flows from rent , recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 3.00	Higher the growth rate, higher the fair value

					Discount rate	2.29 ~ 21.55	Lower the discount rate, higher the fair value

					Volatilities of real estate price	1.10	Higher real estate price, higher the fair value

					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Discount rate of cash flows from rent	6.89	Lower the discount rate of cash flows from rent, higher the fair value
Equity securities		1,571,370			Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value

	￦	1,603,656

Financial liabilities
Derivatives held for trading
Stock and index	￦	8,029	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	25.13 ~ 41.79	Higher the volatility, higher the fair value fluctuation
					Correlation of rates of return on stocks	-3.83 ~ 68.20	Higher the correlation, higher the fair value fluctuation
Derivatives held for hedging
Interest		2,281	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.35 ~ 3.91	Higher the volatility, higher the fair value fluctuation

	￦	10,310

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, there are derivative linked securities, equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities and private equity funds whose fair value changes are recognized in profit or loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

	2015
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	1,697	￦	(1,507)
Derivatives held for trading[2]		337		(10)
Derivatives held for hedging[2]		81		(71)
Available-for-sale financial assets[3]		—		—

	￦	2,115	￦	(1,588)

Financial liabilities
Derivatives held for trading[2]		8		(13)
Derivatives held for hedging[2]		17		(16)

	￦	25	￦	(29)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2015
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Available-for-sale financial assets[3]	￦	143,678	￦	(72,762)

	2014
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[2]	￦	310	￦	(307)
Derivatives held for hedging[2]		17		(15)
Available-for-sale financial assets[3]		—		—

	￦	327	￦	(322)

Financial liabilities
Derivatives held for trading[2]	￦	535	￦	(535)
Derivatives held for hedging[2]		86		(76)

	￦	621	￦	(611)

	2014
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Available-for-sale financial assets[3]	￦	360,970	￦	(136,378)

[1]	For derivative linked securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as the volatility of the underlying asset and the correlation of the underlying assets by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For foreign currency derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters such as the correlation of the interest rates or the volatility of the underlying asset by ± 10%.
[3]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference are as follows:

(In millions of Korean won)	2015		2014

Balance at the beginning of the period (A)	￦	187	￦	1,330
New transactions (B)		—		—
Amounts recognized in profit or loss during the period (C= a+b)		(178)		(1,143)
a. Amortization		(20)		(73)
b. Settlement		(158)		(1,070)

Balance at the end of the period (A+B+C)	￦	9	￦	187

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of December 31, 2015, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss				Loans and receivables		Available- for-sale financial assets		Held-to- maturity financial assets		Derivatives held for hedging		Total
	Held for trading		Financial assets designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	14,562,990	￦	—	￦	—	￦	—	￦	14,562,990
Financial assets at fair value through profit or loss		6,417,419		70,198		—		—		—		—		6,487,617
Derivatives		2,093,458		—		—		—		—		92,552		2,186,010
Loans		—		—		222,738,064		—		—		—		222,738,064
Financial investments		—		—		—		21,163,192		11,748,794		—		32,911,986
Other financial assets		—		—		6,887,727		—		—		—		6,887,727

	￦	8,510,877	￦	70,198	￦	244,188,781	￦	21,163,192	￦	11,748,794	￦	92,552	￦	285,774,394

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	69,465	￦	—	￦	—	￦	69,465
Derivatives		2,116,766		—		21,957		2,138,723
Deposits		—		224,333,507		—		224,333,507
Debts		—		14,291,815		—		14,291,815
Debentures		—		15,949,134		—		15,949,134
Other financial liabilities		—		9,612,261		—		9,612,261

	￦	2,186,231	￦	264,186,717	￦	21,957	￦	266,394,905

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The carrying amounts of financial assets and liabilities by category as of December 31, 2014, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	13,973,510	￦	—	￦	—	￦	—	￦	13,973,510
Financial assets at fair value through profit or loss		7,520,471		—		—		—		—		7,520,471
Derivatives		1,800,664		—		—		—		109,553		1,910,217
Loans		—		211,525,560		—		—		—		211,525,560
Financial investments		—		—		19,134,391		10,124,136		—		29,258,527
Other financial assets		—		6,529,032		—		—		—		6,529,032

	￦	9,321,135	￦	232,028,102	￦	19,134,391	￦	10,124,136	￦	109,553	￦	270,717,317

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	51,650	￦	—	￦	—	￦	51,650
Derivatives		1,755,674		—		3,425		1,759,099
Deposits		—		211,611,432		—		211,611,432
Debts		—		14,297,460		—		14,297,460
Debentures		—		15,250,464		—		15,250,464
Other financial liabilities		—		9,344,847		—		9,344,847

	￦	1,807,324	￦	250,504,203	￦	3,425	￦	252,314,952

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.4 Transfer of financial assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2015 and 2014, are as follows :

(In millions of Korean won)		2015
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets	￦	48	￦	48
AP 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		10,335		10,335
Discovery 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		10,448		10,448
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		22,359		22,359
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets		41,810		41,810
AP 3B ABS Ltd.[1]	Senior debt	Loans and receivables		11,496		11,548
	Subordinated debt	Available-for-sale financial assets		27,377		27,377

			￦	123,873	￦	123,925

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦10,639 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦4,281 million as of December 31, 2015.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)		2014
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
KR ABS Ltd.	Subordinated debt	Available-for-sale financial assets	￦	4,921	￦	4,921
KR 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		22,219		22,219
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets		11,211		11,211
AP 1st Securitization Specialty Co., Ltd.	Senior debt	Loans and receivables		9,762		9,842
	Subordinated debt	Available-for-sale financial assets		17,346		17,346
Discovery 1st Securitization Specialty Co., Ltd.	Senior debt	Loans and receivables		1,175		1,194
	Subordinated debt	Available-for-sale financial assets		22,591		22,591
EAK 2nd Securitization Specialty Co., Ltd. [1]	Senior debt	Loans and receivables		19,806		20,026
	Subordinated debt	Available-for-sale financial assets		38,207		38,207
FK 1411 ABS Ltd. [2]	Senior debt	Loans and receivables		44,966		44,917
	Subordinated debt	Available-for-sale financial assets		47,600		47,600

			￦	239,804	￦	240,074

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦6,924 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦27,365 million.
[3]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦3,145 million in 2014.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.4.2 Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Carrying amount of transferred asset		Carrying amount of related liabilities
Securities under repurchase agreements	￦	608,568	￦	568,486
Loaned securities		200,389		—
Government and public bonds		200,389		—

	￦	808,957	￦	568,486

(In millions of Korean won)	2014
	Carrying amount of transferred asset		Carrying amount of related liabilities
Securities under repurchase agreements	￦	164,382	￦	148,869
Loaned securities		59,120		—
Government and public bonds		59,120		—

	￦	223,502	￦	148,869

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.5 Offsetting financial assets and financial liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position.

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	2,093,125	￦	—	￦	2,093,125	￦	(1,594,838)	￦	(22,220)	￦	476,067
Derivatives held for hedging		92,552		—		92,552		(15,650)		—		76,902
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase, securities borrowing and similar agreements		2,028,200		—		2,028,200		(2,028,200)		—		—
Other financial instruments		20,125,762		(17,987,341)		2,138,421		—		—		2,138,421

	￦	27,181,584	￦	(17,987,341)	￦	9,194,243	￦	(6,479,168)	￦	(22,220)	￦	2,692,855

(In millions of Korean won)	2014
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,798,280	￦	—	￦	1,798,280	￦	(1,472,239)	￦	(1,635)	￦	324,406
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase, securities borrowing and similar agreements		3,529,900		—		3,529,900		(3,529,900)		—		—
Other financial instruments		18,249,521		(16,161,647)		2,087,874		—		—		2,087,874

	￦	26,030,562	￦	(16,161,647)	￦	9,868,915	￦	(7,359,943)	￦	(1,635)	￦	2,507,337

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	2,116,486	￦	—	￦	2,116,486	￦	(1,618,259)	￦	(4,633)	￦	493,594
Derivatives held for hedging		21,957		—		21,957		(14,417)		—		7,540
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase, securities lending and similar agreements[1]		568,486		—		568,486		(568,486)		—		—
Other financial instruments		18,105,992		(17,987,341)		118,651		(118,651)		—		—

	￦	23,655,328	￦	(17,987,341)	￦	5,667,987	￦	(5,160,293)	￦	(4,633)	￦	503,061

(In millions of Korean won)	2014
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	1,755,221	￦	—	￦	1,755,221	￦	(1,316,268)	￦	—	￦	438,953
Derivatives held for hedging		3,425		—		3,425		(3,013)		—		412
Payable spot exchange		2,343,234		—		2,343,234		(2,342,116)		—		1,118
Repurchase, securities lending and similar agreements[1]		148,870		—		148,870		(148,870)		—		—
Other financial instruments		16,284,444		(16,161,647)		122,797		(122,797)		—		—

	￦	20,535,194	￦	(16,161,647)	￦	4,373,547	￦	(3,933,064)	￦	—	￦	440,483

[1]	Includes repurchase agreements sold to customers.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2015		2014
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.50	￦	6,376,961	￦	6,283,230
	Due from banking institutions	KEB Hana Bank and others	0.00 ~ 2.60		705,670		585,028
	Due from others	KB Investment & Securities Co., Ltd. and others	0.00 ~ 1.00		2,819,387		3,013,288

					9,902,018		9,881,546

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,211,342		898,437
	Time deposits in foreign currencies	KEB Hana Bank and others	0.00 ~ 4.79		941,986		613,153
	Due from others	Bank of Japan and others	—		36,948		36,169

					2,190,276		1,547,759

				￦	12,092,294	￦	11,429,305

Restricted due from financial institutions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Financial Institutions	2015		2014		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,376,961	￦	6,283,230	Bank of Korea Act
	Due from banking institutions	KEB Hana Bank and others		—		279,200	Agreement for allocation of deposit
	Due from others	Morgan Stanley Bank International Ltd and others		5,119		1,668	Derivatives margin account and others

				6,382,080		6,564,098

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		501,379		293,067	Bank of Korea Act and others
	Time deposits in foreign currencies	China Merchants Bank NY Branch		17,580		16,488	New York State Banking Law
	Due from others	Samsung Futures Inc. and others		4,868		4,022	Derivatives margin account and others

				523,827		313,577

			￦	6,905,907	￦	6,877,675

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

8. Assets pledged as collateral

The details of assets pledged as collateral as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
Assets pledged	Pledgee	2015
		Carrying amount		Reason for the pledge
Financial assets held for trading	Korea Securities Depository and others	￦	53,680	Repurchase agreements
	KB Investment Co., Ltd.		1,021	Derivatives transactions

			54,701

Available-for-sale financial assets	Korea Securities Depository and others		481,937	Repurchase agreements
	Bank of Korea		594,020	Borrowings from Bank of Korea
	Bank of Korea		61,410	Settlement risk of Bank of Korea
	Deutshe Bank AG. and others		412,475	Derivatives transactions
	Others		5,604	Others

			1,555,446

Held-to-maturity financial assets	Korea Securities Depository and others		101,942	Repurchase agreements
	Bank of Korea		820,872	Borrowings from Bank of Korea
	Bank of Korea		922,733	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		200,625	Derivatives transactions
	Others		174,984	Others

			2,221,156

Mortgage loans	Others		1,745,823	Covered Bond

		￦	5,577,126

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
Assets pledged	Pledgee	2014
		Carrying amount		Reason for the pledge
Financial assets held for trading	Korea Securities Depository and others	￦	82,990	Repurchase agreements
	Samsung Futures Inc. and others		9,861	Derivatives transactions
	Others		17,864	Settlement of Korea Exchange and others

			110,715

Available-for-sale financial assets	Samsung Futures Inc. and others		3,308	Derivatives transactions

Held-to-maturity financial assets	Korea Securities Depository and others		1,460,932	Repurchase agreements
	Bank of Korea		993,853	Borrowings from Bank of Korea
	Bank of Korea		1,440,821	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		339,107	Derivatives transactions
	Others		254,980	Others

			4,489,693

		￦	4,603,716

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	2,045,575	￦	—

(In millions of Korean won)	2014
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	3,598,732	￦	—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

9.	Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won.

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks.

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

The details of derivative financial instruments for trading as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	528,941	￦	—	￦	—
Swaps		91,057,388		909,024		889,940
Options		5,874,500		73,724		133,087

		97,460,829		982,748		1,023,027

Currency
Forwards		33,674,825		511,513		304,877
Futures[1]		576,263		—		—
Swaps		25,303,179		596,668		782,912
Options		373,241		2,196		3,526

		59,927,508		1,110,377		1,091,315

Stock and index
Futures[1]		26,588		—		—
Swaps		—		—		—
Options		40,571		321		2,410

		67,159		321		2,410

Others		703,200		12		14

	￦	158,158,696	￦	2,093,458	￦	2,116,766

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	290,290	￦	—	￦	—
Swaps		101,441,724		923,094		956,130
Options		8,398,000		86,277		128,185

		110,130,014		1,009,371		1,084,315

Currency
Forwards		21,256,930		340,246		214,759
Futures[1]		554,794		—		—
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

		40,859,544		762,145		662,533

Stock and index
Futures[1]		76,298		—		—
Swaps		45,135		26,648		1,166
Options		114,617		2,500		7,660

		236,050		29,148		8,826

	￦	151,225,608	￦	1,800,664	￦	1,755,674

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	3,108,538	￦	91,341	￦	21,460
Other		140,000		1,211		497

	￦	3,248,538	￦	92,552	￦	21,957

	2014
(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	2,179,779	￦	109,293	￦	1,144
Other		140,000		260		2,281

	￦	2,319,779	￦	109,553	￦	3,425

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Losses on hedging instruments	￦	(39,381)	￦	(28,269)
Gains on the hedged item attributable to the hedged risk		40,002		42,393

	￦	621	￦	14,124

Hedges of a net investment in a foreign operation

The Group applies hedge accounting by designating non-derivative financial instruments as hedging instruments to net investments in foreign operations for year ended December 31, 2015.

The effective portion of gain(loss) on hedging instruments recognized in other comprehensive income(loss) is as follows:

(In millions of Korean won)	2015

Other comprehensive loss	￦	(33,610)
Tax effect		8,134

Other comprehensive loss after tax	￦	(25,476)

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	2015

Debentures in foreign currencies	￦	582,205

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

10.	Loans

Loans as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Loans	￦	224,189,374	￦	212,907,660
Deferred loan origination fees and costs		574,569		545,497
Allowances		(2,025,879)		(1,927,597)

Carrying amount	￦	222,738,064	￦	211,525,560

Loans to banks as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Loans	￦	6,779,962	￦	6,208,391
Allowances		(39)		—

Carrying amount	￦	6,779,923	￦	6,208,391

Loans to customers other than banks as of December 31, 2015 and 2014, consist of:

(In millions of Korean won)	2015
	Retail		Corporate		Total

Loans in Korean won	￦	115,924,172	￦	91,272,391	￦	207,196,563
Loans in foreign currencies		42,413		2,659,902		2,702,315
Domestic import usance bills		—		3,445,301		3,445,301
Off-shore funding loans		—		584,914		584,914
Call loans		—		198,045		198,045
Bills bought in Korean won		—		5,257		5,257
Bills bought in foreign currencies		—		2,812,217		2,812,217
Guarantee payments under payment guarantee		—		26,129		26,129
Reverse repurchase agreements		—		228,001		228,001
Privately placed bonds		—		785,239		785,239

		115,966,585		102,017,396		217,983,981
Proportion (%)		53.20		46.80		100.00

Allowances		(432,414)		(1,593,426)		(2,025,840)

	￦	115,534,171	￦	100,423,970	￦	215,958,141

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Retail		Corporate		Total

Loans in Korean won	￦	112,193,456	￦	84,006,216	￦	196,199,672
Loans in foreign currencies		50,047		2,574,041		2,624,088
Domestic import usance bills		—		3,693,951		3,693,951
Off-shore funding loans		—		664,794		664,794
Call loans		—		290,243		290,243
Bills bought in Korean won		—		6,678		6,678
Bills bought in foreign currencies		—		1,958,251		1,958,251
Guarantee payments under payment guarantee		—		12,975		12,975
Reverse repurchase agreements		—		1,079,900		1,079,900
Privately placed bonds		—		714,214		714,214

		112,243,503		95,001,263		207,244,766
Proportion (%)		54.16		45.84		100.00

Allowances		(476,974)		(1,450,623)		(1,927,597)

	￦	111,766,529	￦	93,550,640	￦	205,317,169

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in deferred loan origination fees and costs for the years ended December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	572,108	￦	422,396	￦	399,986	￦	—	￦	594,518
Other origination costs		598		491		619		—		470

		572,706		422,887		400,605		—		594,988

Deferred loan origination fees
Loans in Korean won		21,993		3,091		9,112		—		15,972
Other origination fees		5,216		1,929		2,707		9		4,447

		27,209		5,020		11,819		9		20,419

	￦	545,497	￦	417,867	￦	388,786	￦	(9)	￦	574,569

	2014
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	495,619	￦	355,270	￦	278,781	￦	—	￦	572,108
Other origination costs		378		1,100		880		—		598

		495,997		356,370		279,661		—		572,706

Deferred loan origination fees
Loans in Korean won		25,064		4,579		7,650		—		21,993
Other origination fees		7,671		1,073		3,535		7		5,216

		32,735		5,652		11,185		7		27,209

	￦	463,262	￦	350,718	￦	268,476	￦	(7)	￦	545,497

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

11.	Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Beginning	￦	476,974	￦	1,450,623	￦	1,927,597
Written-off		(295,642)		(683,991)		(979,633)
Recoveries from written-off loans		177,075		156,531		333,606
Sale		(4,051)		(45,619)		(49,670)
Other changes		(1,667)		101		(1,566)
Provision[1]		79,725		715,820		795,545

Ending	￦	432,414	￦	1,593,465	￦	2,025,879

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Beginning	￦	572,286	￦	1,817,973	￦	2,390,259
Written-off		(521,422)		(1,068,490)		(1,589,912)
Recoveries from written-off loans		132,296		257,972		390,268
Sale		(6,726)		(61,255)		(67,981)
Other changes		(6,555)		(68,443)		(74,998)
Provision[1]		307,095		572,866		879,961

Ending	￦	476,974	￦	1,450,623	￦	1,927,597

[1]	Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 22), provision(reversal) for financial guarantee contracts (Note 22), and provision for other financial assets (Note 17).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

12.	Financial assets at fair value through profit or loss and Financial Investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Financial assets held for trading
Debt securities
Government and public bonds	￦	1,301,425	￦	2,035,150
Financial bonds		3,133,610		3,581,035
Corporate bonds		1,438,302		1,204,083
Asset-backed securities		218,496		282,011
Others		195,636		266,504
Equity securities
Stocks		31,397		60,122
Beneficiary certificates		29,493		40,221
Others		69,060		51,345

		6,417,419		7,520,471

Financial assets designated at fair value through profit or loss
Derivative linked securities		70,198		—

Total financial assets at fair value through profit or loss	￦	6,487,617	￦	7,520,471

Available-for-sale financial assets
Debt securities
Government and public bonds	￦	3,202,350	￦	4,214,383
Financial bonds		6,376,869		6,259,941
Corporate bonds		3,533,586		4,743,295
Asset-backed securities		5,180,728		1,198,281
Equity securities
Stocks		1,440,483		1,788,178
Equity investments		41,314		45,578
Beneficiary certificates		1,387,362		884,235
Others		500		500

		21,163,192		19,134,391

Held-to-maturity financial assets
Debts securities
Government and public bonds		1,870,481		2,724,716
Financial bonds		2,024,444		1,047,049
Corporate bonds		3,709,968		5,880,095
Asset-backed securities		4,143,901		472,276

		11,748,794		10,124,136

Total financial investments	￦	32,911,986	￦	29,258,527

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(216,027)	￦	—	￦	(216,027)

	￦	(216,027)	￦	—	￦	(216,027)

(In millions of Korean won)
	2014
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(180,784)	￦	—	￦	(180,784)

	￦	(180,784)	￦	—	￦	(180,784)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

13.	Investments in associates

Investments in associates as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	￦	125,462	￦	128,275	￦	128,275	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,580		4,580	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		125,822		129,707	Other finance	Korea
JSC Bank CenterCredit
Ordinary shares [2]	29.56		954,104		(21,990)		—	Banking	Kazakhstan
Preferred shares[2]	93.15
KB12-1 Venture Investment Partnership[3]	80.00		40,000		50,670		50,670	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		16,131		15,537		15,169	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.73		172,441		187,596		183,117	Other finance	Korea
Shinla Construction Co., Ltd.	20.17		—		(516)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		102,530		101,274	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(1,879)		—	Operation of highways and related facilities	Korea
KoFC Posco Hanhwa KB shared growth Private Equity Fund	20.00		24,760		23,272		24,760	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		12,000		11,860		12,000	Investment finance	Korea
Terra Corporation	24.06		—		37		21	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[5]	22.89		—		(580)		149	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[5]	42.65		—		86		33	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd[5]	26.49		—		(47)		—	Manufacture of metal door, windows, shutter and relevant products	Korea
Myeongwon Tech Co., Ltd.[5]	25.62		—		(447)		—	Manufacture of other automotive parts	Korea
Shinhwa Underwear Co., Ltd[5]	26.05		—		(184)		56	Manufacture of underwear and sleepwear	Korea
DPAPS Co.,Ltd.[5]	38.62		—		339		—	Wholesale of paper	Korea
EJADE Co.,Ltd.[5]	25.67		—		591		—	Wholesale of underwear	Korea
KB Star office private real estate Investment Trust No.1	21.05		20,000		20,328		20,328	Investment finance	Korea

		￦	1,568,249	￦	645,880	￦	670,139

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	￦	122,623	￦	125,119	￦	125,119	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,222		4,222	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		114,240		121,182	Other finance	Korea
JSC Bank CenterCredit
Ordinary shares [2]	29.56		954,104		36,763		29,279	Banking	Kazakhstan
Preferred shares[2]	93.15
KB12-1 Venture Investment Partnership[3]	80.00		28,800		29,119		29,119	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		18,981		15,705		16,675	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,270		198,089	Other finance	Korea
CH Engineering Co., Ltd. [4]	41.73		—		178		20	Architectural design and related service	Korea
Shinla Construction Co., Ltd.	20.17		—		(502)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		99,818		98,562	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(1,716)		—	Operation of highways and related facilities	Korea
KoFC Posco Hanhwa KB shared growth Private Equity Fund	20.00		21,000		18,563		20,663	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		4,000		3,825		4,000	Investment finance	Korea
Terra Corporation	24.06		—		(99)		—	Manufacture of fabricated and processed metal products	Korea
KB Star office private real estate Investment Trust No.1	21.05		20,000		20,402		20,402	Investment finance	Korea

		￦	1,564,476	￦	668,907	￦	667,332

[1]	As of December 31, 2015 and 2014, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Group determined that ordinary shares and convertible preferred shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preferred shares held by the Group against the total outstanding ordinary and convertible preferred shares issued by JSC Bank CenterCredit. The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2015 and 2014, amounts to ￦21,863 million and ￦42,945 million, respectively.
[3]	As of December 31, 2015 and 2014, the Group is a partner in a limited partnership and does not have the right to control over these entities.
[4]	On June 23, 2015, the Group lost significant influence as the Seoul District Court approved the bankruptcy of CH Engineering Co., Ltd.
[5]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Summarized financial information on the main associates, the carrying amount of the Group’s interest in the main associates and dividends received from the main associates are as follows:

(In millions of Korean won)	2015[1]
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains and losses and others		Carrying amount
Balhae Infrastructure Fund	￦	1,019,844	￦	2,198	￦	1,021,953	￦	1,017,646	￦	128,275	￦	—	￦	128,275
Korea Credit Bureau Co., Ltd.		63,960		13,076		10,000		50,884		4,580		—		4,580
UAMCO., Ltd.		4,068,353		3,331,647		2,430		736,706		125,822		3,885		129,707
JSC Bank CenterCredit		4,672,327		4,710,972		546,794		(38,645)		(21,990)		21,990		—
KB12-1 Venture Investment Partnership		64,190		852		50,000		63,338		50,670		—		50,670
KoFC KBIC Frontier Champ 2010-5(PEF)		51,934		145		53,770		51,789		15,537		(368)		15,169
United PF 1st Recovery Private Equity Fund		1,088,325		30,390		973,258		1,057,935		187,596		(4,479)		183,117
KB GwS Private Securities Investment Trust		490,606		741		425,814		489,865		102,530		(1,256)		101,274
Incheon Bridge Co., Ltd.		696,390		708,926		164,621		(12,536)		(1,879)		1,879		—
KoFC Posco Hanhwa KB shared growth Private Equity Fund		117,473		1,112		123,800		116,361		23,272		1,488		24,760
Future Planning KB Start-up Creation Fund		23,725		6		24,000		23,719		11,860		140		12,000
KB Star office private real estate Investment Trust No.1		218,308		121,749		95,000		96,559		20,328		—		20,328

(In millions of Korean won)	2015[1]
	Operating revenues		Profit (Loss)		Other comprehensive income(loss)		Comprehensive income(loss)		Dividends
Balhae Infrastructure Fund	￦	50,214	￦	41,594	￦	—	￦	41,594	￦	4,926
Korea Credit Bureau Co., Ltd.		53,184		2,005		1,098		3,103		—
UAMCO., Ltd.		452,759		68,078		(276)		67,802		—
JSC Bank CenterCredit		320,307		(159,985)		452		(159,533)		1
KB12-1 Venture Investment Partnership		14,641		10,362		2,577		12,939		—
KoFC KBIC Frontier Champ 2010-5(PEF)		10,977		9,292		(331)		8,961		—
United PF 1st Recovery Private Equity Fund		99,712		18,911		—		18,911		—
KB GwS Private Securities Investment Trust		40,454		39,454		—		39,454		5,545
Incheon Bridge Co., Ltd.		87,230		(803)		—		(803)		—
KoFC Posco Hanhwa KB shared growth Private EquityFund		8,915		(3,117)		7,978		4,861		—
Future Planning KB Start-up Creation Fund		1,379		69		—		69		—
KB Star office private real estate Investment Trust No.1		15,990		7,727		—		7,727		1,620

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[1]	The amounts included in the financial information of the associates are adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(In millions of Korean won)	2014[1]
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains and losses and others		Carrying amount
Balhae Infrastructure Fund	￦	994,768	￦	2,158	￦	999,430	￦	992,610	￦	125,119	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		54,717		7,806		10,000		46,911		4,222		—		4,222
UAMCO., Ltd.		4,357,490		3,688,589		2,430		668,901		114,240		6,942		121,182
JSC Bank CenterCredit		6,278,391		6,156,255		546,794		122,136		36,763		(7,484)		29,279
KB12-1 Venture Investment Partnership		36,978		580		36,000		36,398		29,119		—		29,119
KoFC KBIC Frontier Champ 2010-5(PEF)		52,499		148		63,270		52,351		15,705		970		16,675
United PF 1st Recovery Private Equity Fund		1,187,406		40,240		1,081,400		1,147,166		203,270		(5,181)		198,089
CH Engineering Co., Ltd. [2]		1,086		659		158		427		178		(158)		20
KB GwS Private Securities Investment Trust		477,646		738		425,814		476,908		99,818		(1,256)		98,562
Incheon Bridge Co., Ltd.		727,659		739,105		164,621		(11,446)		(1,716)		1,716		—
KoFC Posco Hanhwa KB shared growth Private Equity Fund		94,731		1,917		105,000		92,814		18,563		2,100		20,663
Future Planning KB Start-up Creation Fund		8,040		390		8,000		7,650		3,825		175		4,000
KB Star office private real estate Investment Trust No.1		218,250		121,341		95,000		96,909		20,402		—		20,402

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014[1]
	Operating revenues		Profit (Loss)		Other comprehensive income(loss)		Comprehensive income(loss)		Dividends
Balhae Infrastructure Fund	￦	53,100	￦	44,616	￦	—	￦	44,616	￦	6,280
Korea Credit Bureau Co., Ltd.		46,111		114		—		114		—
UAMCO., Ltd.		548,990		57,438		—		57,438		35,041
JSC Bank CenterCredit		425,506		(22,973)		(26,987)		(49,960)		2
KB06-1 Venture Investment Partnership		570		558		(32)		526		—
KB08-1 Venture Investment Partnership		4,368		3,008		(455)		2,553		4,946
KB12-1 Venture Investment Partnership		3,302		647		230		877		—
KoFC KBIC Frontier Champ 2010-5(PEF)		16,942		957		(3,249)		(2,292)		1,938
United PF 1st Recovery Private Equity Fund		105,369		(1,962)		—		(1,962)		—
CH Engineering Co., Ltd. [2]		787		251		—		251		—
KB GwS Private Securities Investment Trust		39,207		38,207		—		38,207		7,222
Incheon Bridge Co., Ltd.		83,578		(8,185)		—		(8,185)		—
KoFC Posco Hanhwa KB shared growth Private Equity Fund		9,228		3,771		(6,337)		(2,566)		—
Future Planning KB Start-up Creation Fund		123		(330)		—		(330)		45
KB Star office private real estate Investment Trust No.1		17,413		8,585		—		8,585		1,752

[1]	The amounts included in the financial information of the associates are adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of November 2014 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in investments in associates for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses)		Other comprehen- sive income (loss)		Ending
Balhae Infrastructure Fund	￦	125,119	￦	2,839	￦	—	￦	(4,926)	￦	5,243	￦	—	￦	128,275
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		259		99		4,580
UAMCO., Ltd.		121,182		—		—		—		8,525		—		129,707
JSC Bank CenterCredit		29,279		—		—		(1)		(29,278)		—		—
KB12-1 Venture Investment Partnership		29,119		11,200		—		—		8,289		2,062		50,670
KoFC KBIC Frontier Champ 2010-5(PEF)		16,675		—		(2,850)		—		336		1,008		15,169
United PF 1st Recovery Private Equity Fund		198,089		—		(19,028)		—		4,056		—		183,117
KB GwS Private Securities Investment Trust		98,562		—		—		(5,545)		8,257		—		101,274
KoFC Posco Hanhwa KB shared growth Private Equity Fund		20,663		5,960		(2,200)		—		192		145		24,760
Future Planning KB Start-up Creation Fund		4,000		8,000		—		—		—		—		12,000
CH Engineering Co., Ltd.		20		—		—		—		(20)		—		—
Terra Corporation		—		—		—		—		21		—		21
MJT&I Corp.		—		—		—		—		149		—		149
Jungdong Steel Co., Ltd.		—		—		—		—		33		—		33
Shinhwa Underwear Co., Ltd.		—		—		—		—		56		—		56
KB Star office private real estate Investment Trust No.1		20,402		—		—		(1,620)		1,546		—		20,328

	￦	667,332	￦	27,999	￦	(24,078)	￦	(12,092)	￦	7,664	￦	3,314	￦	670,139

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses)		Other comprehensive income (loss)		Impairment		Ending
Balhae Infrastructure Fund	￦	124,968	￦	806	￦	—	￦	(6,280)	￦	5,625	￦	—	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		37		—		—		4,222
UAMCO., Ltd.		150,826		—		—		(35,041)		5,397		—		—		121,182
JSC Bank CenterCredit		68,110		—		—		(2)		(6,278)		(32,551)		—		29,279
KB06-1 Venture Investment Partnership		861		—		(1,124)		—		279		(16)		—		—
KB08-1 Venture Investment Partnership		9,345		—		(6,100)		(4,946)		2,005		(304)		—		—
KB12-1 Venture Investment Partnership		23,200		5,600		—		—		326		(7)		—		29,119
KoFC KBIC Frontier Champ 2010-5(PEF)		28,548		30		(9,597)		(1,938)		—		—		(368)		16,675
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		148		—		—		198,089
Kores Co., Ltd.		1,505		—		(1,505)		—		—		—		—		—
KB GwS Private Securities Investment Trust		97,788		—		—		(7,222)		7,996		—		—		98,562
KoFC Posco Hanhwa KB shared growth Private Equity Fund		10,329		9,780		—		—		798		(244)		—		20,663
Future Planning KB Start-up Creation Fund		4,030		—		—		(45)		15		—		—		4,000
CH Engineering Co., Ltd.		—		—		—		—		20		—		—		20
Terra Corporation		4		—		—		—		(4)		—		—		—
KB Star office private real estate Investment Trust No.1		20,347		—		—		(1,752)		1,807		—		—		20,402

	￦	741,987	￦	16,216	￦	(18,326)	￦	(57,226)	￦	18,171	￦	(33,122)	￦	(368)	￦	667,332

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method for the years ended December 31, 2015 and 2014, are as follows:

	2015				2014
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
Incheon Bridge Co., Ltd.	￦	163	￦	1,879	￦	1,287	￦	1,716
Shinla Construction Co., Ltd.		14		148		34		134
Doosung Metal Co., Ltd		49		49		—		—
Myeongwon Tech Co., Ltd		43		43		—		—
Terra Corporation		—		—		115		115
JSC Bank CenterCredit		103,453		103,453		—		—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

14.	Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,883,316	￦	—	￦	(1,018)	￦	1,882,298
Buildings		1,198,045		(376,214)		(5,859)		815,972
Leasehold improvements		599,703		(551,338)		—		48,365
Equipment and vehicles		1,395,082		(1,245,371)		—		149,711
Construction in-progress		443		—		—		443
Finance lease assets		21,785		(9,202)		—		12,583

	￦	5,098,374	￦	(2,182,125)	￦	(6,877)	￦	2,909,372

	2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,884,029	￦	—	￦	—	￦	1,884,029
Buildings		1,153,465		(345,704)		(2,117)		805,644
Leasehold improvements		576,099		(528,629)		—		47,470
Equipment and vehicles		1,492,601		(1,362,673)		—		129,928
Construction in-progress		606		—		—		606
Finance lease assets		21,245		(728)		—		20,517

	￦	5,128,045	￦	(2,237,734)	￦	(2,117)	￦	2,888,194

The changes in property and equipment for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,884,029	￦	50	￦	(1,496)	￦	(297)	￦	—	￦	12	￦	1,882,298
Buildings		805,644		568		39,221		(898)		(28,057)		(506)		815,972
Leasehold improvements		47,470		1,091		30,689		(383)		(34,290)		3,788		48,365
Equipment and vehicles		129,928		106,525		—		(679)		(86,133)		70		149,711
Construction in-progress		606		67,362		(67,526)		—		—		1		443
Finance lease assets		20,517		554		—		—		(8,474)		(14)		12,583

	￦	2,888,194	￦	176,150	￦	888	￦	(2,257)	￦	(156,954)	￦	3,351	￦	2,909,372

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,914,966	￦	4,786	￦	(35,698)	￦	—	￦	—	￦	(25)	￦	1,884,029
Buildings		820,405		10,226		2,186		—		(27,093)		(80)		805,644
Leasehold improvements		49,970		2		29,628		(138)		(35,248)		3,256		47,470
Equipment and vehicles		109,184		88,570		1,946		(313)		(70,393)		934		129,928
Construction in-progress		—		54,859		(54,253)		—		—		—		606
Finance lease assets		8,900		29,152		(1,946)		—		(15,589)		—		20,517

	￦	2,903,425	￦	187,595	￦	(58,137)	￦	(451)	￦	(148,323)	￦	4,085	￦	2,888,194

[1]	Including transfers from investment property and assets held for sale.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
2015
Beginning	Impairment	Reversal		Others	Ending

￦ (2,117)	￦ (557)	￦	—	￦ (4,203)	￦ (6,877)

(In millions of Korean won)
2014
Beginning	Impairment	Reversal		Others	Ending

￦ (2,117)	￦ —	￦	—	￦ —	￦ (2,117)

The details of investment property as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	255,806	￦	—	￦	255,806
Buildings		173,131		(15,758)		157,373

	￦	428,937	￦	(15,758)	￦	413,179

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	253,533	￦	—	￦	253,533
Buildings		167,931		(12,198)		155,733

	￦	421,464	￦	(12,198)	￦	409,266

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2015, are as follows:

(In millions of Korean won)	2015
	Fair Value		Valuation technique	Inputs

Land and Buildings	￦	447,627	Cost approach value	- Price per square meter - Replacement cost

As of December 31, 2015 and 2014, fair values of the investment properties amount to ￦447,627 million and \ 409,647 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2015 and 2014, amounts to ￦22,252 million and ￦7,167 million, respectively.

The changes in investment property for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Acquisitions		Transfers		Depreciation		Ending

Land	￦	253,533	￦	21	￦	2,252	￦	—	￦	255,806
Buildings		155,733		4,269		1,040		(3,669)		157,373

	￦	409,266	￦	4,290	￦	3,292	￦	(3,669)	￦	413,179

(In millions of Korean won)	2014
	Beginning		Acquisitions		Transfers		Depreciation		Ending

Land	￦	122,190	￦	132,923	￦	(1,580)	￦	—	￦	253,533
Buildings		78,815		79,072		147		(2,301)		155,733

	￦	201,005	￦	211,995	￦	(1,433)	￦	(2,301)	￦	409,266

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

15.	Intangible Assets

The details of intangible assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	66,490	￦	—	￦	—	￦	66,490
Other intangible assets		763,929		(641,350)		(7,470)		115,109

	￦	830,419	￦	(641,350)	￦	(7,470)	￦	181,599

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	66,490	￦	—	￦	—	￦	66,490
Other intangible assets		714,034		(568,100)		(5,529)		140,405

	￦	780,524	￦	(568,100)	￦	(5,529)	￦	206,895

The details of goodwill as of December 31, 2015 and 2014, are as follows:

	2015				2014
(In millions of Korean won)	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202

	￦	66,490	￦	66,490	￦	66,490	￦	66,490

There is no change in goodwill for the years ended December 31, 2015 and 2014.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2015, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking		Corporate Banking		KB Cambodia Bank		Total

Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	66,490
Recoverable amount exceeded carrying amount		5,008,711		2,171,276		543		7,180,530
Discount rate (%)		15.30		15.60		30.90
Permanent growth rate (%)		2.00		2.00		2.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 2.0% for Retail Banking, Corporate Banking and KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,357	￦	(1,142)	￦	—	￦	215
Software		610,503		(565,519)		—		44,984
Other intangible assets		127,464		(70,084)		(7,470)		49,910
Finance leases assets		24,605		(4,605)		—		20,000

	￦	763,929	￦	(641,350)	￦	(7,470)	￦	115,109

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,295	￦	(1,006)	￦	—	￦	289
Software		560,121		(505,998)		—		54,123
Other intangible assets		128,644		(60,743)		(5,529)		62,372
Finance leases assets		23,974		(353)		—		23,621

	￦	714,034	￦	(568,100)	￦	(5,529)	￦	140,405

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Beginning		Acquisition		Transfer		Disposal		Amortization		Others		Ending
Industrial property rights	￦	289	￦	38	￦	—	￦	—	￦	(120)	￦	8	￦	215
Software		54,123		21,026		—		—		(30,201)		36		44,984
Other intangible assets		62,372		5,139		—		(3,384)		(9,270)		(4,947)		49,910
Finance leases assets		23,621		647		—		—		(4,253)		(15)		20,000

	￦	140,405	￦	26,850	￦	—	￦	(3,384)	￦	(43,844)	￦	(4,918)	￦	115,109

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfer		Disposal		Amortization		Others		Ending
Industrial property rights	￦	364	￦	36	￦	—	￦	—	￦	(117)	￦	6	￦	289
Software		78,518		16,370		4,528		—		(44,491)		(802)		54,123
Other intangible assets		71,156		1,673		—		(2,577)		(8,252)		372		62,372
Finance leases assets		8,056		28,208		(4,528)		—		(8,115)		—		23,621

	￦	158,094	￦	46,287	￦	—	￦	(2,577)	￦	(60,975)	￦	(424)	￦	140,405

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Beginning	Impairment	Reversal		Others	Ending
Accumulated impairment losses on other intangible assets	￦ (5,529)	￦ (5,531)	￦	6	￦ 3,584	￦ (7,470)

	2014
(In millions of Korean won)	Beginning	Impairment	Reversal		Others	Ending
Accumulated impairment losses on other intangible assets	￦ (5,492)	￦ (128)	￦	321	￦ (230)	￦ (5,529)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in emissions rights for year ended December 31, 2015, are as follows:

(KAU, in millions of Korean won)
	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	—	￦	—	—	￦	—	—	￦	—	—	￦	—
Free of charges	116,799		—	112,137		—	109,140		—	338,076		—

Ending	116,799	￦	—	112,137	￦	—	109,140	￦	—	338,076	￦	—

16.	Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	68,633	￦	—	￦	68,633
Impairment losses on property and equipment		5,019		—		5,019
Interest on equity index-linked deposits		69		—		69
Share-based payments		8,168		—		8,168
Provisions for guarantees		38,225		—		38,225
Gains on valuation of derivatives		—		(30,391)		(30,391)
Present value discount		—		(25)		(25)
Losses on fair value hedged		2,876		—		2,876
Accrued interest		—		(43,414)		(43,414)
Deferred loan origination fees and costs		—		(120,375)		(120,375)
Gains on revaluation		—		(272,696)		(272,696)
Investments in subsidiaries and associates		5,614		(82,542)		(76,928)
Others		540,128		(276,241)		263,887

		668,732		(825,684)		(156,952)
Offsetting of deferred income tax assets and liabilities		(660,411)		660,411		—

Total	￦	8,321	￦	(165,273)	￦	(156,952)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	65,033	￦	—	￦	65,033
Impairment losses on property and equipment		5,412		—		5,412
Interest on equity index-linked deposits		183		—		183
Share-based payments		7,806		—		7,806
Provisions for guarantees		50,115		—		50,115
Gains on valuation of derivatives		—		(51,167)		(51,167)
Present value discount		—		(34)		(34)
Losses on fair value hedged		12,834		—		12,834
Accrued interest		—		(48,019)		(48,019)
Deferred loan origination fees and costs		—		(110,160)		(110,160)
Gains on revaluation		—		(272,696)		(272,696)
Investments in subsidiaries and associates		6,336		(71,565)		(65,229)
Others		562,200		(261,322)		300,878

		709,919		(814,963)		(105,044)
Offsetting of deferred income tax assets and liabilities		(704,605)		704,605		—

Total	￦	5,314	￦	(110,358)	￦	(105,044)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦65,873 million associated with investments in subsidiaries and associates as of December 31, 2015, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of December 31, 2015.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦543,711 million associated with investments in subsidiaries and associates as of December 31, 2015, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦67 million, ￦80,204 million and ￦21,393 million associated with other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2015, due to the uncertainty that these will be realized in the future.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in cumulative temporary differences for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Losses from fair value hedge	￦	53,033	￦	53,033	￦	11,882	￦	11,882
Other provisions		268,931		268,931		283,672		283,672
Impairment losses on property and equipment		22,363		22,363		20,738		20,738
Interest on equity index-linked deposits		758		758		287		287
Share-based payments		32,256		32,256		33,754		33,754
Provisions for guarantees		207,087		207,087		157,954		157,954
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		579,173		12,264		—		566,909
Others		2,341,471		1,504,231		1,416,105		2,253,345

		3,585,276	￦	2,100,923	￦	1,924,392		3,408,745

Unrecognized deferred income tax assets
Other provisions		199						67
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		560,861						543,711
Others		18,185						21,393

		2,925,827						2,763,370
Tax rate (%)		24.20						24.20

Total deferred income tax assets from deductible temporary differences	￦	709,919					￦	668,732

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	￦	(198,424)	￦	(158,989)	￦	(139,959)	￦	(179,394)
Deferred loan origination fees and costs		(455,207)		(455,207)		(497,418)		(497,418)
Gains on valuation of derivatives		(211,434)		(211,434)		(125,582)		(125,582)
Present value discount		(140)		(140)		(104)		(104)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains on revaluation		(1,126,842)		—		—		(1,126,842)
Investment in subsidiaries and associates		(327,356)		(20)		(80,098)		(407,434)
Others		(1,079,846)		(221,023)		(282,670)		(1,141,493)

		(3,464,537)	￦	(1,046,813)	￦	(1,125,831)		(3,543,555)

Unrecognized deferred income tax liabilities
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(39,024)						(65,873)

		(3,360,225)						(3,412,394)
Tax rate (%)		24.20						24.20

Total deferred income tax liabilities from deductible temporary differences	￦	(814,963)					￦	(825,684)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Losses from fair value hedge	￦	68,884	￦	68,884	￦	53,033	￦	53,033
Other provisions		323,781		323,781		268,931		268,931
Impairment losses on property and equipment		11,873		11,873		22,363		22,363
Interest on equity index-linked deposits		1,407		1,325		676		758
Share-based payments		34,053		34,053		32,256		32,256
Provisions for guarantees		208,517		208,517		207,087		207,087
Present value discount		804		804		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		882,729		308,052		4,496		579,173
Others		1,737,460		1,017,320		1,621,331		2,341,471

		3,349,712	￦	1,974,609	￦	2,210,173		3,585,276

Unrecognized deferred income tax assets
Other provisions		250						199
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		595,196						560,861
Others		13,376						18,185

		2,660,686						2,925,827
Tax rate (%)		24.20						24.20

Total deferred income tax assets from deductible temporary differences	￦	644,023					￦	709,919

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	￦	(249,286)	￦	(217,151)	￦	(166,289)	￦	(198,424)
Deferred loan origination fees and costs		(388,266)		(388,266)		(455,207)		(455,207)
Gains on valuation of derivatives		(54,531)		(54,531)		(211,434)		(211,434)
Present value discount		—		—		(140)		(140)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains on revaluation		(1,131,429)		(4,587)		—		(1,126,842)
Investment in subsidiaries and associates		(365,424)		(57,931)		(19,863)		(327,356)
Others		(1,087,088)		(376,397)		(369,155)		(1,079,846)

		(3,341,312)	￦	(1,098,863)	￦	(1,222,088)		(3,464,537)

Unrecognized deferred income tax liabilities
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(118,748)						(39,024)

		(3,157,276)						(3,360,225)
Tax rate (%)		24.20						24.20

Total deferred income tax liabilities from deductible temporary differences	￦	(763,944)					￦	(814,963)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

17.	Other Assets

The details of other assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other financial assets
Other receivables	￦	3,165,861	￦	2,663,441
Accrued income		692,744		754,702
Guarantee deposits		1,160,950		1,291,907
Domestic exchange settlement debits		2,138,401		2,086,792
Others		17,743		20,924
Allowances for loan losses		(286,915)		(288,245)
Present value discount		(1,057)		(489)

		6,887,727		6,529,032

Other non-financial assets
Other receivables		42,356		1,187
Prepaid expenses		141,758		182,936
Guarantee deposits		3,656		3,607
Others		104,141		34,925
Allowances on other assets		(23,128)		(23,174)

		268,783		199,481

	￦	7,156,510	￦	6,728,513

The changes in allowances for loan losses on other assets for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Other financial assets		Other non- financial assets		Total
Beginning	￦	288,245	￦	23,174	￦	311,419
Provision(reversal)		(883)		838		(45)
Written-off		(2,365)		(884)		(3,249)
Others		1,918		—		1,918

Ending	￦	286,915	￦	23,128	￦	310,043

(In millions of Korean won)	2014
	Other financial assets		Other non- financial assets		Total
Beginning	￦	527,114	￦	16,146	￦	543,260
Provision(reversal)		27,415		4,065		31,480
Written-off		(290,329)		(2,435)		(292,764)
Others		24,045		5,398		29,443
Ending	￦	288,245	￦	23,174	￦	311,419

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

18.	Assets held for sale

The details of assets held for sale as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost[1]		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land	￦	35,996	￦	(8,531)	￦	27,465	￦	28,658
Buildings		11,660		(5,330)		6,330		6,789

	￦	47,656	￦	(13,861)	￦	33,795	￦	35,447

(In millions of Korean won)	2014
	Acquisition cost[1]		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land	￦	47,418	￦	(9,442)	￦	37,976	￦	40,530
Buildings		26,862		(10,804)		16,058		17,429

	￦	74,280	￦	(20,246)	￦	54,034	￦	57,959

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2015, are as follows:

(In millions of Korean won)	2015
	Fair value		Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs (%)	Effect of unobservable inputs on fair value
Land and buildings	￦	35,986	Market comparison approach model	Adjustment index	0.10 ~ 1.16	Fair value increases as the adjustment index rises
				Adjustment ratio	-20.00 ~ 0.00	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
2015
Beginning	Provision		Reversal		Others		Ending

￦ (20,246)	￦	(2,110)	￦	399	￦	8,096	￦	(13,861)

(In millions of Korean won)
2014
Beginning	Provision		Reversal		Others		Ending

￦ (10,087)	￦	(15,943)	￦	—	￦	5,784	￦	(20,246)

As of December 31, 2015, assets held for sale consist of 10 real estates of closed offices, which the management of the Group was committed to sell, but not yet sold as of December 31, 2015. As of the report date, two out of the above assets held for sale are under a sale negotiation and the remaining eight assets are also being actively marketed.

19.	Deposits

The details of deposits as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Demand deposits
Demand deposits in Korean won	￦	91,959,685	￦	75,889,591
Demand deposits in foreign currencies		4,122,010		3,017,438

		96,081,695		78,907,029

Time deposits
Time deposits in Korean won		120,035,078		128,637,365
Fair value adjustments on fair value hedged time deposits in Korean won		(201)		(958)

		120,034,877		128,636,407

Time deposits in foreign currencies		3,623,160		2,484,949
Fair value adjustments on fair value hedged time deposits in foreign currencies		(17,672)		—

		3,605,488		2,484,949

		123,640,365		131,121,356

Certificates of deposits		4,611,447		1,583,047

Total deposits	￦	224,333,507	￦	211,611,432

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

20.	Debts

The details of debts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Borrowings	￦	11,684,566	￦	11,271,860
Bonds sold under repurchase agreements and others		596,343		203,944
Call money		2,010,906		2,821,656

	￦	14,291,815	￦	14,297,460

The details of borrowings as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2015		2014
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	￦	1,421,375	￦	1,002,796
	Borrowings from the government	KEMCO and others	0.00 ~ 3.00		1,156,670		611,378
	Borrowings from banking institutions	Industrial Bank of Korea	1.18		180		874
	Borrowings from non-banking financial institutions	Korea Development Bank	0.20 ~ 2.70		284,369		187,452
	Other borrowings	Korea Gas Safety Corporation and others	0.00 ~ 4.35		2,830,933		3,399,780

					5,693,527		5,202,280

Borrowings in foreign currencies	Due to banks	JPMorgan Chase Bank.NA and others	—		9,884		3,313
	Borrowings from banking institutions	Commerzbank and others	0.08 ~ 1.30		3,530,561		3,522,159
	Borrowings from other financial institutions	Export Import Bank of Korea and others	0.86 ~ 1.78		212,507		34,460
	Other borrowings	Standard Chartered Bank and others	—		2,238,087		2,509,648

					5,991,039		6,069,580

				￦	11,684,566	￦	11,271,860

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of bonds sold under repurchase agreements and others as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2015		2014

Bonds sold under repurchase agreements	Individuals, groups, corporations	1.46 ~ 3.84	￦	568,486	￦	148,869
Bills sold	Individuals, corporations	0.80 ~ 1.50		27,857		55,075

			￦	596,343	￦	203,944

The details of call money as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2015		2014

Call money in Korean won	KEB Hana Bank and others	1.33 ~ 1.48	￦	926,400	￦	1,822,000
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.24 ~ 5.00		1,084,506		999,656

			￦	2,010,906	￦	2,821,656

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

21.	Debentures

The details of debentures as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2015		2014
Debentures in Korean won
Structured debentures	0.21 ~ 8.62	￦	909,788	￦	1,239,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 7.51		4,471,829		4,566,124
Fixed rate debentures in Korean won	1.68 ~ 4.09		6,750,523		6,390,553
Floating rate debentures in Korean won	—		—		150,000

			12,132,140		12,345,915
Fair value adjustments on fair value hedged debentures in Korean won			40,170		53,915
Discount on debentures in Korean won			(6,412)		(38,980)

			12,165,898		12,360,850

Debentures in foreign currencies
Floating rate debentures	0.07 ~ 1.57		1,477,524		1,318,415
Fixed rate debentures	0.98 ~ 3.63		2,325,537		1,578,980

			3,803,061		2,897,395
Fair value adjustments on fair value hedged debentures in foreign currencies			(10,415)		75
Discount on debentures in foreign currencies			(9,410)		(7,856)

			3,783,236		2,889,614

		￦	15,949,134	￦	15,250,464

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in debentures based on face value for the years ended December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	￦	1,239,238	￦	120,000	￦	(449,450)	￦	—	￦	909,788
Subordinated fixed rate debentures		4,566,124		—		(94,295)		—		4,471,829
Fixed rate debentures		6,390,553		4,080,000		(3,720,030)		—		6,750,523
Floating rate debentures		150,000		—		(150,000)		—		—

		12,345,915		4,200,000		(4,413,775)		—		12,132,140

Debentures in foreign currencies
Floating rate debentures		1,318,415		179,565		(111,939)		91,483		1,477,524
Fixed rate debentures		1,578,980		1,013,959		(378,577)		111,175		2,325,537

		2,897,395		1,193,524		(490,516)		202,658		3,803,061

	￦	15,243,310	￦	5,393,524	￦	(4,904,291)	￦	202,658	￦	15,935,201

	2014
((In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	￦	1,499,238	￦	80,000	￦	(340,000)	￦	—	￦	1,239,238
Subordinated fixed rate debentures		8,648,474		—		(4,082,350)		—		4,566,124
Fixed rate debentures		2,941,142		4,670,000		(1,220,589)		—		6,390,553
Floating rate debentures		102,858		353,200		(306,058)		—		150,000

		13,191,712		5,103,200		(5,948,997)		—		12,345,915

Debentures in foreign currencies
Floating rate debentures		826,770		754,003		(319,157)		56,799		1,318,415
Fixed rate debentures		2,335,059		803,503		(1,633,588)		74,006		1,578,980

		3,161,829		1,557,506		(1,952,745)		130,805		2,897,395

	￦	16,353,541	￦	6,660,706	￦	(7,901,742)	￦	130,805	￦	15,243,310

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

22.	Provisions

The details of provisions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Provisions for unused loan commitments	￦	126,282	￦	125,345
Provisions for acceptances and guarantees		158,454		207,927
Provisions for asset retirement obligation		70,493		68,999
Others		95,169		81,104

	￦	450,398	￦	483,375

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	125,345	￦	207,927	￦	333,272
Effects of changes in foreign exchange rate		789		4,808		5,597
Provision(Reversal)		148		(54,281)		(54,133)

Ending	￦	126,282	￦	158,454	￦	284,736

(In millions of Korean won)	2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	139,997	￦	209,110	￦	349,107
Effects of changes in foreign exchange rate		547		3,359		3,906
Reversal		(15,199)		(4,542)		(19,741)

Ending	￦	125,345	￦	207,927	￦	333,272

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in provisions for asset retirement obligation for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	￦	68,999	￦	67,995
Provision		1,941		2,722
Reversal		(363)		—
Used		(2,779)		(4,324)
Unwinding of discount		1,941		2,561
Effects of changes in discount rate		754		45

Ending	￦	70,493	￦	68,999

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in other provisions for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Greenhouse Gas Emission liabilities[1]		Others		Total
Beginning	￦	76	￦	33,996	￦	2,622	￦	2,718	￦	—	￦	41,692	￦	81,104
Provision		159		27,056		9,226		1,091		69		37,860		75,461
Used and Others		(136)		(19,961)		(278)		—		—		(41,021)		(61,396)

Ending	￦	99	￦	41,091	￦	11,570	￦	3,809	￦	69	￦	38,531	￦	95,169

[1]	As of December 31, 2015, the estimated greenhouse gas emission is 122,542 tons.

(In millions of Korean won)
	2014
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Greenhouse Gas Emission liabilities		Others		Total
Beginning	￦	69	￦	16,838	￦	3,257	￦	2,699	￦	—	￦	99,772	￦	122,635
Provision (Reversal)		164		49,040		(632)		19		—		(892)		47,699
Used and Others		(157)		(31,882)		(3)		—		—		(57,188)		(89,230)

Ending	￦	76	￦	33,996	￦	2,622	￦	2,718	￦	—	￦	41,692	￦	81,104

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

23.	Net defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary increase rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

The changes in the net defined benefit liabilities for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	1,150,368	￦	(1,092,875)	￦	57,493
Current service cost		162,459		—		162,459
Interest cost (income)		34,147		(32,433)		1,714
Remeasurements:
-Actuarial gain arising from changes in demographic assumptions		(1,879)		—		(1,879)
-Actuarial gain arising from changes in financial assumptions		(508)		—		(508)
-Actuarial loss arising from experience adjustment		10,631		—		10,631
-Return on plan assets (excluding amounts included in interest income)		—		10,877		10,877
Contributions		—		(180,000)		(180,000)
Payments from plans (benefit payments)		(88,266)		88,266		—
Payments from the Group		(5,152)		—		(5,152)
Transfer in		1,993		(1,981)		12
Transfer out		(3,140)		3,140		—
Effects of changes in foreign exchange rate		22		—		22

Ending	￦	1,260,675	￦	(1,205,006)	￦	55,669

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	905,999	￦	(854,474)	￦	51,525
Current service cost		146,118		—		146,118
Interest cost (income)		35,833		(33,788)		2,045
Remeasurements:
-Actuarial gain arising from changes in financial assumptions		95,786		—		95,786
-Actuarial loss arising from experience adjustment		3,003		—		3,003
-Return on plan assets (excluding amounts included in interest income)		—		11,505		11,505
Contributions		—		(249,500)		(249,500)
Payments from plans (benefit payments)		(32,908)		32,908		—
Payments from the Group		(2,961)		—		(2,961)
Transfer in		1,352		(1,352)		—
Transfer out		(1,826)		1,826		—
Effects of changes in foreign exchange rate		(28)		—		(28)

Ending	￦	1,150,368	￦	(1,092,875)	￦	57,493

The details of the net defined benefit liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Present value of defined benefit obligation	￦	1,260,675	￦	1,150,368
Fair value of plan assets		(1,205,006)		(1,092,875)

Net defined benefit liabilities	￦	55,669	￦	57,493

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Current service cost	￦	162,459	￦	146,118
Interest expenses of net defined benefit liabilities		1,714		2,045

Total	￦	164,173	￦	148,163

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Remeasurements:
- Actuarial loss arising from changes in demographic assumptions	￦	1,879	￦	—
-Actuarial loss arising from changes in financial assumptions		508		(95,786)
-Actuarial loss arising from experience adjustment		(10,631)		(3,003)
-Return on plan assets (excluding amounts included in interest income)		(10,877)		(11,505)
Income tax effects		4,627		26,691

Remeasurements after income tax	￦	(14,494)	￦	(83,603)

The details of fair value of plan assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	1,205,006	￦	1,205,006

	￦	—	￦	1,205,006	￦	1,205,006

(In millions of Korean won)	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	1,073,723	￦	1,073,723
Others		—		19,152		19,152

	￦	—	￦	1,092,875	￦	1,092,875

Key actuarial assumptions used as of December 31, 2015 and 2014, are as follows:

	Ratio (%)
	2015	2014
Discount rate	2.50	3.00
Salary increase rate	2.40 ~ 4.00	1.83 ~ 4.55
Turnover	1.00	0.70

Mortality assumptions are based on the 8th experience-based mortality table of Korea Insurance Development Institute of 2015.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2015, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate	0.5% p	4.14% decrease	4.43% increase
Salary increase rate	0.5% p	4.06% increase	3.84% decrease
Turnover	0.5% p	0.37% decrease	0.39% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2015, is as follows:

(In millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Between 5 and 10 years		Over 10 years		Total
Pension benefits	￦	32,209	￦	79,700	￦	373,180	￦	825,913	￦	2,701,387	￦	4,012,389

The weighted average duration of the defined benefit obligations is 8.8 years.

Expected contributions to plan assets for the period after December 31, 2015, are estimated to be approximately ￦160,000 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

24.	Other liabilities

The details of other liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other financial liabilities
Other payables	￦	3,016,175	￦	2,570,369
Prepaid card and debit cards		2,107		1,760
Accrued expenses		2,538,380		2,963,749
Financial guarantee liabilities		12,355		12,956
Deposits for letter of guarantees and others		211,388		142,571
Domestic exchange settlement credits		118,599		118,550
Foreign exchanges settlement credits		53,367		69,440
Borrowings from other business accounts		47,707		40,383
Payables to trust accounts		2,791,404		2,548,578
Liabilities incurred from agency relationship		488,325		505,664
Account for agency businesses		321,557		340,061
Others		10,897		30,766

		9,612,261		9,344,847

Other non-financial liabilities
Other payables		68,449		223,625
Unearned revenue		39,815		42,414
Accrued expenses		176,643		142,385
Withholding taxes		108,225		97,976
Others		64,198		33,028

		457,330		539,428

	￦	10,069,591	￦	9,884,275

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

25.	Equity

25.1 Capital Stock

The details of outstanding shares of the Bank as of December 31, 2015 and 2014, are as follows:

	Ordinary shares
	2015		2014
Number of shares authorized		1,000,000,000		1,000,000,000
Face value per share	￦	5,000	￦	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	￦	2,021,896	￦	2,021,896

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Paid-in capital in excess of face value	￦	4,604,417	￦	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,389		40,389

	￦	5,219,704	￦	5,219,704

The gain on business combination is a gain from a bargain purchase related to the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Remeasurements of net defined benefit liabilities	￦	(102,182)	￦	(87,688)
Currency translation differences		32,993		(12,149)
Gain on valuation of available-for-sale financial assets		682,818		760,530
Losses on valuation of equity method investments		(87,346)		(89,882)
Losses on hedges of a net investment in a foreign operation		(25,476)		—

	￦	500,807	￦	570,811

25.4 Retained earnings

Retained earnings as of December 31, 2015 and 2014, consist of:

(In millions of Korean won)	2015		2014
Legal reserves	￦	2,033,463	￦	1,997,380
Regulatory reserve for credit losses		1,867,761		1,690,979
Voluntary reserves		9,893,452		8,946,874
Retained earnings before appropriation		1,210,128		1,492,829

	￦	15,004,804	￦	14,128,062

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 29.1 through 29.2 of Regulation on Supervision of Banking Business.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of the regulatory reserve for credit losses as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	￦	1,867,761	￦	1,690,979
Amounts estimated to be appropriated		(32,646)		176,782

Ending	￦	1,835,115	￦	1,867,761

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Provision (reversal) of regulatory reserve for credit losses	￦	(32,646)	￦	176,782
Adjusted profit after provision of regulatory reserve for credit losses[1]		1,139,884		852,259

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with Korean IFRS and calculated on the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

26.	Interest income and expense

The details of interest income and expense for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Interest income
Due from financial institutions	￦	112,024	￦	142,644
Loans		7,380,610		8,495,967
Financial investments
Available-for-sale financial assets		386,427		469,173
Held-to-maturity financial assets		392,658		452,652
Others		116,663		142,191

		8,388,382		9,702,627

Interest expenses
Deposits		3,030,091		3,842,482
Debts		167,785		228,146
Debentures		418,979		594,341
Others		59,780		66,212

		3,676,635		4,731,181

Net interest income	￦	4,711,747	￦	4,971,446

Interest income recognized on impaired loans is ￦51,218 million (2014: ￦93,935 million) for the year ended December 31, 2015.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

27.	Fee and commission income and expense

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Fee and commission income
Banking activity fees	￦	173,442	￦	171,909
Lending activity fees		87,202		73,605
Agent activity fees		406,123		372,323
Trust and other fiduciary fees		241,246		203,426
Guarantee fees		29,924		29,283
Credit card related fees		1,420		1,612
Foreign currency related fees		97,148		96,020
Security activity commissions		160,211		145,718
Other business account commission on consignment		30,525		25,311
Debit card related fees and commissions		680		637
Others		144,133		151,494

		1,372,054		1,271,338

Fee and commission expense
Trading activity related fees[1]		10,531		8,872
Lending activity fees		21,225		18,548
Credit card related fees		1,096		1,149
Contributions to external institutions		22,318		18,614
Outsourcing related fees		62,475		55,508
Foreign currency related fees		12,286		11,452
Management fees of written-off loans		12,667		9,853
Others		73,083		69,297

		215,681		193,293

Net fee and commission income	￦	1,156,373	￦	1,078,045

[1]	Fees from financial assets/liabilities at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

28.	Net gains or losses from financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses from financial instruments held for trading

Net gains or losses from financial assets/liabilities at fair value through profit or loss are composed of gains or losses from financial instruments held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	￦	224,641	￦	298,762
Equity securities		11,487		12,314

		236,128		311,076

Derivatives held for trading
Interest rate		976,180		1,313,083
Currency		2,287,541		1,886,636
Stock or index		13,727		44,775
Other		803		801

		3,278,251		3,245,295

Other financial instruments		2,166		47

		3,516,545		3,556,418

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities		34,713		19,553
Equity securities		9,237		34,118

		43,950		53,671

Derivatives held for trading
Interest rate		988,989		1,361,647
Currency		2,178,142		1,763,895
Stock or index		12,877		20,346
Other		241		401

		3,180,249		3,146,289

Financial liabilities held for trading		—		117

Other financial instruments		2,213		50

		3,226,412		3,200,127

Net gain or loss from financial instruments held for trading	￦	290,133	￦	356,291

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

28.2 Net gains or losses from financial instruments designated at fair value through profit or loss

Net gains or losses from financial instruments designated at fair value through profit or loss includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Gains from financial assets designated at fair value through profit or loss
Derivative linked securities	￦	1,697	￦	—
Losses from financial assets designated at fair value through profit or loss
Derivative linked securities		4,802		—

Net gain or loss from financial assets designated at fair value through profit or loss	￦	(3,105)	￦	—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

29.	Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	313	￦	—
Gains on sale of available-for-sale financial assets		397,757		54,769

		398,070		54,769

Gain on sale of held-to-maturity financial assets		—		1,668
Gains on foreign exchange transactions		2,422,525		1,468,472
Dividend income		84,538		75,627
Others		183,365		153,059

		3,088,498		1,753,595

Other operating expenses
Expense related to available-for-sale financial assets
Losses on redemption of available-for-sale financial assets		—		6
Losses on sale of available-for-sale financial assets		2,142		2,242
Impairment on available-for-sale financial assets		216,027		180,784

		218,169		183,032

Losses on foreign exchange transactions		2,399,321		1,452,100
Others		892,734		887,014

		3,510,224		2,522,146

Net other operating expenses	￦	(421,726)	￦	(768,551)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

30.	General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,442,575	￦	1,410,106
Salaries and short-term employee benefits - welfare expense		696,210		652,004
Post-employment benefits - defined benefit plans		164,173		148,163
Post-employment benefits - defined contribution plans		5,085		4,425
Termination benefits		390,245		473
Share-based payments		11,915		7,234

		2,710,203		2,222,405

Depreciation and amortization		204,467		211,599

Other general and administrative expenses
Rental expense		237,800		262,834
Tax and dues		97,721		100,725
Communication		24,046		23,603
Electricity and utilities		23,858		23,312
Publication		13,816		14,681
Repairs and maintenance		12,085		13,798
Vehicle		7,833		9,155
Travel		3,581		3,313
Training		18,402		14,152
Service fees		87,704		85,097
Others		370,305		388,184

		897,151		938,854

	￦	3,811,821	￦	3,372,858

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

30.2 Share-based payments

30.2.1 Share options

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2015 and 2014, are as follows:

(In Korean won, except shares)
	2015
	Number of granted shares						Number of	Exercise		Remaining
	Beginning		Expired		Ending		exercisable shares	price per share		contractual life (Years)

Series 22		657,498		657,498		—	—	￦	—	—
Series 23		15,246		15,246		—	—		—	—

		672,744		672,744		—	—

Weighted average exercise price	￦	77,268	￦	77,268	￦	—	￦ —	￦	—

(In Korean won, except shares)
	2014
	Number of granted shares						Number of	Exercise		Remaining
	Beginning		Expired		Ending		exercisable shares	price per share		contractual life (Years)

Series 19		751,651		751,651		—	—	￦	—	—
Series 20		25,613		25,613		—	—		—	—
Series 21		18,987		18,987		—	—		—	—
Series 22		657,498		—		657,498	657,498		77,100	0.11
Series 23		15,246		—		15,246	15,246		84,500	0.22

		1,468,995		796,251		672,744	672,744

Weighted average exercise price	￦	77,235	￦	77,207	￦	77,268	￦ 77,268	￦	—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

The details of the share grants as of December 31, 2015, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 48	2013.07.23	14,470	Service period : 2 years [2,3]
Series 49	2013.07.24	36,495	Service period : 2 years [2,3]
Series 50	2013.07.24	9,214	Service period : 2 years [2,3]
Series 52	2013.08.01	10,278	Service period : 2 years [2,3]
Series 57	2014.01.01	8,853	Service period : 2 years [2,3]
Series 58	2014.01.01	78,700	Service period : 2 years [2,3]
Series 60	2015.01.01	349,984	Service period : 2 years [2,3]
Series 61	2015.04.14	8,390	Service period : 2 years [2,3]
Series 62	2015.01.12	15,965	Service period : 2 years [2,3]
Series 63	2015.08.01	9,969	Service period : 2 years [2,3]
Series 64	2015.07.24	35,069	Service period : 2 years [2,3]
Series 65	2015.08.26	13,828	Service period : 2 years [2,3]
Series 66	2014.11.21	28,392	Service period : 3 years [2,4]
Deferred grant in 2010	—	50
Deferred grant in 2011	—	101
Deferred grant in 2012	—	13,082
Deferred grant in 2013	—	69,240
Deferred grant in 2014	—	124,149
Deferred grant in 2015	—	1,877

		828,106

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period. However, deferred grants are residual shares at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of the targeted performance results, the targeted relative TSR and the targeted financial results of the Bank, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.
[4]	30%, 35% and 35% of the number of shares to be granted are determined upon the accomplishment of the targeted total assets growth rate, the targeted relative TSR and the targeted ROA, respectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of share grants linked to short-term performance as of December 31, 2015, are as follows:

	Grant date	Number of vested shares [1]	Vesting conditions
Granted shares for 2010	2010.01.01	363	Vested
Granted shares for 2011	2011.01.01	3,985	Vested
Granted shares for 2012	2012.01.01	54,609	Vested
Granted shares for 2013	2013.01.01	68,751	Vested
Granted shares for 2014	2014.01.01	164,953	Vested
Granted shares for 2015	2015.01.01	174,345	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2015, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
Series 48	0.00~3.00	1.63	36,497	33,145~34,180
Series 49	0.00~3.00	1.63	36,382	33,145~34,180
Series 49-1	0.00~3.00	1.63	36,583	33,145~34,180
Series 50	0.00~3.00	1.63	36,382	33,145~34,180
Series 52	0.00~3.00	1.63	36,321	33,145~34,180
Series 57	0.00~3.00	1.63	34,407	33,145~34,180
Series 58	0.00~3.00	1.63	34,407	33,145~34,180
Series 60	1.00~4.00	1.63	31,695	33,145~33,213
Series 61	1.28~5.01	1.63	31,695	33,110~33,213
Series 62	1.00~4.00	1.63	31,695	33,145~33,213
Series 63	1.58~5.01	1.64	31,695	33,110~33,213
Series 64	1.56~5.01	1.64	31,695	33,110~33,213
Series 65	1.65~5.01	1.64	31,695	33,110~33,213
Series 66	1.89~4.89	1.64	33,689	33,157~33,292
Grant deferred in 2012	0.00	1.72	—	34,180
Grant deferred in 2013	0.00~1.00	1.72	—	33,153~34,180
Grant deferred in 2014	0.00~2.00	1.72	—	33,143~34,180
Grant deferred in 2015	0.02~2.03	1.72	—	33,179~33,877

Linked to short-term performance
Share granted in 2012	0.00	1.72	—	34,180
Share granted in 2013	0.00~1.00	1.72	—	33,153~39,944
Share granted in 2014	0.00~2.03	1.72	—	33,143~34,180
Share granted in 2015	0.00~3.00	1.72	—	33,145~34,180

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant and the current stock price as of December 31, 2015, was used for the underlying asset price. Also, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2015 and 2014, the accrued expenses related to share-based payments, including share options and share grants, amounted to ￦33,754 million and ￦32,256 million, respectively, and the compensation costs from share options and share grants amounting to ￦11,915 million and ￦7,234 million were incurred during the years ended December 31, 2015 and 2014, respectively. There is no intrinsic value of the vested share options as of December 31, 2014.

31.	Non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Non-operating income
Gains of disposal in property and equipment and assets held for sale	￦	1,017	￦	1,454
Rent received		28,560		14,093
Others		258,716		57,535

		288,293		73,082

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		927		1,163
Donation		41,839		45,884
Restoration cost		722		1,818
Others		51,369		58,216

		94,857		107,081

Net non-operating income(expenses)	￦	193,436	￦	(33,999)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

32.	Income tax expense

Income tax expense for the years ended December 31, 2015 and 2014, consists of:

(In millions of Korean won)	2015		2014

Tax payable
Current tax expense	￦	207,579	￦	415,966
Adjustments recognized in the period for current tax of prior years		(16,207)		(13,855)

		191,372		402,111

Changes in deferred income tax assets (liabilities)		51,908		(14,876)
Income tax expense of overseas branches		3,827		6,202
Income tax recognized directly in equity
Changes in value of available-for-sale financial assets		24,707		(70,015)
Changes in remeasurements of net defined benefit liabilities		4,627		26,691
Losses on hedging investment of A net investment in a foreign operation		8,134		—
Others		(778)		78

		36,690		(43,246)

Consolidated tax effect		(9,806)		(18,957)

Tax expense	￦	273,991	￦	331,234

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2015 and 2014, follows:

(In millions of Korean won)	2015		2014

Profit before income tax	￦	1,381,229	￦	1,360,275

Tax at the applicable tax rate[1]		333,796		328,724
Non-taxable income		(53,443)		(6,091)
Non-deductible expense		13,713		10,665
Tax credit and tax exemption		(397)		(141)
Temporary difference for which no deferred tax is recognized		5,082		17,788
Tax supplementary pay(rebate) for tax of prior years		(21,222)		(9,375)
Income tax expense of overseas branches		3,827		6,202
Tax effect of investments in subsidiaries		1,241		2,085
Income tax expense of overseas branch		(671)		765
Consolidated tax effect		(9,806)		(18,957)
Others		1,871		(431)

Tax expense	￦	273,991	￦	331,234

Tax expense / Profit before income tax (%)		19.84		24.35

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Income tax refund receivables prior to offsetting[1]	￦	(229,470)	￦	(215,345)
Tax payables prior to offsetting[2]		210,024		414,239

Tax payables (receivable) after offsetting		(19,446)		198,894
Adjustment on consolidated tax payable and others[3]		(9,806)		(18,956)
Accounts payable[4]		36,373		(172,353)

Current tax payable	￦	7,121	￦	7,585

[1]	Excludes current tax assets of ￦17,612 million (2014: ￦305,831 million) from uncertain tax position, which do not qualify for offsetting.
[2]	Includes income tax payable of ￦7,121 million (2014: ￦7,585 million) under current tax liabilities as of December 31, 2015, which are not to be offset against any income tax refund receivables, such as those of overseas branches.
[3]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[4]	The amount of income tax payable by the Group is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33.	Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2015, of ￦941 per share, amounting to total dividends of ￦380,521 million, is to be proposed at the annual general shareholders’ meeting on March 24, 2016. The Group’s consolidated financial statements as of December 31, 2015, do not reflect this dividend payable.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

34.	Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(87,688)	￦	(19,121)	￦	—	￦	4,627	￦	(102,182)
Currency translation differences		(12,149)		45,142		—		—		32,993
Gains(losses) on valuation of available-for-sale financial assets		760,530		214,106		(316,525)		24,707		682,818
Gains(losses) on valuation of equity method investments		(89,882)		3,314		—		(778)		(87,346)
Gains(losses) on hedges of a net investment in a foreign operation		—		(33,610)		—		8,134		(25,476)

	￦	570,811	￦	209,831	￦	(316,525)	￦	36,690	￦	500,807

(In millions of Korean won)	2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(4,085)	￦	(110,294)	￦	—	￦	26,691	￦	(87,688)
Currency translation differences		(29,430)		17,281		—		—		(12,149)
Gains(losses) on valuation of available-for-sale financial assets		538,218		360,397		(68,070)		(70,015)		760,530
Gains(losses) on valuation of held-to-maturity financial assets		3		—		(3)		—		—
Gains(losses) on valuation of equity method investments		(57,087)		(33,122)		249		78		(89,882)

	￦	447,619	￦	234,262	￦	(67,824)	￦	(43,246)	￦	570,811

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

35.	Trust Accounts

Financial information of the trust accounts the Group manages as of December 31, 2015 and 2014, and for the years ended December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015				2014
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	3,754,063	￦	125,392	￦	3,614,835	￦	150,598
Unconsolidated		34,216,814		1,334,526		28,062,557		1,230,286

	￦	37,970,877	￦	1,459,918	￦	31,677,392	￦	1,380,884

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Group’s trust accounts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Assets
Accrued trust fees	￦	27,796	￦	24,054

Liabilities
Due to trust accounts	￦	2,791,403	￦	2,548,578
Accrued interest on due to trust accounts		6,354		5,790

	￦	2,797,757	￦	2,554,368

Significant revenue and expenses related to the Group’s trust for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Revenues
Fees and commissions from trust accounts	￦	241,246	￦	203,426
Commissions from early termination in trust accounts		171		129

	￦	241,417	￦	203,555

Expenses
Interest expenses on due to trust accounts	￦	48,293	￦	52,664

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

36.	Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Cash	￦	2,073,741	￦	2,018,753
Checks with other banks		396,955		525,452
Due from Bank of Korea		6,791,990		6,508,623
Due from other financial institutions		5,300,304		4,920,682

		14,562,990		13,973,510

Restricted due from financial institutions		(6,905,907)		(6,877,675)
Due from financial institutions with original maturities over three months		(1,187,577)		(763,775)

		(8,093,484)		(7,641,450)

	￦	6,469,506	￦	6,332,060

Significant non-cash transactions for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Decrease in loans due to the write-offs	￦	979,633	￦	1,589,912
Changes in accumulated other comprehensive income due to valuation of financial investments		(77,712)		222,309
Changes in accumulated other comprehensive income due to investment in associates		2,536		(32,795)
Changes in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		14,729		—
Changes in financial investments due to debt-for-equity swap with Hyundai Cement Co., Ltd.		—		25,178

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Activities	2015		2014
Income tax paid	Operating	￦	99,296	￦	303,291
Interest received	Operating		8,956,307		10,204,384
Interest paid	Operating		4,063,499		4,834,915
Dividends received	Operating		84,765		82,897
Dividends paid	Financing		230,496		158,517

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

37.	Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	422,316	￦	428,815
Others		609,034		669,233

		1,031,350		1,098,048

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		250,647		327,963
Letter of guarantees		51,500		61,081
Bid bond		62,402		43,362
Performance bond		1,006,304		1,087,394
Refund guarantees		1,924,030		1,494,023
Others		1,444,618		959,685

		4,739,501		3,973,508

Financial guarantees
Acceptances and guarantee for issue of debentures		51,200		51,200
Acceptances and guarantees for mortgage		27,805		75,651
Overseas debt guarantees		374,769		392,021
International financing guarantees in foreign currencies		11,893		35,949
Others		—		600

		465,667		555,421

		6,236,518		5,626,977

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,142,496		2,825,919
Refund guarantees		1,019,116		1,060,413

		3,161,612		3,886,332

	￦	9,398,130	￦	9,513,309

Acceptances and guarantees by counterparty as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	￦	5,238,851	￦	2,489,134	￦	7,727,985	82.23
Small medium sized companies		833,355		517,703		1,351,058	14.38
Public and others		164,312		154,775		319,087	3.39

	￦	6,236,518	￦	3,161,612	￦	9,398,130	100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	￦	4,611,841	￦	2,936,635	￦	7,548,476	79.35
Small medium sized companies		857,004		562,655		1,419,659	14.92
Public and others		158,132		387,042		545,174	5.73

	￦	5,626,977	￦	3,886,332	￦	9,513,309	100.00

Acceptances and guarantees by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	108,031	￦	3,664	￦	111,695	1.19
Manufacturing		3,559,955		1,934,904		5,494,859	58.47
Service		584,333		68,494		652,827	6.95
Wholesale and retail		1,285,101		796,109		2,081,210	22.14
Construction		606,099		200,976		807,075	8.59
Public		73,160		106,288		179,448	1.91
Others		19,839		51,177		71,016	0.75

	￦	6,236,518	￦	3,161,612	￦	9,398,130	100.00

(In millions of Korean won)
	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	125,350	￦	3,573	￦	128,923	1.36
Manufacturing		3,179,368		2,410,472		5,589,840	58.76
Service		583,302		114,645		697,947	7.34
Wholesale and retail		932,282		788,804		1,721,086	18.09
Construction		709,582		215,382		924,964	9.72
Public		72,964		336,484		409,448	4.30
Others		24,129		16,972		41,101	0.43

	￦	5,626,977	￦	3,886,332	￦	9,513,309	100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Commitments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015		2014
Commitments
Corporate loan commitments	￦	39,088,006	￦	42,975,974
Retail loan commitments		15,051,360		13,846,701
Other acceptance and guarantees in Korean won		1,000,000		1,000,000
Other purchase of security investment		1,613,287		1,635,657

		56,752,653		59,458,332

Financial Guarantees
Credit line		3,449,749		3,809,478
Purchase of security investment		98,700		73,500

		3,548,449		3,882,978

	￦	60,301,102	￦	63,341,310

Other Matters (including litigation)

a) The Bank has filed 59 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦388,395 million, and faces 165 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦321,176 million, which arose in the normal course of the business and are still pending as of December 31, 2015.

b) According to shareholders’ agreement on September 25, 2009, among the Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, the Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between the Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

c) The face values of the securities sold to general customers through tellers’ sale amount to ￦11,254 million and ￦26,487 million as of December 31, 2015 and 2014, respectively.

d) The Bank filed a claim for rectification of education tax paid for revenues regarding the credit card business before the spin-off. The claim was ruled in favor of the Bank by the Supreme Court in December 2012, and the refunded education tax amounting to ￦83,100 million was recognized as revenue.

Depending on the judgments of the court or the National Tax Service, the beneficiary of refunded education tax may be changed from the Bank to KB Kookmin Card Co., Ltd. However, the possibility of such event is considered relatively low.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

e) During the year ended December 31, 2013, the Bank underwent a tax audit for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, the Bank was assessed a total of ￦124,357 million for underpaid income taxes (including local income taxes). Thereafter, the Bank paid ￦123,330 million, excluding local income tax amounting to ￦1,027 million recognized as non-trade payable as of December 31, 2015. Subsequently, the Bank has appealed to the tax tribunal for the amount of ￦114,283 million in connection with the above tax assessment. The appeal is pending as of December 31, 2015.

38.	Subsidiaries

The details of subsidiaries as of December 31, 2015, are as follows:

Name of subsidiaries	Ownership (%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Personal pension trust and 10 others [1]	—	Korea	Trust
Samho Kyungwon Co., Ltd. and 3 others [2]	—	Korea	Asset-backed securitization and others
KB Haeorum Private securities 26 and 6 others [3]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund 1 [3]	86.00	Korea	Investment Trust
KB Star Retail Private Real Estate Master Fund 1 [2,4]	42.12	Korea	Investment Trust
KB Star Office Private Real Estate Master Fund 2 [2,4]	38.22	Korea	Investment Trust

[1]	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or, payment of principal and fixed rate of return.
[2]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.
[4]	Ownerships are based on consolidated basis.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The condensed financial information of major subsidiaries as of December 31, 2015 and 2014, and for the years ended December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015
	Assets		Liabilities		Equity		Operating revenue		Profit (Loss) for the period
Kookmin Bank Int’l Ltd.(London)	￦	472,941	￦	388,623	￦	84,318	￦	10,756	￦	3,484
Kookmin Bank Hong Kong Ltd.		684,994		529,847		155,147		14,529		5,127
Kookmin Bank Cambodia PLC.		88,675		63,851		24,824		5,850		2,054
Kookmin Bank (China) Ltd.		1,663,788		1,231,463		432,325		42,269		(8,465)
Personal pension trust and 10 others		3,803,511		3,704,365		99,146		129,956		3,664

(In millions of Korean won)	2014
	Assets		Liabilities		Equity		Operating revenue		Profit(Loss) for the period
Kookmin Bank Int’l Ltd.(London)	￦	441,292	￦	365,483	￦	75,809	￦	11,069	￦	3,466
Kookmin Bank Hong Kong Ltd.		639,509		498,960		140,549		16,495		8,616
Kookmin Bank Cambodia PLC.		95,864		74,578		21,286		6,021		266
Kookmin Bank (China) Ltd.		1,259,847		846,151		413,696		43,507		7,984
Personal pension trust and 10 others		3,667,615		3,571,818		95,797		167,608		(443)

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank provides the capital commitment of ￦258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ￦185,717 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Changes in subsidiaries

The condonation of the debt of KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd. was made and it was excluded from the consolidation during the year ended December 31, 2015. KB Mortgage Loan No. 1 Limited, KB Covered Bond First International Limited, Heungkuk Multi Private Securities H-19 and 30 other private securities were excluded from the consolidation due to their respective liquidation during the year ended December 31, 2015.

39.	Unconsolidated Structured Entity

As of December 31, 2015, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and collection securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets
Project Financing	Granting PF loans related to SOC and real property Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/ Construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements
Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As of December 31, 2015 and 2014, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities are as follows:

(In millions of Korean won)
	2015
	Asset-backed securitization		Project Financing		Investment funds		Others		Total
Total assets of the unconsolidated structured entities	￦	51,915,323	￦	22,279,763	￦	10,208,708	￦	5,969,463	￦	90,373,257

Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss	￦	218,496	￦	—	￦	—	￦	—	￦	218,496
Derivative financial assets		373		—		—		—		373
Loans		178,863		2,512,158		—		373,760		3,064,781
Financial investments		9,324,629		7,867		1,413,044		18,303		10,763,843
Investments in associates		—		—		407,319		—		407,319

	￦	9,722,361	￦	2,520,025	￦	1,820,363	￦	392,063	￦	14,454,812

Liabilities
Deposits	￦	258,554	￦	728,059	￦	15,159	￦	19,743	￦	1,021,515

	￦	258,554	￦	728,059	￦	15,159	￦	19,743	￦	1,021,515

Maximum exposure to loss[1]	￦	13,281,642	￦	3,768,352	￦	3,482,225	￦	421,864	￦	20,954,083

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees		Capital commitments		Loan commitments

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Asset-backed securitization		Project Financing		Investment funds		Others		Total
Total assets of the unconsolidated structured entities	￦	9,953,552	￦	19,901,366	￦	6,072,832	￦	5,923,270	￦	41,851,020

Carrying amount on financial statements
Assets
Loans	￦	192,619	￦	2,315,744	￦	—	￦	252,195	￦	2,760,558
Financial investments		564,156		13,778		912,042		17,000		1,506,976
Investments in associates		—		—		387,510		—		387,510
Other assets		2		—		—		—		2

	￦	756,777	￦	2,329,522	￦	1,299,552	￦	269,195	￦	4,655,046

Liabilities
Deposits	￦	300,015	￦	500,538	￦	15,834	￦	32,986	￦	849,373

	￦	300,015	￦	500,538	￦	15,834	￦	32,986	￦	849,373

Maximum exposure to loss[1]	￦	4,719,103	￦	4,581,520	￦	3,597,876	￦	491,313	￦	13,389,812

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees		Capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

40.	Finance and Operating Leases

40.1 Finance lease

The future minimum lease payments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Net carrying amount of finance lease assets	￦	32,583	￦	44,138

Minimum lease payments
Within 1 year	￦	1,983	￦	11,902
1-5 years		226		1,637

	￦	2,209	￦	13,539

Present value of minimum lease payments
Within 1 year	￦	1,950	￦	11,632
1-5 years		222		1,609

	￦	2,172	￦	13,241

40.2 Operating lease

40.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Minimum lease payments
Within 1 year	￦	107,696	￦	107,806
1-5 years		92,729		90,191
Over 5 years		34,679		34,439

	￦	235,104	￦	232,436

Minimum sublease payments	￦	(1,340)	￦	(703)

The lease payments reflected in profit or loss for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Lease payment reflected in profit or loss
Minimum lease payment	￦	167,053	￦	191,285
Sublease payment		(721)		(540)

	￦	166,332	￦	190,745

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

40.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Minimum lease receipts
Within 1 year	￦	9,212	￦	9,445
1-5 years		9,866		15,636

	￦	19,078	￦	25,081

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
		2015		2014
Parent
KB Financial Group Inc.	Fee and commission income	￦	719	￦	273
	Other non-operating income		999		1,400
	Interest expense		2,429		1,961
Parent’s subsidiaries
KB Investment Co., Ltd.	Interest expense		590		766
KB Data System Co., Ltd.	Fee and commission income		1		1
	Other non-operating income		47		49
	Interest expense		267		345
	General and administrative expenses		14,160		13,189
KB Real Estate Trust Co., Ltd.	Fee and commission income		4		4
	Other non-operating income		41		43
	Interest expense		904		533
	Fee and commission expense		956		766
KB Life Insurance Co., Ltd.	Fee and commission income		19,591		15,118
	Other non-operating income		56		119
	Interest expense		1,151		229
KB Credit Information Co., Ltd.	Fee and commission income		187		4
	Other non-operating income		324		409
	Interest expense		197		313
	Fee and commission expense		18,442		14,829
KB Asset Management Co., Ltd.	Fee and commission income		607		472
	Other non-operating income		—		2
	Interest expense		1,148		1,724
	Fee and commission expense		835		786

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

KB Investment and Securities Co., Ltd.	Interest income	159	245
	Fee and commission income	3,694	3,353
	Other non-operating income	928	664
	Reversal of credit losses	11	1
	Interest expense	2,282	3,712
	Fee and commission expense	635	703
	Losses on financial assets/ liabilities at fair value through profit or loss	—	2
	Other operating expense	10	—
	Provision for credit losses	9	1
KB Kookmin Card Co., Ltd.	Interest income	3,010	2,912
	Fee and commission income	245,202	222,644
	Reversal of credit losses	416	—
	Other non-operating income	1,126	1,556
	Interest expense	5,690	7,753
	Fee and commission expense	141	338
	Provision for credit losses	415	—
	General and administrative expenses	—	180
KB Savings Bank Co., Ltd.	Fee and commission income	81	105
	Other non-operating income	15	7
KB Capital Co., Ltd.	Fee and commission income	243	129
	Gains on financial assets/liabilities at fair value through profit or loss	—	6
	Other non-operating income	89	49
	Interest expense	2	1
KB Mezzanine Private Securities Fund	Fee and commission income	203	758
Hanbando BTL Private Special Asset Fund	Fee and commission income	203	195
KB Senior Loan Private Fund	Fee and commission income	23	—
Associates
KB12-1 Venture Investment Partnership	Interest expense	107	134
Korea Credit Bureau Co., Ltd.	Fee and commission income	3	3
	Interest expense	73	66
UAMCO., Ltd.	Fee and commission income	14	14
	Interest expense	8	12
United PF 1st Recovery Private Equity Fund	Interest income	49	—
Incheon Bridge Co., Ltd.	Interest income	12,843	13,226
	Reversal of credit losses	2	—
	Provision for credit losses	—	2
	Interest expense	436	543
Future Planning KB Start-up Creation Fund	Interest expense	—	19
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	92	50

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Associate of parent
KB Insurance Co., Ltd.	Interest income	50	—
	Fee and commission income	2,456	—
	Gains on financial assets/liabilities at fair value through profit or loss	2,761	—
	Other non-operating income	10	—
	Interest expense	164	—
	Losses on financial assets/liabilities at fair value through profit or loss	164	—
	General and administrative expenses	2,633	—
Associates of parent’s subsidiaries
Semiland Co., Ltd. [1]	Interest income	—	8
	Reversal of credit losses	—	4
KB IC 3rd Private Equity Fund	Interest expense	23	38
KB No.2 Special Purpose Acquisition Company [1]	Interest expense	—	1
KB No.3 Special Purpose Acquisition Company	Interest expense	5	6
KB No.4 Special Purpose Acquisition Company	Interest expense	25	9
KB No.5 Special Purpose Acquisition Company	Interest expense	44	4
KB No.6 Special Purpose Acquisition Company	Interest expense	66	4
KB No.7 Special Purpose Acquisition Company	Interest expense	38	—
KB No.8 Special Purpose Acquisition Company	Interest expense	21	—
KB No.9 Special Purpose Acquisition Company	Interest expense	7	—
SAWNICS Inc.	Interest expense	1	—
eClear International Co., Ltd. [1]	Interest income	18	—
SY Auto Capital Co., Ltd.	Interest expense	24	—
Other
Retirement pension	Fee and commission income	611	448
	Interest expense	955	788

[1]	Not considered to be the Group’s related party as of December 31, 2015.

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
		2015		2014
Parent
KB Financial Group Inc.	Other assets	￦	41,442	￦	465
	Deposits		324,947		30,739
	Other liabilities		54,619		224,763
Parent’s subsidiaries
KB Investment Co., Ltd.	Deposits		37,125		37,219
	Other liabilities		117		198
KB Data System Co., Ltd.	Other assets		893		1,037
	Deposits		18,028		19,790
	Other liabilities		1,242		1,214

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

KB Real Estate Trust Co., Ltd.	Deposits	24,025	96,087
	Other liabilities	405	651
KB Life Insurance Co., Ltd.	Other assets	1,218	1,342
	Deposits	255	57
	Debts	25,000	30,000
	Other liabilities	103	41
KB Credit Information Co., Ltd.	Other assets	183	—
	Deposits	5,864	6,766
	Other liabilities	6,226	6,193
KB Asset Management Co., Ltd.	Other assets	169	127
	Deposits	74,062	69,453
	Other liabilities	438	439
KB Investment and Securities Co., Ltd.	Cash and due from financial institutions	282	945
	Gross amounts of loans and receivables	8,438	34,997
	Allowances	3	15
	Other assets	402	327
	Deposits	117,257	105,449
	Other liabilities	5,134	8,993
	Provisions	13	4
KB Kookmin Card Co., Ltd.	Other assets	26,891	27,382
	Deposits	385,060	454,205
	Other liabilities	64,136	36,546
	Provisions	415	416
KB Savings Bank Co., Ltd.	Other assets	17	14
	Other liabilities	371	—
KB Capital Co., Ltd.	Other assets	11	5
	Deposits	741	534
KB Mezzanine Private Securities Fund	Other assets	27	167
Hanbando BTL Private Special Asset Fund	Other assets	46	49
KB Senior Loan Private Fund	Other assets	11	—
Associates
KB12-1 Venture Investment Partnership	Deposits	5,753	9,767
	Other liabilities	4	10
Korea Credit Bureau Co., Ltd.	Deposits	19,435	24,715
	Other liabilities	22	17
UAMCO., Ltd	Deposits	815	1,654
Incheon Bridge Co., Ltd.	Gross amounts of loans and receivables	231,653	247,870
	Allowances	300	302
	Other assets	970	1,144
	Deposits	35,916	35,421
	Other liabilities	153	249
JSC Bank CenterCredit	Cash and due from financial institutions	1,225	178
Terra Corporation	Deposits	1	1
DPAPS Co., Ltd.	Deposits	3	—
EJADE Co., Ltd.	Deposits	12	—
Doosung Metal Co., Ltd	Deposits	1	—
KB Star office Private real estate Investment Trust No.1	Deposits	7,446	6,067
	Other liabilities	56	—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Associate of Parent
KB Insurance Co., Ltd.	Other assets	6,503	—
	Derivative assets[1]	2,059	—
	Deposits	8,415	—
	Provisions	30	—
	Other liabilities	789	—
	Derivative liabilities[1]	219	—
Associates of Parent’s subsidiaries
KB IC 3rd Private Equity Fund	Deposits	850	1,400
	Other liabilities	9	24
KB No.3 Special Purpose Acquisition Company[2]	Deposits	—	832
	Other liabilities	—	6
KB No.4 Special Purpose Acquisition Company[2]	Deposits	—	2,500
	Other liabilities	—	1
KB No.5 Special Purpose Acquisition Company	Deposits	2,323	2,389
	Other liabilities	39	1
KB No.6 Special Purpose Acquisition Company	Deposits	4,195	4,406
	Other liabilities	68	3
KB No.7 Special Purpose Acquisition Company	Deposits	2,336	—
	Other liabilities	37	—
KB No.8 Special Purpose Acquisition Company	Deposits	2,373	—
	Other liabilities	21	—
KB No.9 Special Purpose Acquisition Company	Deposits	2,973	—
	Other liabilities	7	—
SAWNICS Inc.	Deposits	319	—
SY Auto Capital Co., Ltd.	Deposits	1,845	—
Key management	Gross amounts of loans and receivables	2,280	2,325
	Other assets	3	3
	Deposits	4,114	18,378
	Other liabilities	29	171
Others
Retirement pension	Other assets	264	191
	Deposits	51,920	41,412
	Other liabilities	37,969	246

[1]	Notional amount related to derivative assets and liabilities is \ 56,798 million as of December 31, 2015.
[2]	Not considered to be the Group’s related party as of December 31, 2015.

In accordance with Korean IFRS 1024, the Group includes parent, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the parent company and the executive directors (vice presidents and above) of the Bank and companies where the directors and /or their close family members have control or joint control.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Significant loan transactions with related parties for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015[1]
	Beginning		Loans		Repayments		Others		Ending
Parent’s subsidiary
KB Kookmin Card Co., Ltd.	￦	—	￦	4,005	￦	4,005	￦	—	￦	—
KB Investment and Securities Co., Ltd.		34,997		14,094		40,653		—		8,438
Associate
Incheon Bridge Co., Ltd.		247,870		8,000		24,217		—		231,653

(In millions of Korean won)	2014[1]
	Beginning		Loans		Repayments		Others		Ending
Parent’s subsidiary
KB Investment and Securities Co., Ltd.	￦	32,995	￦	2,002	￦	—	￦	—	￦	34,997
Associate
Incheon Bridge Co., Ltd.		249,362		12,360		13,852		—		247,870

[1]	Transactions and balances arising from operating activities between related parties, such as settlements, are excluded.

The settlement transactions and deposits arising from operating activities with related parties are excluded and there are no other borrowing transactions.

Unused commitments provided to related parties as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		2015		2014
Parent’s subsidiary
KB Investment and Securities Co., Ltd.	Loan commitment in won	￦	39,062	￦	12,503
KB Investment Co., Ltd.	Commitments on purchase of security investment		600		—
	Loss sharing agreements		1,000		—
KB Kookmin Card Co., Ltd.	Loan commitment in won		520,000		520,000
	Other commitments in won		1,000,000		1,000,000
KB Mezzanine Private Securities Fund	Commitments on purchase of security investment		18,359		18,359
KB Mezzanine Private Security Investment Trust No.2	Commitments on purchase of security investment		51,048		70,312
Hanbando BTL Private Special Asset Fund	Commitments on purchase of security investment		15,931		15,931
KB Hope Sharing BTL Private Special Asset Fund	Commitments on purchase of security investment		48,045		48,045
KB Senior Loan Private Fund	Commitments on purchase of security investment		64,964		—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Associates
Balhae Infrastructure Fund	Commitments on purchase of security investment	18,098	21,744
UAMCO., Ltd.	Commitments on purchase of security investment	89,950	89,950
KB12-1 Venture Investment Partnership	Commitments on purchase of security investment	—	11,200
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Commitments on purchase of security investment	13,040	19,000
KoFC KBIC Frontier Champ 2010-5(PEF)	Commitments on purchase of security investment	1,290	1,290
United PF 1st Recovery Private Equity Fund	Commitments on purchase of security investment	49,383	49,383
KB GwS Private Equity Trust	Commitments on purchase of security investment	—	876
Incheon Bridge Co., Ltd.	Loan commitment in Korean won	38,963	33,163
Future Planning KB Start-up Creation Fund	Commitments on purchase of security investment	8,000	16,000
JSC Bank CenterCreidt	Loan commitment in foreign currencies	117,200	—
Associate of Parent
KB Insurance Co., Ltd.	Loan commitment in Korean won	20,000	—
Key management	Loan commitment in Korean won	223	372

Unused commitments received from related parties as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		2015		2014
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	￦	8,539	￦	5,917
KB Real Estate Trust Co., Ltd.	Commitments on purchase of security investment		4,319		4,319
KB Life Insurance Co., Ltd.	Commitments on purchase of security investment		21,595		21,595
KB Investment and Securities Co., Ltd.	Commitments on purchase of security investment		4,319		4,319
KB Kookmin Card Co., Ltd.	Loan commitment in won		80,316		79,164

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Compensation to key management for the years ended December 31, 2015 and 2014, consists of:

(In millions of Korean won)	2015
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	987	￦	59	￦	632	￦	1,678
Registered directors (non-executive)		304		—		—		304
Non-registered directors		3,943		57		2,814		6,814

	￦	5,234	￦	116	￦	3,446	￦	8,796

(In millions of Korean won)	2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	1,405	￦	63	￦	1,162	￦	2,630
Registered directors (non-executive)		457		—		—		457
Non-registered directors		4,860		296		3,685		8,841

	￦	6,722	￦	359	￦	4,847	￦	11,928

Significant operating transactions occurring between the Group and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Collateral offered to related parties as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)		2015				2014
	Assets pledged	Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Securities	￦	54,042	￦	54,000	￦	54,084	￦	54,000
KB Life Insurance Co., Ltd.	Securities		16,263		15,000		16,326		15,000
Associate of Parent’s subsidiaries	Building / Land		426,885		45,500		114,609		39,000
KB Insurance Co., Ltd	Building / Land		216,284		26,000		—		—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Collateral received from related parties as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)		2015		2014
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Time deposits	￦	52,000	￦	52,440
KB Kookmin Card Co., Ltd.	Time deposits		22,000		22,000
Associate
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment		65,000		65,000
Key management	Time deposits and others		249		257
	Real estate		2,662		3,583

As of December 31, 2015, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collateral in respect to collateralized amount for ￦816,400 million to a financial syndicate consisting of the Bank and four other institutions, and as subordinated collateral in respect to collateralized amount for ￦201,100 million to subordinated debt holders consisting of the Bank and two other institutions.

The Bank and KB Kookmin Card Co., Ltd. are contingently liable for the payables of the Bank before the spin-off date.

42.	Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2015, was approved by the Board of Directors on February 3, 2016.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2015 and 2014

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2015 and 2014

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholder and Board of Directors of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

We have audited the accompanying separate financial statements of Kookmin Bank (the Bank), which comprise the separate statements of financial position as of December 31, 2015 and 2014, and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2015 and 2014, and its financial performance and cash flows for the years then ended in accordance with Korean IFRS.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 9, 2016

The report is effective as of March 9, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2015 and 2014

(In millions of Korean won)	Notes	2015		2014

Assets
Cash and due from financial institutions	4,6,7,36	￦	13,546,149	￦	13,272,423
Financial assets at fair value through profit or loss	4,6,8,12		2,366,189		2,020,078
Derivative financial assets	4,6,9		2,185,951		1,910,216
Loans	4,6,8,10,11		222,410,080		210,835,577
Financial investments	4,6,8,12		33,442,365		31,687,542
Investments in associates and subsidiaries	13,38		1,235,724		1,262,575
Property and equipment	14		2,906,786		2,886,277
Investment property	14		87,889		85,342
Intangible assets	15		175,554		199,420
Current income tax assets	32		18,307		305,831
Assets held for sale	18		33,795		54,034
Other assets	4,6,17		7,119,582		6,733,330

Total assets		￦	285,528,371	￦	271,252,645

Liabilities
Financial liabilities at fair value through profit or loss	4,6	￦	69,465	￦	51,650
Derivative financial liabilities	4,6,9		2,138,717		1,759,065
Deposits	4,6,19		220,239,666		207,785,044
Debts	4,6,20		14,210,939		14,334,655
Debentures	4,6,21		15,949,134		15,250,464
Provisions	22		449,368		482,399
Net defined benefit liabilities	23		55,638		57,463
Current income tax liabilities	32		282		1,338
Deferred income tax liabilities	16,32		121,897		73,020
Other liabilities	4,6,24,30		9,712,849		9,612,109

Total liabilities			262,947,955		249,407,207

Equity	25
Capital stock			2,021,896		2,021,896
Capital surplus			5,220,031		5,220,031
Accumulated other comprehensive income	34		576,218		666,400
Retained earnings	33		14,762,271		13,937,111
(Provision of regulatory reserve for credit losses
December 31, 2015: ￦1,852,396 million
December 31, 2014: ￦1,667,733 million)
(Amounts estimated to be appropriated(reversed)
December 31, 2015: ￦(25,743) million
December 31, 2014: ￦184,663 million)

Total equity			22,580,416		21,845,438

Total liabilities and equity		￦	285,528,371	￦	271,252,645

The accompanying notes are an integral part of these separate financial statements.

3

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years ended December 31, 2015 and 2014

(In millions of Korean won)	Notes	2015		2014
Interest income		￦	8,329,583	￦	9,641,139
Interest expense			(3,565,310)		(4,580,686)

Net interest income	26		4,764,273		5,060,453

Fee and commission income			1,378,037		1,278,691
Fee and commission expense			(206,985)		(187,677)

Net fee and commission income	27		1,171,052		1,091,014

Net gains on financial assets/liabilities at fair value through profit or loss	28		144,155		163,900

Net other operating expenses	29		(399,886)		(685,859)

General and administrative expenses	14,15,23,30,39		(3,775,995)		(3,340,495)

Operating profit before provision for credit losses			1,903,599		2,289,013

Provision for credit losses	11,17,22		(740,028)		(883,770)

Operating profit			1,163,571		1,405,243
Net non-operating income(expenses)	31		151,096		(13,517)

Profit before income tax expense			1,314,667		1,391,726
Income tax expense	32		(259,011)		(325,799)

Profit for the year			1,055,656		1,065,927

(Adjusted profit after provision of regulatory reserve for credit losses	25
2015: ￦1,081,399 million
2014: ￦881,264 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(14,494)		(83,603)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustments			1,957		(4,865)
Valuation gains(losses) on financial investments			(77,645)		211,723

Other comprehensive income for the year, net of tax	34		(90,182)		123,255

Total comprehensive income for the year		￦	965,474	￦	1,189,182

The accompanying notes are an integral part of these separate financial statements.

4

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years ended December 31, 2015 and 2014

					Accumulated
					Other
(In millions of Korean won)	Capital		Capital		Comprehensive		Retained		Total
	Stock		Surplus		Income (loss)		Earnings		Equity
Balance at January 1, 2014	￦	2,021,896	￦	5,220,031	￦	543,145	￦	13,029,701	￦	20,814,773

Comprehensive income for the year
Profit for the year		—		—		—		1,065,927		1,065,927
Remeasurements of net defined benefit liabilities		—		—		(83,603)		—		(83,603)
Currency translation adjustments		—		—		(4,865)		—		(4,865)
Gains on valuation of financial investments		—		—		211,723		—		211,723

Total comprehensive income for the year		—		—		123,255		1,065,927		1,189,182

Transactions with shareholders
Dividends		—		—		—		(158,517)		(158,517)

Total transactions with shareholders		—		—		—		(158,517)		(158,517)

Balance at December 31, 2014	￦	2,021,896	￦	5,220,031	￦	666,400	￦	13,937,111	￦	21,845,438

Balance at January 1, 2015	￦	2,021,896	￦	5,220,031	￦	666,400	￦	13,937,111	￦	21,845,438

Comprehensive income for the year
Profit for the year		—		—		—		1,055,656		1,055,656
Remeasurements of net defined benefit liabilities		—		—		(14,494)		—		(14,494)
Currency translation adjustments		—		—		1,957		—		1,957
Losses on valuation of financial investments		—		—		(77,645)		—		(77,645)

Total comprehensive income for the year		—		—		(90,182)		1,055,656		965,474

Transactions with shareholders
Dividends		—		—		—		(230,496)		(230,496)

Total transactions with shareholders		—		—		—		(230,496)		(230,496)

Balance at December 31, 2015	￦	2,021,896	￦	5,220,031	￦	576,218	￦	14,762,271	￦	22,580,416

The accompanying notes are an integral part of these separate financial statements.

5

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years ended December 31, 2015 and 2014

(in millions of Korean won)	Notes	2015		2014
Cash flows from operating activities
Profit for the year		￦	1,055,656	￦	1,065,927

Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss			(24,802)		(56,918)
Losses on derivative financial investments for hedging purposes			39,381		28,269
Adjustment of fair value of derivative financial instruments			1,771		(2,040)
Provision for credit loss			740,028		883,770
Net losses(gains) on financial investments			(201,811)		53,920
Net losses on subsidiaries and associates			30,624		27,131
Depreciation and amortization expense			198,079		205,820
Other net losses on property and equipment/intangible assets			7,557		17,578
Share-based payment			11,915		7,234
Post-employment benefits			164,175		148,161
Net interest income			430,696		279,463
Losses on foreign currency translation			244,780		94,309
Other expense			54,409		30,010

			1,696,802		1,716,707

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(344,482)		(241,575)
Derivative financial instrument			91,296		46,490
Loans			(12,635,077)		(9,485,920)
Current income tax assets			287,524		23,612
Other assets			(502,619)		1,447,796
Financial liabilities at fair value through profit or loss			17,742		11,441
Deposits			12,399,535		8,953,397
Deferred income tax liabilities			78,293		(80,928)
Other liabilities			(759,204)		(1,012,427)

			(1,366,992)		(338,114)

Net cash generated from operating activities			1,385,466		2,444,520

Cash flows from investing activities
Disposal of financial investments			21,518,082		25,010,417
Acquisition of financial investments			(23,159,824)		(24,178,101)
Decrease in investments in associates and subsidiaries			24,226		16,746
Acquisition of investments in associates and subsidiaries			(27,999)		(16,216)
Disposal of property and equipment			1,754		194
Acquisition of property and equipment			(174,014)		(158,169)
Disposal of intangible assets			3,519		119
Acquisition of intangible assets			(25,844)		(17,674)
Others			97,075		(1,301,408)

Net cash used in investing activities			(1,743,025)		(644,092)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			(3,849)		(201,593)
Net increase (decrease) in debts			(265,356)		678,608
Increase in debentures			5,383,612		6,372,662
Decrease in debentures			(4,905,441)		(7,154,229)
Payment of dividends			(230,496)		(158,517)
Net increase in other payables from trust accounts			173,332		113,257
Others			20,033		(945,244)

Net cash provided by(used in) financing activities			171,835		(1,295,056)

Exchange gains on cash and cash equivalents			40,096		16,589

Net increase (decrease) in cash and cash equivalents			(145,628)		521,961
Cash and cash equivalents at the beginning of the year	36		6,160,060		5,638,099

Cash and cash equivalents at the end of the year	36	￦	6,014,432	￦	6,160,060

The accompanying notes are an integral part of these separate financial statements.

6

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

1.	The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2015, the Bank’s paid-in capital is ￦2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2015, the Bank operates 1,138 domestic branches and offices, and five overseas branches (excluding four subsidiaries and three offices).

7

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

2.	Basis of Preparation

2.1 Application of Korean IFRS

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Bank’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The Bank has prepared separate financial statements in accordance with Korean IFRS 1027, Separate Financial Statements.

The Bank newly applied the following new and amended standards and interpretations for the annual periods beginning on January 1, 2015, and these applications do not have a material impact on the separate financial statements.

•	Amendment to Korean IFRS 1019, Employment Benefits

•	Annual improvements to Korean IFRS 2010-2012 Cycle

•	Annual improvements to Korean IFRS 2011-2013 Cycle

Amendments to standards issued but not effective for the financial year beginning January 1, 2015, and not early adopted are enumerated below. The Bank expects that these standards and amendments would not have a material impact on its separate financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Korean IFRS 1110, Consolidated Financial Statements, and Korean IFRS 1028, Investments in Associates and Joint Arrangements

•	Korean IFRS 1111, Joint Arrangement

8

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial year beginning January 1, 2015, and not early adopted are as follows:

•	Korean IFRS 1109, Financial Instruments

This new standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. This amendment has been partially reflected, which is consistent with the risk management of companies for hedge accounting. The new standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Bank is in the process of evaluating the effects resulting from the adoption of the new standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new standard for the recognition of revenue issued in December 2015 will replace Korean IFRS 1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations. Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Bank is in the process of evaluating the effects resulting from the adoption of the new Standard.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

9

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

2.4 Significant Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Income taxes

The Bank is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Bank is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Bank’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Bank uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

10

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated impairment of goodwill

The Bank tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Investments in Associates and Subsidiaries

Investments in associates and subsidiaries are accounted for at cost method in accordance with Korean IFRS 1027. Beneficiary certificates in private equity fund which is consolidated is classified as available-for-sale financial assets and accounted for at fair value method in accordance with Korean IFRS 1113.

The Bank determines at each reporting date whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income and expense’ in the statements of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous separate financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

11

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Bank classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables or other financial assets. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the separate financial statements.

12

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

13

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Bank has not retained control. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

14

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Bank as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Bank may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Bank’s key management personnel.

•	A contract contains one or more embedded derivatives; the Bank may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

15

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Bank does not intend to sell immediately or in the near term.

•	Those that the Bank, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

16

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Bank assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Bank considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

17

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The Bank first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

18

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The impairment loss on available-for-sale financial assets is directly deducted from the carrying amount.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the separate financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

19

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.4 Day one gain and loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

20

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Bank will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 ~ 5.7 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

21

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Bank carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

22

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Bank recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Bank adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

23

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Bank measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Bank and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the separate statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

24

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

25

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.15 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.16 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018, Revenue.

26

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.18 Equity Instrument issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19 Revenue Recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

27

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee Compensation and Benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

28

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Bank introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Bank has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based payment

The Bank operates share-based payment arrangements granting awards to directors and employees of the Bank. The Bank has a choice of whether to settle the awards in cash or by issuing equity instruments of KB Financial Group Inc., the ultimate parent company, at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank determines that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the Bank accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Bank measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

29

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.20.4 Termination benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.21 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.21.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the separate financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

30

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

The Bank offsets deferred income tax assets and deferred income tax liabilities when the Bank has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Bank recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. Income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.22 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.23 Operating Segments

Operating segments are components of the Bank where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

31

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Bank’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks. These risks are measured in Economic Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

Risk Management Subcommittee

The Risk Management Committee enforces decisions made by Risk Management Council, and makes practical decisions to implement risk management policies and procedures.

32

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee reviews the newly developed credit derivatives and exotic products, and the establishment and modification of calculation guideline and measurement methodology on credit exposure limits.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Bank’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Bank’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Bank measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Bank manages credit risk by allocating credit risk economic capital limits.

In addition, the Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Bank has organized a credit risk management group that focuses on credit risk management in accordance with the Bank’s credit risk management policy. The Bank’s credit group, customer service group and SME/SOHO service group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

33

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Financial assets
Due from financial institutions	￦	11,080,443	￦	10,737,528
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		2,334,710		1,948,548
Derivatives		2,185,951		1,910,216
Loans[2]		222,410,080		210,835,577
Financial investments
Available-for-sale financial assets		18,164,970		16,289,564
Held-to-maturity financial assets		11,748,794		10,124,136
Other financial assets[2]		6,855,956		6,497,551

		274,780,904		258,343,120

Off-balance items
Acceptances and guarantees contracts		9,070,506		8,980,040
Financial guarantee contracts		4,143,876		4,438,399
Commitments		56,931,426		59,887,975

		70,145,808		73,306,414

	￦	344,926,712	￦	331,649,534

[1]	The amounts of ￦69,060 million and ￦51,345 million as of December 31, 2015 and 2014, respectively, related to financial instruments indexed to the price of gold are included.
[2]	Loans and other financial assets are presented net of allowance for loan losses.

4.2.4 Credit risk of loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

Loans are categorized as follows:

(In millions of Korean won)
	2015
	Retail			Corporate			Total
Loans	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	114,191,081	98.61	￦	106,446,835	98.01	￦	220,637,916	98.31
Past due but not impaired		1,093,954	0.94		283,238	0.26		1,377,192	0.61
Impaired		526,345	0.45		1,875,623	1.73		2,401,968	1.08

		115,811,380	100.00		108,605,696	100.00		224,417,076	100.00
Allowances		(431,967)	0.37		(1,575,029)	1.45		(2,006,996)	0.89

Carrying amount	￦	115,379,413		￦	107,030,667		￦	222,410,080

34

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	109,997,500	98.14	￦	98,465,888	97.81	￦	208,463,388	97.99
Past due but not impaired		1,434,622	1.28		328,184	0.33		1,762,806	0.83
Impaired		647,944	0.58		1,872,158	1.86		2,520,102	1.18

		112,080,066	100.00		100,666,230	100.00		212,746,296	100.00
Allowances		(476,517)	0.43		(1,434,202)	1.42		(1,910,719)	0.90

Carrying amount	￦	111,603,549		￦	99,232,028		￦	210,835,577

Credit quality of loans that are neither past due nor impaired is as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Grade 1	￦	100,443,451	￦	48,560,791	￦	149,004,242
Grade 2		11,581,264		45,892,288		57,473,552
Grade 3		1,422,572		9,803,903		11,226,475
Grade 4		502,457		1,777,648		2,280,105
Grade 5		241,337		412,205		653,542

	￦	114,191,081	￦	106,446,835	￦	220,637,916

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Grade 1	￦	97,417,507	￦	41,956,369	￦	139,373,876
Grade 2		11,043,769		43,486,825		54,530,594
Grade 3		872,739		10,803,335		11,676,074
Grade 4		446,296		1,854,097		2,300,393
Grade 5		217,189		365,262		582,451

	￦	109,997,500	￦	98,465,888	￦	208,463,388

Credit quality of loans graded according to internal credit ratings is as follows:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

35

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	934,027	￦	108,645	￦	51,282	￦	1,093,954
Corporate		214,332		55,832		13,074		283,238

	￦	1,148,359	￦	164,477	￦	64,356	￦	1,377,192

(In millions of Korean won)
	2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,230,241	￦	138,854	￦	65,527	￦	1,434,622
Corporate		277,289		36,881		14,014		328,184

	￦	1,507,530	￦	175,735	￦	79,541	￦	1,762,806

Impaired loans are as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Total
Loans	￦	526,345	￦	1,875,623	￦	2,401,968
Allowances		(208,557)		(1,119,808)		(1,328,365)
Individual		—		(939,717)		(939,717)
Collective		(208,557)		(180,091)		(388,648)

	￦	317,788	￦	755,815	￦	1,073,603

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Loans	￦	647,944	￦	1,872,158	￦	2,520,102
Allowances		(257,267)		(972,813)		(1,230,080)
Individual		—		(766,767)		(766,767)
Collective		(257,267)		(206,046)		(463,313)

	￦	390,677	￦	899,345	￦	1,290,022

36

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2015 and December 31, 2014, is as follows:

(In millions of Korean won)
	2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	26,150	￦	130,774	￦	248,709	￦	42,470,128	￦	42,875,761
Deposits and savings		—		9,875		24,884		1,572,259		1,607,018
Property and equipment		7,888		3,626		181		1,280,866		1,292,561
Real estate		170,659		406,196		826,632		128,798,193		130,201,680

	￦	204,697	￦	550,471	￦	1,100,406	￦	174,121,446	￦	175,977,020

(In millions of Korean won)
	2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	18,255	￦	143,431	￦	277,607	￦	34,727,108	￦	35,166,401
Deposits and savings		500		15,466		34,067		1,633,056		1,683,089
Property and equipment		7,604		4,806		1,943		1,050,718		1,065,071
Real estate		174,444		504,059		1,122,865		122,935,249		124,736,617

	￦	200,803	￦	667,762	￦	1,436,482	￦	160,346,131	￦	162,651,178

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities, that are exposed to credit risk are as follows:

(In millions of Korean won)	2015		2014
Securities that are neither past due nor impaired	￦	32,179,414	￦	28,310,113
Impaired securities		—		790

	￦	32,179,414	￦	28,310,903

The credit quality of securities, excluding equity securities that are neither past due nor impaired, as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)
	2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	2,259,592	￦	6,058	￦	—	￦	—	￦	—	￦	2,265,650
Available-for-sale financial assets		17,825,259		339,711		—		—		—		18,164,970
Held-to-maturity financial assets		11,748,794		—		—		—		—		11,748,794

	￦	31,833,645	￦	345,769	￦	—	￦	—	￦	—	￦	32,179,414

37

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	1,879,849	￦	17,354	￦	—	￦	—	￦	—	￦	1,897,203
Available-for-sale financial assets		16,000,243		288,531		—		—		—		16,288,774
Held-to-maturity financial assets		10,124,136		—		—		—		—		10,124,136

	￦	28,004,228	￦	305,885	￦	—	￦	—	￦	—	￦	28,310,113

The credit qualities of securities excluding equity securities, according to the credit ratings by external rating agencies are as follows:

	Domestic			Foreign
Credit quality	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015		2014
Deposits and savings, securities and others	￦	424,559	￦	329,482

38

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.2.7 Credit risk concentration analysis

The details of the Bank’s loans by country as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Total		%	Allowances		Carrying amount

Korea	￦	115,780,280	￦	107,364,603	￦	223,144,883	99.44	￦	(1,983,038)	￦	221,161,845
Japan		1,737		138,278		140,015	0.06		(21,404)		118,611
United State		—		925,391		925,391	0.41		(1,056)		924,335
Others		29,363		177,424		206,787	0.09		(1,498)		205,289

Total	￦	115,811,380	￦	108,605,696	￦	224,417,076	100.00	￦	(2,006,996)	￦	222,410,080

(In millions of Korean won)
	2014
	Retail		Corporate		Total		%	Allowances		Carrying amount

Korea	￦	112,042,305	￦	99,558,114	￦	211,600,419	99.46	￦	(1,877,014)	￦	209,723,405
Japan		2,581		271,914		274,495	0.13		(31,393)		243,102
United State		—		698,294		698,294	0.33		(629)		697,665
Others		35,180		137,908		173,088	0.08		(1,683)		171,405

Total	￦	112,080,066	￦	100,666,230	￦	212,746,296	100.00	￦	(1,910,719)	￦	210,835,577

The details of the Bank’s corporate loans by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,111,088	8.39	￦	(11,860)	￦	9,099,228
Manufacturing		35,021,700	32.25		(784,365)		34,237,335
Service		43,625,104	40.17		(337,162)		43,287,942
Wholesale & Retail		13,407,672	12.35		(151,224)		13,256,448
Construction		3,349,278	3.08		(265,605)		3,083,673
Public		754,288	0.69		(5,169)		749,119
Others		3,336,566	3.07		(19,644)		3,316,922

	￦	108,605,696	100.00	￦	(1,575,029)	￦	107,030,667

39

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,081,338	9.02	￦	(81,516)	￦	8,999,822
Manufacturing		32,327,095	32.11		(505,763)		31,821,332
Service		38,907,329	38.65		(276,529)		38,630,800
Wholesale & Retail		13,109,375	13.02		(150,094)		12,959,281
Construction		3,662,712	3.64		(396,189)		3,266,523
Public		714,486	0.71		(6,670)		707,816
Others		2,863,895	2.85		(17,441)		2,846,454

	￦	100,666,230	100.00	￦	(1,434,202)	￦	99,232,028

The details of the Bank’s retail loans by type as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	53,674,213	46.35	￦	(23,344)	￦	53,650,869
General purpose		62,137,167	53.65		(408,623)		61,728,544

	￦	115,811,380	100.00	￦	(431,967)	￦	115,379,413

(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	52,455,526	46.80	￦	(30,197)	￦	52,425,329
General purpose		59,624,540	53.20		(446,320)		59,178,220

	￦	112,080,066	100.00	￦	(476,517)	￦	111,603,549

40

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The details of the Bank’s securities excluding equity securities and derivative financial instruments by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	951,934	42.02
Banking and Insurance		1,310,274	57.83
Others		3,442	0.15

		2,265,650	100.00

Derivative financial assets
Government and government funded institutions		56,652	2.59
Banking and Insurance		1,917,104	87.70
Others		212,195	9.71

		2,185,951	100.00

Available-for-sale financial assets
Government and government funded institutions		5,223,923	28.76
Banking and Insurance		11,532,344	63.48
Others		1,408,703	7.76

		18,164,970	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,219,388	44.42
Banking and Insurance		6,168,345	52.50
Others		361,061	3.08

		11,748,794	100.00

	￦	34,365,365

41

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	1,172,888	61.82
Banking and Insurance		680,562	35.87
Others		43,753	2.31

		1,897,203	100.00

Derivative financial assets
Government and government funded institutions		19,732	1.03
Banking and Insurance		1,755,494	91.90
Others		134,990	7.07

		1,910,216	100.00

Available-for-sale financial assets
Government and government funded institutions		7,204,867	44.23
Banking and Insurance		7,433,970	45.64
Others		1,650,727	10.13

		16,289,564	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,072,831	79.74
Banking and Insurance		1,519,324	15.01
Others		531,981	5.25

		10,124,136	100.00

	￦	30,221,119

42

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The details of the Bank’s securities excluding equity securities and derivative financial instruments by country, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Korea	￦	2,233,892	98.60
Others		31,758	1.40

		2,265,650	100.00

Derivative financial assets
Korea		1,198,262	54.82
United States		297,323	13.60
Others		690,366	31.58

		2,185,951	100.00

Available-for-sale financial assets
Korea		17,854,957	98.29
Others		310,013	1.71

		18,164,970	100.00

Held-to-maturity financial assets
Korea		11,373,754	96.81
Others		375,040	3.19

		11,748,794	100.00

	￦	34,365,365

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Korea	￦	1,838,118	96.89
Others		59,085	3.11

		1,897,203	100.00

Derivative financial assets
Korea		736,644	38.56
United States		273,807	14.33
Others		899,765	47.11

		1,910,216	100.00

Available-for-sale financial assets
Korea		16,261,216	99.83
Others		28,348	0.17

		16,289,564	100.00

Held-to-maturity financial assets
Korea		10,124,136	100.00

	￦	30,221,119

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries which have high credit ratings.

43

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Bank.

The Bank has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

44

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in the separate financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,938,350	￦	264	￦	377,416	￦	403,621	￦	—	￦	—	￦	6,719,651
Financial assets held for trading[2]		2,366,189		—		—		—		—		—		2,366,189
Derivatives held for trading[2]		2,093,387		—		—		—		—		—		2,093,387
Derivatives held for hedging[3]		—		5,391		18,885		13,558		38,972		111,268		188,074
Loans		—		14,785,693		21,136,556		77,337,956		58,865,097		87,267,435		259,392,737
Available-for-sale financial assets[4]		3,369,923		834,850		1,614,007		4,557,609		10,834,030		1,326,841		22,537,260
Held-to-maturity financial assets		—		380,043		1,052,763		2,342,242		6,857,869		2,582,091		13,215,008
Other financial assets		—		5,344,198		1,438		1,159,067		—		—		6,504,703

	￦	13,767,849	￦	21,350,439	￦	24,201,065	￦	85,814,053	￦	76,595,968	￦	91,287,635	￦	313,017,009

Financial liabilities
Financial liabilities held for trading	￦	69,465	￦	—	￦	—	￦	—	￦	—	￦	—	￦	69,465
Derivatives held for trading[2]		2,116,746		—		—		—		—		—		2,116,746
Derivatives held for hedging[3]		—		1,981		945		(10,279)		(25,096)		(35,050)		(67,499)
Deposits [5]		100,456,920		14,193,828		24,920,702		72,968,606		9,938,123		1,599,544		224,077,723
Debts		668		4,202,549		1,745,931		4,176,109		3,733,690		537,209		14,396,156
Debentures		68,852		401,430		768,923		5,164,794		8,065,069		2,761,403		17,230,471
Other financial liabilities		—		7,007,546		807		72,725		226		—		7,081,304

	￦	102,712,651	￦	25,807,334	￦	27,437,308	￦	82,371,955	￦	21,712,012	￦	4,863,106	￦	264,904,366

Off-balance sheet items
Commitments[6]	￦	56,931,426	￦	—	￦	—	￦	—	￦	—	￦	—	￦	56,931,426
Financial guarantee contracts[7]		4,143,876		—		—		—		—		—		4,143,876

	￦	61,075,302	￦	—	￦	—	￦	—	￦	—	￦	—	￦	61,075,302

45

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,159,677	￦	—	￦	303,635	￦	395	￦	—	￦	—	￦	6,463,707
Financial assets held for trading[2]		2,020,078		—		—		—		—		—		2,020,078
Derivatives held for trading[2]		1,800,663		—		—		—		—		—		1,800,663
Derivatives held for hedging[3]		—		7,742		(1,147)		20,804		77,968		118,803		224,170
Loans		—		14,603,743		20,708,092		73,613,534		55,684,217		87,666,397		252,275,983
Available-for-sale financial assets[4]		5,220,710		433,791		1,527,339		4,326,342		10,216,283		749,060		22,473,525
Held-to-maturity financial assets		—		272,086		630,918		3,354,275		6,281,737		462,437		11,001,453
Other financial assets		—		4,789,337		—		1,291,886		—		—		6,081,223

	￦	15,201,128	￦	20,106,699	￦	23,168,837	￦	82,607,236	￦	72,260,205	￦	88,996,697	￦	302,340,802

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	—	￦	—	￦	—	￦	—	￦	—	￦	51,650
Derivatives held for trading[2]		1,755,640		—		—		—		—		—		1,755,640
Derivatives held for hedging[3]		—		—		652		146		6,304		(15,581)		(8,479)
Deposits [5]		83,035,498		13,303,895		25,307,583		80,049,206		8,724,644		1,708,035		212,128,861
Debts		813		4,405,772		1,741,800		4,403,021		3,465,290		556,596		14,573,292
Debentures		159,620		278,543		1,037,466		3,419,151		7,922,417		3,907,637		16,724,834
Other financial liabilities		—		6,381,294		895		67,886		1,637		—		6,451,712

	￦	85,003,221	￦	24,369,504	￦	28,088,396	￦	87,939,410	￦	20,120,292	￦	6,156,687	￦	251,677,510

Off-balance sheet items
Commitments[6]	￦	59,887,975	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,887,975
Financial guarantee contracts[7]		4,438,399		—		—		—		—		—		4,438,399

	￦	64,326,374	￦	—	￦	—	￦	—	￦	—	￦	—	￦	64,326,374

[1]	The amounts of ￦6,831,806 million and ￦6,813,832 million, which are restricted amount due from the financial institutions as of December 31, 2015 and December 31, 2014, respectively, are excluded.
[2]	Financial instruments held for trading and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category. However, the Bank has an obligation to purchase bonds at face value(with accrued interest) amounting to USD 300 million if an issuer does not exercise early redemption right at the end of the five-year period from the date of issuance(May 8, 2015), or if the issuer goes bankrupt within five years from the date of issuance. In addition, the Bank has an option to request the issuer to acquire these bonds either in cash or the issuer’s stocks at the issuer’s choice. These transactions are excluded from the table above.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.

46

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and other. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Bank is exposed to interest rate risks associated with non-trading positions. The Bank classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk management

The Bank sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Bank maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies, and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

47

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Bank’s risk management.

Observation method on market risk arising from trading positions

The Bank calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Bank manages market risk on the trading portfolio. In addition, the Bank controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Bank uses the value-at-risk methodology to measure the market risk of trading positions.

The Bank now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

48

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Bank uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Bank uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Bank compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Bank uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	16,902	￦	12,093	￦	20,534	￦	18,732
Stock price risk		336		27		4,413		32
Foreign exchange rate risk		12,429		8,322		21,935		21,935
Deduction of diversification effect								(26,965)

Total VaR	￦	8,918	￦	4,091	￦	14,170	￦	13,734

49

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	9,054	￦	4,040	￦	16,197	￦	13,577
Stock price risk		801		152		2,487		220
Foreign exchange rate risk		12,049		5,070		14,705		10,814
Deduction of diversification effect								(13,924)

Total VaR	￦	12,439	￦	3,217	￦	15,152	￦	10,687

Meanwhile, the market risk of positions related to 30-year government bonds, which previously were measured using a standard method, is included in the calculation of VaR according to the approval of internal model from Financial Supervisory Service. The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015		2014
Interest rate risk	￦	34	￦	792
Stock price risk		118		1,101

	￦	152	￦	1,893

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Bank manages interest rate risk on major trading portfolios using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Bank does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and China Yuan. The Bank sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

50

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.4.4 Non-trading position

i. Definition of non-trading position

Managed interest rate risk in non-trading position includes on or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

ii. Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Bank manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

iii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Interest Rate VaR	￦	99,993	￦	106,458

51

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.4.5 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	996,504	￦	227,546	￦	114,154	￦	14,891	￦	91,694	￦	182,757	￦	1,627,546
Financial assets held for trading		35,025		—		2,616		—		—		—		37,641
Derivatives held for trading		64,631		—		354		—		—		—		64,985
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,704,105		507,615		458,483		19,365		4,329		136,560		13,830,457
Available-for-sale financial assets		1,116,821		60,591		—		—		—		871		1,178,283
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		979,429		182,766		216,546		5,381		192,667		145,218		1,722,007

	￦	16,280,165	￦	978,518	￦	792,153	￦	39,637	￦	288,690	￦	465,406	￦	18,844,569

Financial liabilities
Derivatives held for trading	￦	92,108	￦	—	￦	458	￦	—	￦	—	￦	—	￦	92,566
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		5,637,084		496,224		384,116		22,674		58,848		374,717		6,973,663
Debts		6,802,240		217,887		143,060		7,916		4,511		110,535		7,286,149
Debentures		3,519,615		—		106,284		—		—		157,337		3,783,236
Other financial liabilities		1,685,956		98,431		160,867		10,454		185,652		26,639		2,167,999

	￦	17,758,464	￦	812,542	￦	794,785	￦	41,044	￦	249,011	￦	669,228	￦	20,325,074

Off-balance sheet items	￦	14,978,230	￦	3,612	￦	6,403	￦	4,861	￦	38,607	￦	81,206	￦	15,112,919

52

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	823,297	￦	145,574	￦	104,880	￦	10,827	￦	47,653	￦	115,640	￦	1,247,871
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Derivatives held for trading		55,877		—		694		—		—		—		56,571
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,507,275		900,972		402,656		6,613		3,492		115,633		11,936,641
Available-for-sale financial assets		671,081		—		—		—		—		870		671,951
Other financial assets		1,187,598		61,140		75,970		1,710		46,434		8,908		1,381,760

	￦	13,293,913	￦	1,107,686	￦	599,533	￦	19,150	￦	97,579	￦	241,051	￦	15,358,912

Financial liabilities
Derivatives held for trading	￦	85,008	￦	—	￦	920	￦	—	￦	—	￦	—	￦	85,928
Derivatives held for hedging		226		—		—		—		—		—		226
Deposits		3,970,750		386,851		188,386		19,887		21,297		273,317		4,860,488
Debts		6,661,937		258,483		303,866		880		3,577		168,908		7,397,651
Debentures		2,766,605		73,606		26,731		—		—		22,672		2,889,614
Other financial liabilities		1,175,303		76,150		78,093		7,157		46,710		13,029		1,396,442

	￦	14,659,829	￦	795,090	￦	597,996	￦	27,924	￦	71,584	￦	477,926	￦	16,630,349

Off-balance sheet items	￦	17,690,842	￦	3,511	￦	6,549	￦	4,704	￦	11,628	￦	72,747	￦	17,789,981

4.5. Operational Risk

4.5.1 Concept

The Bank defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management so that eventually mitigate operational risk of the company. In addition, the Bank established Business Continuity Planning (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

53

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.6 Capital Adequacy

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5% (December 31, 2014: 4.0%), a minimum Tier 1 ratio of 6.0% (December 31, 2014: 5.5%) and a minimum Total Regulatory Capital of 8.0% (December 31, 2014: 8.0%) as of December 31, 2015.

The Bank’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Bank, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Bank that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Bank. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Bank should cover. The Bank calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation.

In addition to the capital ratio, the Bank assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Bank). The Bank monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

54

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The Risk Management Council of the Bank determines the Bank’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Bank monitors a management of the limit on economic capital and reports the results to management and the Risk Management Council. The Bank maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Bank and its subsidiaries complied with external capital adequacy requirements as of December 31, 2015 and December 31, 2014.

The details of the Bank’s capital adequacy calculation in line with Basel III requirements as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Equity capital	￦	23,685,840	￦	23,421,797
Tier I Capital		20,331,853		19,620,849
Common Equity Tier 1 Capital		20,331,853		19,620,849
Tier II Capital		3,353,987		3,800,948
Risk-weighted assets:		147,972,883		146,689,770
Credit risk[1]		133,389,054		132,453,117
Market risk[2]		4,189,408		3,445,138
Operational risk[3]		10,394,421		10,791,515
Equity Capital (%):		16.01		15.97
Tier I Capital (%)		13.74		13.38
Common Equity Tier 1 Capital (%)		13.74		13.38

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

55

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Financial information by business segment as of and for the year ended December 31, 2015, is as follows:

(In millions of Korean won)	2015
	Corporate Banking		Retail Banking		Others		Total
Operating revenues from external customers	￦	1,681,146	￦	2,115,837	￦	1,882,611	￦	5,679,594

Net interest income		2,285,709		2,102,326		376,238		4,764,273
Interest income		3,455,911		3,858,102		1,015,570		8,329,583
Interest expense		(1,170,202)		(1,755,776)		(639,332)		(3,565,310)
Net fee and commission income		223,715		569,832		377,505		1,171,052
Fee and commission income		284,918		671,184		421,935		1,378,037
Fee and commission expense		(61,203)		(101,352)		(44,430)		(206,985)
Net gains on financial assets/ liabilities at fair value through profit or loss		—		—		144,155		144,155
Net other operating income(expenses)		(828,278)		(556,321)		984,713		(399,886)
General and administrative expenses		(814,033)		(2,004,800)		(957,162)		(3,775,995)
Operating profit before provision for credit losses		867,113		111,037		925,449		1,903,599
Provision(reversal) for credit losses		(713,797)		(80,213)		53,982		(740,028)
Operating profit		153,316		30,824		979,431		1,163,571
Net other non-operating income		720		—		150,376		151,096
Segment profit before income tax expense		154,036		30,824		1,129,807		1,314,667
Income tax expense		(37,277)		(7,460)		(214,274)		(259,011)
Profit for the period		116,759		23,364		915,533		1,055,656
Total assets[1]		100,131,929		114,849,508		70,546,934		285,528,371
Total liabilities[1]		87,079,957		130,631,229		45,236,769		262,947,955

56

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Financial information by business segment as of and for the year ended December 31, 2014, is as follows:

(In millions of Korean won)	2014
	Corporate Banking		Retail Banking		Others		Total
Operating revenues from external customers	￦	1,725,417	￦	2,222,716	￦	1,681,375	￦	5,629,508

Net interest income		2,406,164		2,124,857		529,432		5,060,453
Interest income		3,948,045		4,429,113		1,263,981		9,641,139
Interest expense		(1,541,881)		(2,304,256)		(734,549)		(4,580,686)
Net fee and commission income		227,480		525,879		337,655		1,091,014
Fee and commission income		265,393		597,072		416,226		1,278,691
Fee and commission expense		(37,913)		(71,193)		(78,571)		(187,677)
Net gains on financial assets/ liabilities at fair value through profit or loss		—		—		163,900		163,900
Net other operating income(expenses)		(908,227)		(428,020)		650,388		(685,859)
General and administrative expenses		(680,317)		(1,695,563)		(964,615)		(3,340,495)
Operating profit before provision for credit losses		1,045,100		527,153		716,760		2,289,013
Provision for credit losses		(566,917)		(304,147)		(12,706)		(883,770)
Operating profit		478,183		223,006		704,054		1,405,243
Net other non-operating income(expenses)		231		—		(13,748)		(13,517)
Segment profit before income tax expense		478,414		223,006		690,306		1,391,726
Income tax expense		(115,776)		(53,967)		(156,056)		(325,799)
Profit for the period		362,638		169,039		534,250		1,065,927
Total assets[1]		91,876,957		111,074,156		68,301,532		271,252,645
Total liabilities[1]		81,989,878		123,792,699		43,624,630		249,407,207

[1]	Amounts before intra-group transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Corporate banking service	￦	1,681,146	￦	1,725,417
Retail banking service		2,115,837		2,222,716
Other service		1,882,611		1,681,375

	￦	5,679,594	￦	5,629,508

57

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2015 and 2014, and major non-current assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015				2014
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	￦	5,648,537	￦	3,167,958	￦	5,587,624	￦	3,168,912
United States		11,847		276		11,655		256
New Zealand		5,143		209		6,684		193
Japan		10,709		1,547		19,842		1,391
Argentina		—		—		573		—
Vietnam		3,358		239		3,130		287

	￦	5,679,594	￦	3,170,229	￦	5,629,508	￦	3,171,039

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015				2014
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	13,546,149	￦	13,546,151	￦	13,272,423	￦	13,272,421
Financial assets held for trading		2,366,189		2,366,189		2,020,078		2,020,078
Debt securities		2,265,650		2,265,650		1,897,203		1,897,203
Equity securities		31,479		31,479		71,530		71,530
Others		69,060		69,060		51,345		51,345
Derivatives held for trading		2,093,399		2,093,399		1,800,663		1,800,663
Derivatives held for hedging		92,552		92,552		109,553		109,553
Loans		222,410,080		222,383,248		210,835,577		211,140,092
Available-for-sale financial assets		21,693,571		21,693,571		21,563,406		21,563,406
Debt securities		18,164,970		18,164,970		16,289,564		16,289,564
Equity securities		3,528,101		3,528,101		5,273,342		5,273,342
Others		500		500		500		500
Held-to-maturity financial assets		11,748,794		12,072,793		10,124,136		10,486,946
Other financial assets		6,855,956		6,855,956		6,497,551		6,497,551

	￦	280,806,690	￦	281,103,859	￦	266,223,387	￦	266,890,710

58

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Financial liabilities
Financial liabilities held for trading	￦	69,465	￦	69,465	￦	51,650	￦	51,650
Derivatives held for trading		2,116,760		2,116,760		1,755,640		1,755,640
Derivatives held for hedging		21,957		21,957		3,425		3,425
Deposits		220,239,666		220,920,457		207,785,044		208,178,501
Debts		14,210,939		14,240,914		14,334,655		14,381,293
Debentures		15,949,134		16,436,457		15,250,464		15,693,318
Other financial liabilities		9,265,238		9,265,251		9,083,438		9,083,484

	￦	261,873,159	￦	263,071,261	￦	248,264,316	￦	249,147,311

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

59

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

60

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2015 and 2014, is as follows:

	2015
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	1,502,069	￦	763,581	￦	—	￦	2,265,650
Equity securities		3,173		28,306		—		31,479
Others		69,060		—		—		69,060

		1,574,302		791,887		—		2,366,189

Derivatives held for trading		—		2,092,802		597		2,093,399

Derivatives held for hedging		—		91,341		1,211		92,552

Available-for-sale financial assets
Debt securities		5,788,898		12,376,072		—		18,164,970
Equity securities[1]		818,227		1,097,393		1,612,481		3,528,101
Others		—		500		—		500

		6,607,125		13,473,965		1,612,481		21,693,571

	￦	8,181,427	￦	16,449,995	￦	1,614,289	￦	26,245,711

Financial liabilities
Financial liabilities held for trading	￦	69,465	￦	—	￦	—	￦	69,465
Derivatives held for trading		—		2,114,603		2,157		2,116,760
Derivatives held for hedging		—		21,460		497		21,957

	￦	69,465	￦	2,136,063	￦	2,654	￦	2,208,182

61

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	1,563,931	￦	333,272	￦	—	￦	1,897,203
Equity securities		40,150		31,380		—		71,530
Others		51,345		—		—		51,345

		1,655,426		364,652		—		2,020,078

Derivatives held for trading		—		1,768,637		32,026		1,800,663

Derivatives held for hedging		—		109,293		260		109,553

Available-for-sale financial assets
Debt securities		6,707,877		9,581,687		—		16,289,564
Equity securities[1]		1,145,988		2,500,634		1,626,720		5,273,342
Others		—		500		—		500

		7,853,865		12,082,821		1,626,720		21,563,406

	￦	9,509,291	￦	14,325,403	￦	1,659,006	￦	25,493,700

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	—	￦	—	￦	51,650
Derivatives held for trading		—		1,747,611		8,029		1,755,640
Derivatives held for hedging		—		1,144		2,281		3,425

	￦	51,650	￦	1,748,755	￦	10,310	￦	1,810,715

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦24,541 million and ￦27,526 million as of December 31, 2015 and 2014, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Bank has no plan to dispose of the financial instruments in the near future.

62

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statements of financial position and classified as Level 2 as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	2015		2014
Financial assets
Financial assets held for trading
Debt securities	￦	763,581	￦	333,272	DCF model	Discount rate
Equity securities		28,306		31,380	DCF model	Discount rate

		791,887		364,652

Derivatives held for trading		2,092,802		1,768,637	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging		91,341		109,293	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities		12,376,072		9,581,687	DCF model	Discount rate
Equity securities		1,097,393		2,500,634	DCF model	Discount rate
Others		500		500	DCF model	Discount rate

		13,473,965		12,082,821

	￦	16,449,995	￦	14,325,403

Financial liabilities
Derivatives held for trading	￦	2,114,603	￦	1,747,611	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging		21,460		1,144	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	￦	2,136,063	￦	1,748,755

63

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2015 and 2014, is as follows:

	2015
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,465,706	￦	10,244,365	￦	836,080	￦	13,546,151
Loans		—		—		222,383,248		222,383,248
Held-to-maturity financial assets		1,775,755		10,297,038		—		12,072,793
Other financial assets[2]		—		—		6,855,956		6,855,956

	￦	4,241,461	￦	20,541,403	￦	230,075,284	￦	254,858,148

Financial liabilities
Deposits[1]	￦	—	￦	96,813,522	￦	124,106,935	￦	220,920,457
Debts[1]		—		9,884		14,231,030		14,240,914
Debentures		—		16,436,457		—		16,436,457
Other financial liabilities[3]		—		—		9,265,251		9,265,251

	￦	—	￦	113,259,863	￦	147,603,216	￦	260,863,079

	2014
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,534,896	￦	10,105,032	￦	632,493	￦	13,272,421
Loans		—		—		211,140,092		211,140,092
Held-to-maturity financial assets		2,616,385		7,870,561		—		10,486,946
Other financial assets[2]		—		—		6,497,551		6,497,551

	￦	5,151,281	￦	17,975,593	￦	218,270,136	￦	241,397,010

Financial liabilities
Deposits[1]	￦	—	￦	79,420,409	￦	128,758,092	￦	208,178,501
Debts[1]		—		48,984		14,332,309		14,381,293
Debentures		—		15,693,318		—		15,693,318
Other financial liabilities[3]		—		—		9,083,484		9,083,484

	￦	—	￦	95,162,711	￦	152,173,885	￦	247,336,596

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as of December 31, 2015 and 2014.
[3]	The ￦9,263,066 million and ￦9,070,198 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2015 and 2014, respectively.

64

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	2015		2014
Financial assets
Held-to-maturity financial assets	￦	10,297,038	￦	7,870,561	DCF model	Discount rate
Financial liabilities
Debentures	￦	16,436,457	￦	15,693,318	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs	Unobservable inputs
	2015		2014
Financial assets
Cash and due from financial institutions	￦	836,080	￦	632,493	DCF model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans		222,383,248		211,140,092	DCF model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	￦	223,219,328	￦	211,772,585

Financial liabilities
Deposits	￦	124,106,935	￦	128,758,092	DCF model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Debts		14,231,030		14,332,309	DCF model	Other spread, interest rate	Other spread
Other financial liabilities		2,185		13,286	DCF model	Other spread, interest rate	Other spread

	￦	138,340,150	￦	143,103,687

65

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 fair value

The Bank uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the group assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2015, are as follows:

(In millions of Korean won)	2015
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	￦ 1,626,720	￦	23,997	￦	(2,021)
Total gains or losses
- Profit or loss	200,889		(1,447)		2,735
- Other comprehensive loss	(87,120)		—		—
Purchases	415,603		277		—
Sales	(545,271)		—		—
Issues	—		—		—
Settlements	—		(24,387)		—
Transfers into Level 3[1]	24,850		—		—
Transfers out of Level 3[1]	(23,190)		—		—

Ending balance	￦ 1,612,481	￦	(1,560)	￦	714

66

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2014, are as follows:

(In millions of Korean won)	2014
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	￦ 1,563,565	￦	(4,609)	￦	(8,390)
Total gains or losses
- Profit or loss	(112,688)		(1,393)		6,579
- Other comprehensive income	116,321		—		—
Purchases	188,642		—		—
Sales	(149,241)		—		—
Issues	—		—		—
Settlements	—		7,348		(210)
Transfers into Level 3[1]	24,736		22,651		—
Transfers out of Level 3[1]	(4,615)		—		—

Ending balance	￦ 1,626,720	￦	23,997	￦	(2,021)

[1]	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Net income(losses) from financial investments at fair value through profit or loss		Other operating income (losses)
Total gains or losses included in profit or loss for the period	￦	(1,447)	￦	203,624
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		1,767		(15,372)

(In millions of Korean won)	2014
	Net income(losses) from financial investments at fair value through profit or loss		Other operating losses
Total gains or losses included in profit or loss for the period	￦	(1,393)	￦	(106,109)
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		7,533		(112,164)

67

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of December 31, 2015, is as follows:

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Stock and index	￦	321	Binomial model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	17.10	Higher the volatility, higher the fair value fluctuation
Currency and interest		264	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	5.56 ~ 100.00	Higher the loss rate, decrease the fair value
Others		12	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	40.02	Higher the volatility, higher the fair value fluctuation
					Volatility of interest rate	0.45	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		1,211	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	5.96	Higher the volatility, higher the fair value fluctuation
Available-for-sale
Equity securities		1,612,481	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 3.00	Higher the growth rate, higher the fair value
					Discount rate	1.72 ~ 20.65	Lower the discount rate, higher the fair value
					Volatilities of real estate price	0.70	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value

	￦	1,614,289

Financial liabilities
Derivatives held for trading
Stock and index	￦	2,143	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets (Correlation of rates of return on stocks), dividend yield	Volatility of the underlying asset	31.00 ~ 33.80	Higher the volatility, higher the fair value fluctuation
					Correlation of rates of return on stocks	11.96	Higher the correlation, higher the fair value fluctuation
Others		14	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	40.02	Higher the volatility, higher the fair value fluctuation
					Volatility of interest rate	0.45	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest		497	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.93	Higher the volatility, higher the fair value fluctuation

	￦	2,654

68

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Information about fair value measurements using unobservable inputs as of December 31, 2014, is as follows:

	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Stock and index	￦	29,031	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets (Correlation of rates of return on stocks), dividend yield	Volatility of the underlying asset	24.20 ~ 45.82	Higher the volatility, higher the fair value fluctuation
					Correlation of rates of return on stocks	-3.27 ~ 52.23	Higher the correlation, higher the fair value fluctuation
Currency and interest		2,995	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	6.78 ~ 90.56	Higher the loss rate, decrease the fair value
Derivatives held for hedging
Interest		260	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.91	Higher the correlation, higher the fair value fluctuation
Available-for-sale
Equity securities		1,626,720	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, discount rate of cash flows from rent, recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 3.00	Higher the growth rate, higher the fair value
					Discount rate	2.29 ~ 21.55	Lower the discount rate, higher the fair value
					Volatilities of real estate price	0.42 ~ 1.10	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Discount rate of cash flows from rent	6.89 ~ 8.55	Lower the discount rate of cash flows from rent, higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value

	￦	1,659,006

Financial liabilities
Derivatives held for trading
Stock and index	￦	8,029	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets (Correlation of rates of return on stocks), dividend yield	Volatility of the underlying asset	25.13 ~ 41.79	Higher the volatility, higher the fair value fluctuation
					Correlation of rates of return on stocks	-3.83 ~ 68.20	Higher the correlation, higher the fair value fluctuation
Derivatives held for hedging
Interest		2,281	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.35 ~ 3.91	Higher the volatility, higher the fair value fluctuation

	￦	10,310

69

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, there are equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities and private equity funds whose fair value changes are recognized in profit or loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

	2015
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	337	￦	(10)
Derivatives held for hedging[1]		81		(71)
Available-for-sale financial assets[2]		—		—

	￦	418	￦	(81)

Financial liabilities
Derivatives held for trading[1]	￦	8	￦	(13)
Derivatives held for hedging[1]		17		(16)

	￦	25	￦	(29)

70

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

	2015
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Available-for-sale financial assets[2]	￦	146,452	￦	(76,614)

	2014
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	310	￦	(307)
Derivatives held for hedging[1]		17		(15)
Available-for-sale financial assets[2]		—		—

	￦	327	￦	(322)

Financial liabilities
Derivatives held for trading[1]	￦	535	￦	(535)
Derivatives held for hedging[1]		86		(76)

	￦	621	￦	(611)

	2014
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Available-for-sale financial assets[2]	￦	353,142	￦	(134,804)

[1]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For foreign currency derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset by ± 10%.
[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day one gain or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

71

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference are as follows:

(In millions of Korean won)	2015		2014

Balance at the beginning of the period (A)	￦	187	￦	1,330
New transactions (B)		—		—
Amounts recognized in profit or loss during the period (C= a+b)		(178)		(1,143)
a. Amortization		(20)		(73)
b. Settlement		(158)		(1,070)

Balance at the end of period (A+B+C)	￦	9	￦	187

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of December 31, 2015, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	13,546,149	￦	—	￦	—	￦	—	￦	13,546,149
Financial assets at fair value through profit or loss		2,366,189		—		—		—		—		2,366,189
Derivatives		2,093,399		—		—		—		92,552		2,185,951
Loans		—		222,410,080		—		—		—		222,410,080
Financial investments		—		—		21,693,571		11,748,794		—		33,442,365
Other financial assets		—		6,855,956		—		—		—		6,855,956

	￦	4,459,588	￦	242,812,185	￦	21,693,571	￦	11,748,794	￦	92,552	￦	280,806,690

72

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	69,465	￦	—	￦	—	￦	69,465
Derivatives		2,116,760		—		21,957		2,138,717
Deposits		—		220,239,666		—		220,239,666
Debts		—		14,210,939		—		14,210,939
Debentures		—		15,949,134		—		15,949,134
Other financial liabilities		—		9,265,238		—		9,265,238

	￦	2,186,225	￦	259,664,977	￦	21,957	￦	261,873,159

The carrying amounts of financial assets and liabilities by category as of December 31, 2014, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	13,272,423	￦	—	￦	—	￦	—	￦	13,272,423
Financial assets at fair value through profit or loss		2,020,078		—		—		—		—		2,020,078
Derivatives		1,800,663		—		—		—		109,553		1,910,216
Loans		—		210,835,577		—		—		—		210,835,577
Financial investments		—		—		21,563,406		10,124,136		—		31,687,542
Other financial assets		—		6,497,551		—		—		—		6,497,551

	￦	3,820,741	￦	230,605,551	￦	21,563,406	￦	10,124,136	￦	109,553	￦	266,223,387

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	51,650	￦	—	￦	—	￦	51,650
Derivatives		1,755,640		—		3,425		1,759,065
Deposits		—		207,785,044		—		207,785,044
Debts		—		14,334,655		—		14,334,655
Debentures		—		15,250,464		—		15,250,464
Other financial liabilities		—		9,083,438		—		9,083,438

	￦	1,807,290	￦	246,453,601	￦	3,425	￦	248,264,316

73

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

6.4 Transfer of financial assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Bank transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
		2015
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets	￦	48	￦	48
AP 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		10,335		10,335
Discovery 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		10,448		10,448
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		22,359		22,359
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets		41,810		41,810
AP 3B ABS Ltd.[1]	Senior debt	Loans and receivables		11,496		11,548
	Subordinated debt	Available-for-sale financial assets		27,377		27,377

			￦	123,873	￦	123,925

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦10,639 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦4,281 million as of December 31, 2015.

74

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
		2014
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
KR ABS Ltd.	Subordinated debt	Available-for-sale financial assets	￦	4,921	￦	4,921
KR 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		22,219		22,219
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets		11,211		11,211
AP 1st Securitization Specialty Co., Ltd.	Senior debt	Loans and receivables		9,762		9,842
	Subordinated debt	Available-for-sale financial assets		17,346		17,346
Discovery 1st Securitization Specialty Co., Ltd.	Senior debt	Loans and receivables		1,175		1,194
	Subordinated debt	Available-for-sale financial assets		22,591		22,591
EAK 2nd Securitization Specialty Co., Ltd. [1]	Senior debt	Loans and receivables		19,806		20,026
	Subordinated debt	Available-for-sale financial assets		38,207		38,207
FK 1411 ABS Ltd. [2]	Senior debt	Loans and receivables		44,966		44,917
	Subordinated debt	Available-for-sale financial assets		47,600		47,600

			￦	239,804	￦	240,074

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦6,924 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦27,365 million.
[3]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦3,145 million in 2014.

75

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

6.4.2 Securities under repurchase agreements and loaned securities

The Bank continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Bank substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	￦	554,888	￦	518,086
Loaned securities		200,389		—
Government and public bonds		200,389		—

	￦	755,277	￦	518,086

(In millions of Korean won)	2014
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	￦	81,392	￦	69,469
Loaned securities		51,103		—
Government and public bonds		51,103		—

	￦	132,495	￦	69,469

6.5 Offsetting financial assets and financial liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Bank’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position.

76

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
			Gross amounts of recognized financial		Net amounts of financial		Related amounts not offset in the statement of financial position				Net amount
	Gross amounts of recognized financial assets		liabilities offset in the statement of financial position		assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	2,093,066	￦	—	￦	2,093,066	￦	(1,594,838)	￦	(22,220)	￦	476,008
Derivatives held for hedging		92,552		—		92,552		(15,650)		—		76,902
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase, securities borrowing and similar agreements		2,016,900		—		2,016,900		(2,016,900)		—		—
Other financial instruments		20,125,762		(17,987,341)		2,138,421		—		—		2,138,421

	￦	27,170,225	￦	(17,987,341)	￦	9,182,884	￦	(6,467,868)	￦	(22,220)	￦	2,692,796

(In millions of Korean won)	2014
			Gross amounts of recognized financial		Net amounts of financial		Related amounts not offset in the statement of financial position				Net amount
	Gross amounts of recognized financial assets		liabilities offset in the statement of financial position		assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,798,279	￦	—	￦	1,798,279	￦	(1,472,239)	￦	(1,635)	￦	324,405
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase, securities borrowing and similar agreements		3,275,500		—		3,275,500		(3,275,500)		—		—
Other financial instruments		18,249,521		(16,161,647)		2,087,874		—		—		2,087,874

	￦	25,776,161	￦	(16,161,647)	￦	9,614,514	￦	(7,105,543)	￦	(1,635)	￦	2,507,336

77

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
			Gross amounts of recognized financial		Net amounts of financial		Related amounts not offset in the statement of financial position				Net amount
	Gross amounts of recognized financial assets		liabilities offset in the statement of financial position		assets presented in the statement of financial position		Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	2,116,480	￦	—	￦	2,116,480	￦	(1,618,253)	￦	(4,633)	￦	493,594
Derivatives held for hedging		21,957		—		21,957		(14,417)		—		7,540
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase, securities lending and similar agreements[1]		518,086		—		518,086		(518,086)		—		—
Other financial instruments		18,105,992		(17,987,341)		118,651		(118,651)		—		—

	￦	23,604,922	￦	(17,987,341)	￦	5,617,581	￦	(5,109,887)	￦	(4,633)	￦	503,061

(In millions of Korean won)	2014
			Gross amounts of recognized financial		Net amounts of financial		Related amounts not offset in the statement of financial position				Net amount
	Gross amounts of recognized financial assets		liabilities offset in the statement of financial position		assets presented in the statement of financial position		Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	1,755,187	￦	—	￦	1,755,187	￦	(1,316,234)	￦	—	￦	438,953
Derivatives held for hedging		3,425		—		3,425		(3,013)		—		412
Payable spot exchange		2,343,234		—		2,343,234		(2,342,116)		—		1,118
Repurchase, securities lending and similar agreements[1]		69,469		—		69,469		(69,469)		—		—
Other financial instruments		16,284,444		(16,161,647)		122,797		(122,797)		—		—

	￦	20,455,759	￦	(16,161,647)	￦	4,294,112	￦	(3,853,629)	￦	—	￦	440,483

[1]	Includes repurchase agreements sold to customers.

78

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

7.	Due from financial institutions

The details of due from financial institutions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate (%)	2015		2014
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.50	￦	6,376,961	￦	6,283,230
	Due from banking institutions	KEB Hana Bank and others	0.00~1.90		700,822		579,457
	Due from others	KB Investment & Securities Co., Ltd. and others	1.00		2,818,913		3,011,621

					9,896,696		9,874,308

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,053,137		810,181
	Time deposits in foreign currencies	KEB Hana Bank and others	0.17~4.79		93,662		16,871
	Due from others	Bank of Japan and others	—		36,948		36,168

					1,183,747		863,220

				￦	11,080,443	￦	10,737,528

Restricted due from financial institutions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Financial Institution	2015		2014		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,376,961	￦	6,283,230	Bank of Korea Act
	Due from banking institutions	—		—		279,200	Agreement for allocation of deposit
	Due from others	Morgan Stanley Bank International Ltd		4,646		—	Derivatives margin account and others

				6,381,607		6,562,430

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		427,662		229,423	Bank of Korea Act and others
	Time deposits in foreign currencies	China Merchants Bank NY Branch		17,580		16,488	New York State Banking Law
	Due from others	Samsung Futures Inc. and others		4,868		4,022	Derivatives margin account and others

				450,110		249,933

			￦	6,831,717	￦	6,812,363

79

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

8. Assets pledged as collateral

The details of assets pledged as collateral as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
		2015
Assets pledged	Pledgee	Carrying amount		Reason for the pledge
Available-for-sale financial assets	Korea Securities Depository and others	￦	481,937	Repurchase agreements
	Bank of Korea		594,020	Borrowings from Bank of Korea
	Bank of Korea		61,410	Settlement risk of Bank of Korea
	Deutshe Bank AG. and others		408,951	Derivatives transaction
	Others		5,604	Others

			1,551,922

Held-to-maturity financial assets	Korea Securities Depository and others		101,942	Repurchase agreements
	Bank of Korea		820,872	Borrowings from Bank of Korea
	Bank of Korea		922,733	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		200,625	Derivatives transitions
	Others		174,984	Others

			2,221,156

Mortgage loans	Others		1,745,823	Covered Bond

		￦	5,518,901

(In millions of Korean won)
		2014
Assets pledged	Pledgee	Carrying amount		Reason for the pledge
Financial assets held for trading	Others	￦	9,847	Settlement of Korea Exchange
Held-to-maturity financial assets	Korea Securities Depository and others		1,460,932	Repurchase agreements
	Bank of Korea		993,853	Borrowings from Bank of Korea
	Bank of Korea		1,440,821	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		339,107	Derivatives transaction
	Others		254,980	Others

			4,489,693

		￦	4,499,540

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	2,034,275	￦	—

80

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	3,344,318	￦	—

9.	Derivative financial instruments and hedge accounting

The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. The Bank also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Bank’s own assets and liabilities. In addition, the Bank engages in proprietary trading of derivatives within the Bank’s regulated open position limits.

The Bank provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won.

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks.

•	Stock price index options linked with the KOSPI index.

In particular, the Bank applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies.

81

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The details of derivative financial instruments for trading as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	528,941	￦	—	￦	—
Swaps		91,041,542		908,965		889,934
Options		5,874,500		73,724		133,087

		97,444,983		982,689		1,023,021

Currency
Forwards		33,672,557		511,513		304,877
Futures[1]		576,263		—		—
Swaps		25,303,179		596,668		782,912
Options		373,241		2,196		3,526

		59,925,240		1,110,377		1,091,315

Stock and index
Futures[1]		26,588		—		—
Swaps		—		—		—
Options		40,571		321		2,410

		67,159		321		2,410

Others		703,200		12		14

	￦	158,140,582	￦	2,093,399	￦	2,116,760

(In millions of Korean won)	2014
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	270,279	￦	—	￦	—
Swaps		101,427,709		923,094		956,096
Options		8,398,000		86,277		128,185

		110,095,988		1,009,371		1,084,281

Currency
Forwards		21,253,952		340,245		214,759
Futures[1]		554,794		—		—
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

		40,856,566		762,144		662,533

Stock and index
Futures[1]		76,298		—		—
Swaps		45,135		26,648		1,166
Options		114,617		2,500		7,660

		236,050		29,148		8,826

	￦	151,188,604	￦	1,800,663	￦	1,755,640

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

82

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	3,108,538	￦	91,341	￦	21,460
Other		140,000		1,211		497

	￦	3,248,538	￦	92,552	￦	21,957

(In millions of Korean won)	2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	2,179,779	￦	109,293	￦	1,144
Other		140,000		260		2,281

	￦	2,319,779	￦	109,553	￦	3,425

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Losses on hedging instruments	￦	(39,381)	￦	(28,269)
Gains on the hedged item attributable to the hedged risk		40,002		42,393

	￦	621	￦	14,124

83

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

10.	Loans

Loans as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Loans	￦	223,842,412	￦	212,200,594
Deferred loan origination fees and costs		574,664		545,702
Allowances		(2,006,996)		(1,910,719)

Carrying amount	￦	222,410,080	￦	210,835,577

Loans to banks as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Loans	￦	7,335,310	￦	6,677,146
Allowances		(39)		(53)

Carrying amount	￦	7,335,271	￦	6,677,093

Loans to customers other than banks as of December 31, 2015 and 2014, consist of:

(In millions of Korean won)	2015
	Retail		Corporate		Total
Loans in Korean won	￦	115,780,280	￦	91,272,182	￦	207,052,462
Loans in foreign currencies		31,100		1,927,848		1,958,948
Domestic import usance bills		—		3,445,301		3,445,301
Off-shore funding loans		—		584,914		584,914
Call loans		—		195,000		195,000
Bills bought in Korean won		—		5,257		5,257
Bills bought in foreign currencies		—		2,811,817		2,811,817
Guarantee payments under payment guarantee		—		26,129		26,129
Reverse repurchase agreements		—		216,700		216,700
Privately placed bonds		—		785,238		785,238

		115,811,380		101,270,386		217,081,766
Proportion (%)		53.35		46.65		100

Allowances		(431,967)		(1,574,990)		(2,006,957)

	￦	115,379,413	￦	99,695,396	￦	215,074,809

84

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Retail		Corporate		Total
Loans in Korean won	￦	112,042,305	￦	84,006,117	￦	196,048,422
Loans in foreign currencies		37,761		1,896,126		1,933,887
Domestic import usance bills		—		3,693,951		3,693,951
Off-shore funding loans		—		664,794		664,794
Call loans		—		211,000		211,000
Bills bought in Korean won		—		6,678		6,678
Bills bought in foreign currencies		—		1,957,729		1,957,729
Guarantee payments under payment guarantee		—		12,975		12,975
Reverse repurchase agreements		—		825,500		825,500
Privately placed bonds		—		714,214		714,214

		112,080,066		93,989,084		206,069,150
Proportion (%)		54.39		45.61		100.00

Allowances		(476,517)		(1,434,149)		(1,910,666)

	￦	111,603,549	￦	92,554,935	￦	204,158,484

The changes in deferred loan origination fees and costs for the years ended December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	572,108	￦	422,396	￦	399,986	￦	—	￦	594,518
Other origination costs		598		491		619		—		470

		572,706		422,887		400,605		—		594,988

Deferred loan origination fees
Loans in Korean won		21,993		3,091		9,112		—		15,972
Other origination fees		5,011		1,929		2,588		—		4,352

		27,004		5,020		11,700		—		20,324

	￦	545,702	￦	417,867	￦	388,905	￦	—	￦	574,664

	2014
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	495,619	￦	355,270	￦	278,781	￦	—	￦	572,108
Other origination costs		378		1,100		880		—		598

		495,997		356,370		279,661		—		572,706

Deferred loan origination fees
Loans in Korean won		25,064		4,579		7,650		—		21,993
Other origination fees		7,032		1,074		3,095		—		5,011

		32,096		5,653		10,745		—		27,004

	￦	463,901	￦	350,717	￦	268,916	￦	—	￦	545,702

85

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

11.	Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Retail		Corporate		Total
Beginning	￦	476,517	￦	1,434,202	￦	1,910,719
Written-off		(295,642)		(683,463)		(979,105)
Recoveries from written-off loans		176,616		156,531		333,147
Sale		(4,051)		(45,619)		(49,670)
Other changes		(1,324)		(876)		(2,200)
Provision[1]		79,851		714,254		794,105

Ending	￦	431,967	￦	1,575,029	￦	2,006,996

(In millions of Korean won)	2014
	Retail		Corporate		Total
Beginning	￦	571,860	￦	1,800,698	￦	2,372,558
Written-off		(520,369)		(1,069,477)		(1,589,846)
Recoveries from written-off loans		130,034		264,134		394,168
Sale		(6,726)		(61,255)		(67,981)
Other changes		(6,246)		(68,523)		(74,769)
Provision[1]		307,964		568,625		876,589

Ending	￦	476,517	￦	1,434,202	￦	1,910,719

[1]	Provision for credit losses in statements of comprehensive income also include provision (reversal) for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantee contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

86

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

12.	Financial assets at fair value through profit or loss and Financial Investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Financial assets held for trading
Debt securities
Government and public bonds	￦	951,934	￦	1,152,888
Financial bonds		1,310,274		680,562
Corporate bonds		3,442		63,753
Equity securities
Stocks		1,986		31,309
Beneficiary certificates		29,493		40,221
Others		69,060		51,345

Total financial assets at fair value through profit or loss	￦	2,366,189	￦	2,020,078

Available-for-sale financial assets
Debt securities
Government and public bonds	￦	3,202,350	￦	4,214,383
Financial bonds		6,351,616		6,235,689
Corporate bonds		3,430,276		4,641,211
Asset-backed securities		5,180,728		1,198,281
Equity securities
Stocks		1,426,301		1,769,922
Equity investments		41,314		45,578
Beneficiary certificates		2,060,486		3,457,842
Others		500		500

		21,693,571		21,563,406

Held-to-maturity financial assets
Debts securities
Government and public bonds		1,870,481		2,724,716
Financial bonds		2,024,444		1,047,049
Corporate bonds		3,709,968		5,880,095
Asset-backed securities		4,143,901		472,276

		11,748,794		10,124,136

Total financial investments	￦	33,442,365	￦	31,687,542

87

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(216,027)	￦	—	￦	(216,027)

Held-to-maturity financial assets		—		—		—

		￦ (216,027)	￦	—	￦	(216,027)

(In millions of Korean won)
	2014
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(180,784)	￦	—	￦	(180,784)

Held-to-maturity financial assets		—		—		—

		￦ (180,784)	￦	—	￦	(180,784)

13.	Investments in associates and subsidiaries

Investments in associates and subsidiaries as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won) (In thousands of US dollars)	2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	125,462	￦	128,275	￦	129,123	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,580		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		125,822		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary shares [2]	29.56		954,104		(21,990)		31,134	Banking	Kazakhstan
Preferred shares [2]	93.15
KB12-1 Venture Investment Partnership[3]	80.00		40,000		50,670		40,000	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		16,131		15,537		13,825	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.73		172,441		187,596		172,441	Other finance	Korea
Shinla Construction Co., Ltd.	20.17		—		(516)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		102,530		89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(1,879)		24,677	Operation of highways and related facilities	Korea
KoFC Posco Hanhwa KB shared growth Private Equity Fund	20.00		24,760		23,272		24,760	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		12,000		11,860		12,000	Investment finance	Korea

88

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Terra Corporation	24.06		—		37		—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [6]	22.89		—		(580)		—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [6]	42.65		—		86		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd[6]	26.49		—		(47)		—	Manufacture of metal door, windows, shutter and relevant products	Korea
Myeongwon Tech Co., Ltd. [6]	25.62		—		(447)		—	Manufacture of other automotive parts	Korea
Shinhwa Underwear Co., Ltd[6]	26.05		—		(184)		—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [6]	38.62		—		339		—	Wholesale of paper	Korea
EJADE Co., Ltd. [6]	25.67		—		591		—	Wholesale of underwear	Korea

		￦	1,548,249	￦	625,552	￦	624,645

Kookmin Bank Int’l Ltd. (London)[4]	100.00	USD	30,392		84,318		67,396	Banking	United Kingdom
Kookmin Bank Hong Kong Ltd. [4]	100.00	USD	20,000		155,147		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [4]	100.00	USD	17,846		24,824		19,885	Banking	Cambodia
Kookmin Bank(China) Ltd. [4]	100.00	USD	383,875		432,325		418,155	Banking	China

		USD	452,113		696,614		611,079

				￦	1,322,166	￦	1,235,724

(In millions of Korean won) (In thousands of US dollars)	2014
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	122,623	￦	125,119	￦	126,284	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,222		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		114,240		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary shares [2]	29.56		954,104		36,763		61,758	Banking	Kazakhstan
Preferred shares [2]	93.15
KB12-1 Venture Investment Partnership[3]	80.00		28,800		29,119		28,800	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		18,981		15,705		16,675	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,270		191,617	Other finance	Korea

89

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

CH Engineering Co., Ltd. [5]	41.73		—		178		—	Architectural design and related service	Korea
Shinla Construction Co., Ltd.	20.17		—		(502)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		99,818		89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(1,716)		24,677	Operation of highways and related facilities	Korea
KoFC Posco Hanhwa KB shared growth Private Equity Fund	20.00		21,000		18,563		21,000	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		4,000		3,825		4,000	Investment finance	Korea
Terra Corporation	24.06		—		(99)		—	Manufacture of fabricated and processed metal products	Korea

		￦	1,544,476	￦	648,505	￦	651,496

Subsidiaries
Kookmin Bank Int’l Ltd.(London)[4]	100.00	USD	30,392		75,809		67,396	Banking	United Kingdom
Kookmin Bank Hong Kong Ltd. [4]	100.00	USD	20,000		140,549		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [4]	100.00	USD	17,846		21,286		19,885	Banking	Cambodia
Kookmin Bank(China) Ltd. [4]	100.00	USD	383,875		413,696		418,155	Banking	China

		USD	452,113		651,340		611,079

				￦	1,299,845	￦	1,262,575

[1]	As of December 31, 2015 and 2014, the Bank is represented in the governing bodies of its associates. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Bank determined that ordinary shares and convertible preferred shares issued by JSC Bank CenterCredit are the same in economic substance except for voting rights, and therefore, ordinary shares and convertible preferred shares are not presented separately. The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2015 and 2014, amounts to ￦21,863 million and ￦42,945 million, respectively.
[3]	As of December 31, 2015 and 2014, the Bank is a partner in a limited partnership and does not have the right to control over these entities.
[4]	Acquisition costs of investments in subsidiaries are presented in US dollars.
[5]	On June 23, 2015, the Bank lost significant influence as the Seoul District Court approved the bankruptcy of CH Engineering Co., Ltd.
[6]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.

90

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in investments in associates and subsidiaries for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Acquisition and others		Disposal and others		Impairment		Ending
Associates
Balhae Infrastructure Fund	￦	126,284	￦	2,839	￦	—	￦	—	￦	129,123
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		84,792
JSC Bank CenterCredit[1]		61,758		—		—		(30,624)		31,134
KB12-1 Venture Investment Partnership		28,800		11,200		—		—		40,000
KoFC KBIC Frontier Champ 2010-5 (PEF)		16,675		—		(2,850)		—		13,825
United PF 1st Recovery Private Equity Fund		191,617		—		(19,176)		—		172,441
KB GwS Private Securities Investment Trust		89,124		—		—		—		89,124
Incheon Bridge Co., Ltd.		24,677		—		—		—		24,677
KoFC Posco Hanhwa KB shared growth Private Equity Fund		21,000		5,960		(2,200)		—		24,760
Future Planning KB Start-up Creation Fund		4,000		8,000		—		—		12,000
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		19,885		—		—		—		19,885
Kookmin Bank(China) Ltd.		418,155		—		—		—		418,155

	￦	1,262,575	￦	27,999	￦	(24,226)	￦	(30,624)	￦	1,235,724

91

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Beginning		Acquisition and others		Disposal and others		Impairment		Ending
Associates
Balhae Infrastructure Fund	￦	125,478	￦	806	￦	—	￦	—	￦	126,284
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		84,792
JSC Bank CenterCredit[1]		86,787		—		—		(25,029)		61,758
KB06-1 Venture Investment Partnership		920		—		(920)		—		—
KB08-1 Venture Investment Partnership		6,025		—		(6,025)		—		—
KB12-1 Venture Investment Partnership		23,200		5,600		—		—		28,800
KoFC KBIC Frontier Champ 2010-5 (PEF)		28,548		30		(9,597)		(2,306)		16,675
United PF 1st Recovery Private Equity Fund		191,617		—		—		—		191,617
Kores Co., Ltd.		634		—		(634)		—		—
KB GwS Private Securities Investment Trust		89,124		—		—		—		89,124
Incheon Bridge Co., Ltd.		24,677		—		—		—		24,677
KoFC Posco Hanhwa KB shared growth Private Equity Fund		11,220		9,780		—		—		21,000
Future Planning KB Start-up Creation Fund		4,000		—		—		—		4,000
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		19,885		—		—		—		19,885
Kookmin Bank(China) Ltd.		418,155		—		—		—		418,155

	￦	1,290,870	￦	16,216	￦	(17,176)	￦	(27,335)	￦	1,262,575

[1]	Asset quality of Kazakhstan banks has been deteriorating due to extended depression of its domestic economy mainly driven by the financial crisis in Russia and decline in oil prices. The Bank recognized impairment loss in its investment in JSC Bank CenterCredit because the Bank determined that the recovery of JSC Bank CenterCredit’s financial soundness is delayed and assessed the economic condition in Kazakhstan as not to recover in the near future.

92

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

14.	Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,883,316	￦	—	￦	(1,018)	￦	1,882,298
Buildings		1,198,045		(376,214)		(5,859)		815,972
Leasehold improvements		593,566		(546,572)		—		46,994
Equipment and vehicles		1,386,452		(1,237,956)		—		148,496
Construction in-progress		443		—		—		443
Finance lease assets		21,785		(9,202)		—		12,583

	￦	5,083,607	￦	(2,169,944)	￦	(6,877)	￦	2,906,786

	2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,884,029	￦	—	￦	—	￦	1,884,029
Buildings		1,153,465		(345,704)		(2,117)		805,644
Leasehold improvements		571,412		(524,473)		—		46,939
Equipment and vehicles		1,484,056		(1,355,514)		—		128,542
Construction in-progress		606		—		—		606
Finance lease assets		21,245		(728)		—		20,517

	￦	5,114,813	￦	(2,226,419)	￦	(2,117)	￦	2,886,277

The changes in property and equipment for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,884,029	￦	50	￦	(1,496)	￦	(297)	￦	—	￦	12	￦	1,882,298
Buildings		805,644		568		39,221		(898)		(28,057)		(506)		815,972
Leasehold improvements		46,939		—		30,689		(383)		(33,925)		3,674		46,994
Equipment and vehicles		128,542		106,034		—		(669)		(85,420)		9		148,496
Construction-in-progress		606		67,362		(67,526)		—		—		1		443
Finance lease assets		20,517		554		—		—		(8,474)		(14)		12,583

	￦	2,886,277	￦	174,568	￦	888	￦	(2,247)	￦	(155,876)	￦	3,176	￦	2,906,786

93

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,914,966	￦	4,786	￦	(35,698)	￦	—	￦	—	￦	(25)	￦	1,884,029
Buildings		820,405		10,226		2,186		—		(27,093)		(80)		805,644
Leasehold improvements		48,791		—		29,628		(138)		(34,578)		3,236		46,939
Equipment and vehicles		107,641		88,298		1,946		(291)		(69,054)		2		128,542
Construction-in-progress		—		54,859		(54,253)		—		—		—		606
Finance lease assets		8,900		29,152		(1,946)		—		(15,589)		—		20,517

	￦	2,900,703	￦	187,321	￦	(58,137)	￦	(429)	￦	(146,314)	￦	3,133	￦	2,886,277

[1]	Including transfers from investment property and assets held for sale.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
2015
Beginning	Impairment	Reversal		Others		Ending

￦ (2,117)	￦ (557)	￦	—	￦	(4,203)	￦	(6,877)

(In millions of Korean won)
2014
Beginning	Impairment	Reversal		Others		Ending

￦ (2,117)	￦ —	￦	—	￦	—	￦	(2,117)

The details of investment property as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	66,806	￦	—	￦	66,806
Buildings		31,237		(10,154)		21,083

	￦	98,043	￦	(10,154)	￦	87,889

	2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	64,554	￦	—	￦	64,554
Buildings		30,305		(9,517)		20,788

	￦	94,859	￦	(9,517)	￦	85,342

94

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2015, are as follows:

(In millions of Korean won)	2015
	Fair Value		Valuation technique	Inputs
Land and Buildings	￦	91,775	Cost approach value	- Price per square meter - Replacement cost

As of December 31, 2015 and 2014, fair values of the investment properties amount to ￦91,775 million and ￦82,202 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2015 and 2014, amounts to ￦639 million and ￦680 million, respectively.

The changes in investment property for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Transfers		Depreciation		Ending

Land	￦	64,554	￦	2,252	￦	—	￦	66,806
Buildings		20,788		1,040		(745)		21,083

	￦	85,342	￦	3,292	￦	(745)	￦	87,889

(In millions of Korean won)	2014
	Beginning		Transfers		Depreciation		Ending

Land	￦	66,134	￦	(1,580)	￦	—	￦	64,554
Buildings		21,358		147		(717)		20,788

	￦	87,492	￦	(1,433)	￦	(717)	￦	85,342

95

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

15.	Intangible Assets

The details of intangible assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	65,288	￦	—	￦	—	￦	65,288
Other intangible assets		750,344		(632,608)		(7,470)		110,266

	￦	815,632	￦	(632,608)	￦	(7,470)	￦	175,554

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	65,288	￦	—	￦	—	￦	65,288
Other intangible assets		702,409		(562,748)		(5,529)		134,132

	￦	767,697	￦	(562,748)	￦	(5,529)	￦	199,420

The goodwill arose from the merger of Housing & Commercial Bank (“H&CB”), and there is no change in goodwill for the years ended December 31, 2015 and 2014.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2015, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking		Corporate Banking		Total

Carrying amounts	￦	49,315	￦	15,973	￦	65,288
Recoverable amount exceeded carrying amount		5,008,711		2,171,276		7,179,987
Discount rate (%)		15.30		15.60
Permanent growth rate (%)		2.00		2.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

96

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 2.0% for Retail Banking and Corporate Banking every year. The key assumptions used for the estimation of the future cash flows are the market size and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	975	￦	(850)	￦	—	￦	125
Software		607,971		(563,652)		—		44,319
Other intangible assets		116,793		(63,501)		(7,470)		45,822
Finance leases assets		24,605		(4,605)		—		20,000

	￦	750,344	￦	(632,608)	￦	(7,470)	￦	110,266

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	936	￦	(805)	￦	—	￦	131
Software		558,895		(505,206)		—		53,689
Other intangible assets		118,604		(56,384)		(5,529)		56,691
Finance leases assets		23,974		(353)		—		23,621

	￦	702,409	￦	(562,748)	￦	(5,529)	￦	134,132

97

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Beginning		Acquisition		Transfer		Disposal		Amortization		Others		Ending
Industrial property rights	￦	131	￦	38	￦	—	￦	—	￦	(44)	￦	—	￦	125
Software		53,689		20,695		—		—		(30,065)		—		44,319
Other intangible assets[1]		56,691		5,111		—		(3,384)		(7,096)		(5,500)		45,822
Finance leases assets		23,621		647		—		—		(4,253)		(15)		20,000

	￦	134,132	￦	26,491		—	￦	(3,384)		(41,458)	￦	(5,515)	￦	110,266

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfer		Disposal		Amortization		Others		Ending
Industrial property rights	￦	142	￦	36	￦	—	￦	—	￦	(47)	￦	—	￦	131
Software		77,592		16,001		4,528		—		(44,432)		—		53,689
Other intangible assets[1]		63,631		1,637		—		(2,577)		(6,195)		195		56,691
Finance leases assets		8,056		28,208		(4,528)		—		(8,115)		—		23,621

	￦	149,421	￦	45,882	￦	—	￦	(2,577)	￦	(58,789)	￦	195	￦	134,132

[1]	Impairment losses for membership rights of other intangible assets with indefinite useful lives was recognized when their recoverable amount is lower than their carrying amount and reversal of impairment losses was recognized when their recoverable amount is higher than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Beginning	Impairment	Reversal		Others	Ending
Accumulated impairment losses on other intangible assets	￦ (5,529)	￦ (5,531)	￦	6	￦ 3,584	￦ (7,470)

	2014
(In millions of Korean won)	Beginning	Impairment	Reversal		Others	Ending
Accumulated impairment losses on other intangible assets	￦ (5,492)	￦ (128)	￦	321	￦ (230)	￦ (5,529)

98

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in emission rights for the year ended December 31, 2015, are as follows:

(KAU, In millions of Korean won)
	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	—	￦	—	—	￦	—	—	￦	—	—	￦	—
Free of charges	116,799		—	112,137		—	109,140		—	338,076		—

Ending	116,799	￦	—	112,137	￦	—	109,140	￦	—	338,076	￦	—

16.	Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	68,633	￦	—	￦	68,633
Impairment losses on property and equipment		5,019		—		5,019
Interest on equity index-linked deposits		69		—		69
Share-based payments		8,168		—		8,168
Provisions for guarantees		38,225		—		38,225
Gains on valuation of derivatives		—		(30,391)		(30,391)
Present value discount		—		(25)		(25)
Losses from fair value hedged item		2,876		—		2,876
Accrued interest		—		(43,414)		(43,414)
Deferred loan origination fees and costs		—		(120,375)		(120,375)
Gains from revaluation		—		(272,696)		(272,696)
Investments in subsidiaries and associates		—		(22,125)		(22,125)
Others		520,371		(276,232)		244,139

		643,361		(765,258)		(121,897)
Offsetting of deferred income tax assets and liabilities		(643,361)		643,361		—

Total	￦	—	￦	(121,897)	￦	(121,897)

99

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	65,033	￦	—	￦	65,033
Impairment losses on property and equipment		5,412		—		5,412
Interest on equity index-linked deposits		183		—		183
Share-based payments		7,806		—		7,806
Provisions for guarantees		50,115		—		50,115
Gains from valuation on derivatives		—		(51,167)		(51,167)
Present value discount		—		(34)		(34)
Losses on fair value hedged		12,834		—		12,834
Accrued interest		—		(48,019)		(48,019)
Deferred loan origination fees and costs		—		(110,160)		(110,160)
Gains on revaluation		—		(272,696)		(272,696)
Investments in subsidiaries and associates		—		(22,125)		(22,125)
Others		551,104		(261,306)		289,798

		692,487		(765,507)		(73,020)
Offsetting of deferred income tax assets and liabilities		(692,487)		692,487		—

Total	￦	—	￦	(73,020)	￦	(73,020)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦17,771 million associated with investments in subsidiaries and associates as of December 31, 2015, due to the following reasons:

•	The Bank is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of December 31, 2015.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦763,072 million associated with investments in associates and subsidiaries as of December 31, 2015, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦67 million, ￦80,204 million and ￦21,393 million associated with other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2015, due to the uncertainty that these will be realized in the future.

100

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in cumulative temporary differences for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Losses from fair value hedge	￦	53,033	￦	53,033	￦	11,882	￦	11,882
Other provisions		268,931		268,931		283,672		283,672
Impairment losses on property and equipment		22,363		22,363		20,738		20,738
Interest on equity index-linked deposits		758		758		287		287
Share-based payments		32,256		32,256		33,754		33,754
Provisions for guarantees		207,087		207,087		157,954		157,954
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		732,446		—		30,626		763,072
Others		2,295,475		1,493,988		1,370,199		2,171,686

		3,692,553	￦	2,078,416	￦	1,909,112		3,523,249

Unrecognized deferred income tax assets
Other provisions		199						67
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		732,446						763,072
Others		18,185						21,393

	￦	2,861,519					￦	2,658,513

Tax rate (%)		24.20						24.20

Total deferred income tax assets from deductible temporary differences	￦	692,487					￦	643,361

101

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	￦	(198,424)	￦	(158,989)	￦	(139,959)	￦	(179,394)
Deferred loan origination fees and costs		(455,207)		(455,207)		(497,418)		(497,418)
Gains on valuation of derivatives		(211,434)		(211,434)		(125,582)		(125,582)
Present value discount		(140)		(140)		(104)		(104)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains on revaluation		(1,126,842)		—		—		(1,126,842)
Investment in subsidiaries and associates		(109,195)		—		—		(109,195)
Others		(1,079,782)		(220,995)		(282,670)		(1,141,457)

		(3,246,312)	￦	(1,046,765)	￦	(1,045,733)		(3,245,280)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(17,771)						(17,771)

	￦	(3,163,253)					￦	(3,162,221)

Tax rate (%)		24.20						24.20

Total deferred income tax liabilities from taxable temporary differences	￦	(765,507)					￦	(765,258)

102

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Losses from fair value hedge	￦	68,884	￦	68,884	￦	53,033	￦	53,033
Other provisions		323,781		323,781		268,931		268,931
Impairment losses on property and equipment		11,873		11,873		22,363		22,363
Interest on equity index-linked deposits		1,407		1,325		676		758
Share-based payments		34,053		34,053		32,256		32,256
Provisions for guarantees		208,517		208,517		207,087		207,087
Present value discount		804		804		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		707,417		—		25,029		732,446
Others		1,721,795		1,004,013		1,577,693		2,295,475

	￦	3,158,735	￦	1,653,250	￦	2,187,068	￦	3,692,553

Unrecognized deferred income tax assets
Other provisions		250						199
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		707,417						732,446
Others		13,376						18,185

	￦	2,357,488					￦	2,861,519

Tax rate (%)		24.20						24.20

Total deferred income tax assets from deductible temporary differences	￦	570,512					￦	692,487

103

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	￦	(249,286)	￦	(217,151)	￦	(166,289)	￦	(198,424)
Deferred loan origination fees and costs		(388,266)		(388,266)		(455,207)		(455,207)
Gains on valuation of derivatives		(54,531)		(54,531)		(211,434)		(211,434)
Present value discount		—		—		(140)		(140)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains on revaluation		(1,131,429)		(4,587)		—		(1,126,842)
Investment in subsidiaries and associates		(110,103)		(908)		—		(109,195)
Others		(798,469)		(89,076)		(370,389)		(1,079,782)

		(2,797,372)	￦	(754,519)	￦	(1,203,459)		(3,246,312)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(17,771)						(17,771)

	￦	(2,714,313)					￦	(3,163,253)

Tax rate (%)		24.20						24.20

Total deferred income tax liabilities from taxable temporary differences	￦	(656,864)					￦	(765,507)

104

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

17.	Other assets

The details of other assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other financial assets
Other receivables	￦	3,177,704	￦	2,671,575
Accrued income		650,968		716,532
Guarantee deposits		1,159,067		1,290,422
Domestic exchange settlement debits		2,138,401		2,086,792
Others		17,587		20,924
Allowances for loan losses		(286,714)		(288,205)
Present value discount		(1,057)		(489)

		6,855,956		6,497,551

Other non-financial assets
Other receivables		42,291		844
Prepaid expenses		136,870		170,677
Guarantee deposits		3,627		3,579
Others		103,966		83,853
Allowances on other assets		(23,128)		(23,174)

		263,626		235,779

	￦	7,119,582	￦	6,733,330

The changes in allowances for loan losses on other assets for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Other financial assets		Other non- financial assets		Total
Beginning	￦	288,205	￦	23,174	￦	311,379
Provision(reversal)		(1,034)		838		(196)
Written-off		(2,375)		(884)		(3,259)
Others		1,918		—		1,918

Ending	￦	286,714	￦	23,128	￦	309,842

(In millions of Korean won)	2014
	Other financial assets		Other non- financial assets		Total
Beginning	￦	533,699	￦	16,146	￦	549,845
Provision(reversal)		27,393		4,065		31,458
Written-off		(296,932)		(2,435)		(299,367)
Others		24,045		5,398		29,443

Ending	￦	288,205	￦	23,174	￦	311,379

105

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

18.	Assets held for sale

Fair value measurement of assets held for sale

The details of assets held for sale as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost[1]		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land	￦	35,996	￦	(8,531)	￦	27,465	￦	28,658
Buildings		11,660		(5,330)		6,330		6,789

	￦	47,656	￦	(13,861)	￦	33,795	￦	35,447

(In millions of Korean won)	2014
	Acquisition cost[1]		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
Land	￦	47,418	￦	(9,442)	￦	37,976	￦	40,530
Buildings		26,862		(10,804)		16,058		17,429

	￦	74,280	￦	(20,246)	￦	54,034	￦	57,959

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2015, are as follows:

(In millions of Korean won)	2015
	Fair value		Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs(%)	Effect of unobservable inputs on fair value
Land and buildings	￦	35,986	Market comparison approach model	Adjustment index	0.10 ~ 1.16	Fair value increases as the adjustment index rises
				Adjustment ratio	-20.00 ~ 0.00	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

106

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
2015
Beginning		Provision		Reversal		Others		Ending
￦	(20,246)	￦	(2,110)	￦	399	￦	8,096	￦	(13,861)

(In millions of Korean won)
2014
Beginning		Provision		Reversal		Others		Ending
￦	(10,087)	￦	(15,943)	￦	—	￦	5,784	￦	(20,246)

As of December 31, 2015, assets held for sale consist of 10 real estates of closed offices, which the management of the Bank was committed to sell, but not yet sold by December 31, 2015. As of the report date, two out of the above assets held for sale are under negotiation and the remaining eight assets are also being actively marketed.

107

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

19.	Deposits

The details of deposits as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Demand deposits
Demand deposits in Korean won	￦	91,962,003	￦	75,911,920
Demand deposits in foreign currencies		3,957,576		2,864,012

		95,919,579		78,775,932

Time deposits
Time deposits in Korean won		116,692,754		125,430,547
Fair value adjustments on fair value hedged time deposits in Korean won		(201)		(958)

		116,692,553		125,429,589
Time deposits in foreign currencies		3,033,759		1,996,476
Fair value adjustments on fair value hedged time deposits in foreign currencies		(17,672)		—

		3,016,087		1,996,476

		119,708,640		127,426,065

Certificates of deposits		4,611,447		1,583,047

Total deposits	￦	220,239,666	￦	207,785,044

108

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

20.	Debts

The details of debts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Borrowings	￦	11,814,654	￦	11,533,041
Bonds sold under repurchase agreements and others		545,943		124,544
Call money		1,850,342		2,677,070

	￦	14,210,939	￦	14,334,655

The details of borrowings as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2015		2014
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	￦	1,421,375	￦	1,002,796
	Borrowings from the government	KEMCO and others	0.00 ~ 3.00		1,156,670		611,378
	Borrowings from banking institutions	Industrial Bank of Korea	1.18		180		874
	Borrowings from non- banking financial institutions	Korea Development Bank	0.20 ~ 2.70		284,369		187,452
	Other borrowings	Korea Gas Safety Corporation and others	0.00 ~ 4.35		2,648,453		3,242,919

					5,511,047		5,045,419

Borrowings in foreign currencies	Due to banks	JP Morgan Chase Bank N.A. and others	—		9,884		48,984
	Borrowings from banking institutions	Commerzbank and Others	0.27 ~ 1.30		3,252,856		3,313,311
	Borrowings from other financial institutions	Export Import Bank of Korea and others	0.86 ~ 1.78		212,507		34,460
	Other borrowings	Standard Chartered Bank and others	—		2,828,360		3,090,867

					6,303,607		6,487,622

				￦	11,814,654	￦	11,533,041

109

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The details of bonds sold under repurchase agreements and others as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2015		2014

Bonds sold under repurchase agreements	Individuals, groups, corporations	1.46 ~ 3.84	￦	518,086	￦	69,469
Bills sold	Individuals, corporations	0.80 ~ 1.50		27,857		55,075

			￦	545,943	￦	124,544

The details of call money as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2015		2014

Call money in Korean won	KEB Hana bank and others	1.33 ~ 1.48	￦	926,400	￦	1,822,000
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.24 ~ 5.00		923,942		855,070

			￦	1,850,342	￦	2,677,070

110

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

21.	Debentures

The details of debentures as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2015		2014

Debentures in Korean won
Structured debentures	0.21 ~ 8.62	￦	909,788	￦	1,239,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 7.51		4,471,829		4,566,124
Fixed rate debentures in Korean won	1.68 ~ 4.09		6,750,523		6,390,553
Floating rate debentures in Korean won	—		—		150,000

			12,132,140		12,345,915
Fair value adjustments on fair value hedged debentures in Korean won			40,170		53,915
Discount on debentures in Korean won			(6,412)		(38,980)

			12,165,898		12,360,850

Debentures in foreign currencies
Floating rate debentures	0.07 ~ 1.57		1,477,524		1,318,415
Fixed rate debentures	0.98 ~ 3.63		2,325,537		1,578,980

			3,803,061		2,897,395
Fair value adjustments on fair value hedged debentures in foreign currencies			(10,415)		75
Discount on debentures in foreign currencies			(9,410)		(7,856)

			3,783,236		2,889,614

			￦15,949,134		￦15,250,464

The changes in debentures based on face value for the years ended December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending

Debentures in Korean won
Structured debentures	￦	1,239,238	￦	120,000	￦	(449,450)	￦	—	￦	909,788
Subordinated fixed rate debentures in Korean won		4,566,124		—		(94,295)		—		4,471,829
Fixed rate debentures		6,390,553		4,080,000		(3,720,030)		—		6,750,523
Floating rate debentures		150,000		—		(150,000)		—		—

		12,345,915		4,200,000		(4,413,775)		—		12,132,140

Debentures in foreign currencies
Floating rate debentures		1,318,415		179,565		(111,939)		91,483		1,477,524
Fixed rate debentures		1,578,980		1,013,959		(378,577)		111,175		2,325,537

		2,897,395		1,193,524		(490,516)		202,658		3,803,061

	￦	15,243,310	￦	5,393,524	￦	(4,904,291)	￦	202,658	￦	15,935,201

111

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending

Debentures in Korean won
Structured debentures	￦	1,499,238	￦	80,000	￦	(340,000)	￦	—	￦	1,239,238
Subordinated fixed rate debentures		8,648,474		—		(4,082,350)		—		4,566,124
Fixed rate debentures		2,941,142		4,670,000		(1,220,589)		—		6,390,553
Floating rate debentures		—		150,000		—		—		150,000

		13,088,854		4,900,000		(5,642,939)		—		12,345,915

Debentures in foreign currencies
Floating rate debentures		633,708		754,003		(105,872)		36,576		1,318,415
Fixed rate debentures		2,335,059		803,503		(1,633,588)		74,006		1,578,980

		2,968,767		1,557,506		(1,739,460)		110,582		2,897,395

	￦	16,057,621	￦	6,457,506	￦	(7,382,399)	￦	110,582	￦	15,243,310

22.	Provisions

The details of provisions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Provisions for unused loan commitments	￦	125,752	￦	125,209
Provisions for acceptances and guarantees		157,954		207,087
Provisions for asset retirement obligation		70,493		68,999
Others		95,169		81,104

	￦	449,368	￦	482,399

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	125,209	￦	207,087	￦	332,296
Effects of changes in foreign exchange rate		767		4,777		5,544
Reversal		(224)		(53,910)		(54,134)

Ending	￦	125,752	￦	157,954	￦	283,706

112

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	140,145	￦	208,517	￦	348,662
Effects of changes in foreign exchange rate		540		3,325		3,865
Reversal		(15,476)		(4,755)		(20,231)

Ending	￦	125,209	￦	207,087	￦	332,296

The changes in provisions for asset retirement obligation for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	￦	68,999	￦	67,995
Provision		1,941		2,722
Reversal		(363)		—
Used		(2,779)		(4,324)
Unwinding of discount		1,941		2,561
Effects of changes in discount rate		754		45

Ending	￦	70,493	￦	68,999

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

113

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in other provisions for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Greenhouse Gas Emission liabilities[1]		Others		Total
Beginning	￦	76	￦	33,996	￦	2,622	￦	2,718	￦	—	￦	41,692	￦	81,104
Provision (Reversal)		159		27,056		9,226		1,091		69		37,860		75,461
Used and Others		(136)		(19,961)		(278)		—		—		(41,021)		(61,396)

Ending	￦	99	￦	41,091	￦	11,570	￦	3,809	￦	69	￦	38,531	￦	95,169

[1]	As of December 31, 2015, the estimated greenhouse gas emission is 122,542 tons.

	2014
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Greenhouse Gas Emission liabilities		Others		Total
Beginning	￦	69	￦	16,838	￦	3,257	￦	2,699	￦	—	￦	99,772	￦	122,635
Provision (Reversal)		164		49,040		(632)		19		—		(892)		47,699
Used and Others		(157)		(31,882)		(3)		—		—		(57,188)		(89,230)

Ending	￦	76	￦	33,996	￦	2,622	￦	2,718	￦	—	￦	41,692	￦	81,104

114

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

23.	Net defined benefit liabilities

Defined benefit plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Bank.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary increase rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

The changes in the net defined benefit liabilities for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	1,150,338	￦	(1,092,875)	￦	57,463
Current service cost		162,461		—		162,461
Interest cost(income)		34,147		(32,433)		1,714
Remeasurements :
-Actuarial gain arising from changes in demographic assumptions		(1,879)		—		(1,879)
-Actuarial gain loss arising from changes in financial assumptions		(508)		—		(508)
-Actuarial loss arising from experience adjustment		10,631		—		10,631
-Return on plan assets (excluding amounts included in interest income)		—		10,877		10,877
Contributions		—		(180,000)		(180,000)
Payments from plans (benefit payments)		(88,266)		88,266		—
Payments from the Bank		(5,152)		—		(5,152)
Transfer in		1,993		(1,981)		12
Transfer out		(3,140)		3,140		—
Effects of changes in foreign exchange rate		19		—		19

Ending	￦	1,260,644	￦	(1,205,006)	￦	55,638

115

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	905,972	￦	(854,474)	￦	51,498
Current service cost		146,116		—		146,116
Interest cost(income)		35,833		(33,788)		2,045
Remeasurements :
-Actuarial loss arising from changes in financial assumptions		95,786		—		95,786
-Actuarial loss arising from experience adjustment		3,003		—		3,003
-Return on plan assets (excluding amounts included in interest income)		—		11,505		11,505
Contributions		—		(249,500)		(249,500)
Payments from plans (benefit payments)		(32,908)		32,908		—
Payments from the Bank		(2,961)		—		(2,961)
Transfer in		1,352		(1,352)		—
Transfer out		(1,826)		1,826		—
Effects of changes in foreign exchange rate		(29)		—		(29)

Ending	￦	1,150,338	￦	(1,092,875)	￦	57,463

The details of the net defined benefit liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Present value of defined benefit obligation	￦	1,260,644	￦	1,150,338
Fair value of plan assets		(1,205,006)		(1,092,875)

Net defined benefit liabilities	￦	55,638	￦	57,463

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Current service cost	￦	162,461	￦	146,116
Interest expenses of net defined benefit liabilities		1,714		2,045

Total	￦	164,175	￦	148,161

116

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Remeasurements:
-Actuarial loss arising from changes in demographic assumptions	￦	1,879	￦	—
-Actuarial loss(gain) arising from changes in financial assumptions		508		(95,786)
-Actuarial gain arising from experience adjustment		(10,631)		(3,003)
-Return on plan assets (excluding amounts included in interest income)		(10,877)		(11,505)
Income tax effects		4,627		26,691

Remeasurements after income tax	￦	(14,494)	￦	(83,603)

The details of fair value of plan assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	1,205,006	￦	1,205,006

(In millions of Korean won)	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	1,073,723	￦	1,073,723
Repurchase agreements		—		19,152		19,152

	￦	—	￦	1,092,875	￦	1,092,875

Key actuarial assumptions used as of December 31, 2015 and 2014, are as follows:

	Ratio (%)
	2015	2014
Discount rate	2.50	3.00
Salary increase rate	2.40~4.00	1.83 ~ 4.55
Turnover	1.00	0.70

Mortality assumptions are based on the 8th experience-based mortality table of Korea Insurance Development Institute of 2015.

117

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2015, is as follows:

			Effect on defined benefit obligation
	Changes in principal assumption		Increase in principal assumption	Decrease in principal assumption
Discount rate	0.5	% p	4.14% decrease	4.43% increase
Salary increase rate	0.5	% p	4.06% increase	3.84% decrease
Turnover	0.5	% p	0.37% decrease	0.39% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2015, is as follows:

(In millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Between 5 and 10 years		Over 10 years		Total
Pension benefits	￦	32,209	￦	79,700	￦	373,180	￦	825,913	￦	2,701,387	￦	4,012,389

The weighted average duration of the defined benefit obligations is 8.8 years.

Expected contributions to plan assets for the period after December 31, 2015, is estimated to be approximately ￦160,000 million.

118

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

24.	Other liabilities

The details of other liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other financial liabilities
Other payables	￦	2,922,955	￦	2,469,768
Prepaid card and debit cards		2,107		1,760
Accrued expenses		2,171,748		2,619,326
Financial guarantee liabilities		12,355		12,956
Deposits for letter of guarantees and others		199,551		132,026
Domestic exchange settlement credits		118,599		118,550
Foreign exchanges settlement credits		53,367		69,440
Borrowings from other business accounts		47,707		40,383
Payables to trust accounts		2,916,070		2,742,738
Liabilities incurred from agency relationship		488,325		505,664
Account for agency businesses		321,557		340,061
Others		10,897		30,766

		9,265,238		9,083,438

Other non-financial liabilities
Other payables		68,449		223,625
Unearned revenue		31,554		32,363
Accrued expenses		176,643		142,385
Withholding taxes		107,873		97,773
Others		63,092		32,525

		447,611		528,671

	￦	9,712,849	￦	9,612,109

119

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

25.	Equity

25.1 Capital Stock

The details of outstanding shares of the Bank as of December 31, 2015 and 2014, are as follows:

	Ordinary shares
	2015		2014
Number of shares authorized		1,000,000,000		1,000,000,000
Face value per share	￦	5,000	￦	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	￦	2,021,896	￦	2,021,896

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Paid-in capital in excess of face value	￦	4,604,417	￦	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,716		40,716

	￦	5,220,031	￦	5,220,031

The gain on business combination is a gain from a bargain purchase from the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Remeasurements of net defined benefit liabilities	￦	(102,182)	￦	(87,688)
Currency translation differences		1,929		(28)
Gain on valuation of available-for-sale financial assets		676,471		754,116

	￦	576,218	￦	666,400

120

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

25.4 Retained earnings

Retained earnings as of December 31, 2015 and 2014, consist of:

(In millions of Korean won)	2015		2014
Legal reserves	￦	2,033,372	￦	1,997,289
Regulatory reserve for credit losses		1,852,396		1,667,733
Voluntary reserves		9,820,838		8,876,629
Retained earnings before appropriation		1,055,665		1,395,460

	￦	14,762,271	￦	13,937,111

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

121

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The appropriation of retained earnings for the years ended December 31, 2015 and 2014, (Dates of appropriation: March 24, 2016 and March 26, 2015 for the years ended December 31, 2015 and 2014, respectively) is follows:

(In millions of Korean won)	2015				2014
Retained earnings before appropriation
Unappropriated retained earnings carried forward from prior year	￦	9			￦	329,533
Net income		1,055,656	￦	1,055,665		1,065,927	￦	1,395,460

Transfers such as voluntary reserves
Reserve for research and manpower development		6,519				9,883
Revaluation of property and equipment		124				3,808
Regulatory reserve for credit losses		25,743		32,386		—		13,691

Appropriation
Legal reserve		—				35,956
Voluntary reserves		707,500				957,900
Regulatory reserve for credit losses		—				184,663
Cash dividends (dividends per share(%) 2015 : ￦ 941(18.82%) 2014 : ￦ 570 (11.40%))		380,521				230,496
Other reserve		7		1,088,028		127		1,409,142

Unappropriated retained earnings carried forward to subsequent year			￦	23			￦	9

122

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Article 29.1 through 29.2 of Regulation on supervision of Banking Business.

The details of the regulatory reserve for credit losses as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	￦	1,852,396	￦	1,667,733
Amounts estimated to be appropriated		(25,743)		184,663

Ending	￦	1,826,653	￦	1,852,396

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Provision(Reversal) of regulatory reserve for credit losses	￦	(25,743)	￦	184,663
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[1]	￦	1,081,399	￦	881,264

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with Korean IFRS and calculated on the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

123

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

26.	Interest income and expense

The details of interest income and expense for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Interest income
Due from financial institution	￦	95,371	￦	122,807
Loans		7,340,230		8,447,542
Financial investments
Available-for-sale financial assets		384,879		467,488
Held-to-maturity financial assets		392,658		452,652
Others		116,445		150,650

		8,329,583		9,641,139

Interest expense
Deposits		2,924,987		3,696,685
Debts		157,892		222,275
Debentures		418,979		592,230
Others		63,452		69,496
		3,565,310		4,580,686

Net interest income	￦	4,764,273	￦	5,060,453

Interest income recognized on impaired loans is ￦50,738 million (2014: ￦93,491 million) for the year ended December 31, 2015.

124

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

27.	Fee and Commission income and expense

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Fee and commission income
Banking activity fees	￦	173,442	￦	171,909
Lending activity fees		87,202		73,605
Agent activity fees		406,123		372,323
Trust and other fiduciary fees		258,250		221,138
Guarantee fees		30,300		29,549
Credit card related fees		1,420		1,612
Foreign currency related fees		85,676		85,962
Security activity commissions		160,211		145,718
Other business account commission on consignment		30,525		25,311
Debit card related fees and commissions		680		637
Others		144,208		150,927

		1,378,037		1,278,691

Fee and commission expense
Trading activity related fees[1]		10,503		8,767
Lending activity fees		21,225		18,548
Credit card related fees		1,096		1,149
Contributions to external institutions		22,318		18,614
Outsourcing related fees		61,495		55,220
Foreign currency related fees		10,735		10,316
Management fees of written-off loans		12,584		9,785
Others		67,029		65,278

		206,985		187,677

Net fee and commission income	￦	1,171,052	￦	1,091,014

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

125

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

28.	Net gains or losses from financial assets/liabilities at fair value through profit or loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss are composed of gains or losses from financial instruments held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions.

The details for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Gains on financial instruments held for trading
Financial assets held for trading
Debt securities	￦	65,334	￦	70,638
Equity securities		6,662		9,565

		71,996		80,203

Derivatives held for trading
Interest rate		973,530		1,307,262
Currency		2,287,541		1,886,636
Stock or stock index		13,727		44,775
Others		803		801

		3,275,601		3,239,474

Other financial instruments		2,166		47

		3,349,763		3,319,724

Losses on financial instruments held for trading
Financial assets held for trading
Debt securities		19,914		5,852
Equity securities		6,085		30,184

		25,999		36,036

Derivatives held for trading
Interest rate		986,138		1,355,289
Currency		2,178,140		1,743,657
Stock or stock index		12,877		20,346
Others		241		446

		3,177,396		3,119,738

Other financial instruments		2,213		50

		3,205,608		3,155,824

Net gains from financial instruments held for trading	￦	144,155	￦	163,900

126

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

29.	Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	313	￦	—
Gains on sale of available-for-sale financial assets		419,667		127,434

		419,980		127,434

Gains on sale of held-to-maturity financial assets		—		1,668

Gains on foreign exchange transactions		2,418,550		1,458,061
Dividend income		102,517		86,516
Others		183,335		153,636

		3,124,382		1,827,315

Other operating expenses
Expense related to available-for-sale financial assets
Losses on sale of available-for-sale financial assets		2,142		2,242
Impairment losses on available-for-sale financial assets		216,027		180,784

		218,169		183,026

Losses on foreign exchanges transactions		2,423,747		1,450,774
Others		882,352		879,374

		3,524,268		2,513,174

Net other operating expenses	￦	(399,886)	￦	(685,859)

127

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

30.	General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,431,440	￦	1,399,892
Salaries and short-term employee benefits - welfare expense		693,297		649,407
Post employment benefits - defined benefit plans		164,175		148,161
Post employment benefits - defined contribution plans		5,085		4,425
Termination benefits		390,245		473
Share-based payments(reversal)		11,915		7,234

		2,696,157		2,209,592

Depreciation and amortization		198,079		205,820

Other general and administrative expenses
Rental expense		228,831		254,783
Tax and dues		96,232		99,643
Communication		23,841		23,438
Electricity and utilities		23,693		23,158
Publication		13,732		14,614
Repairs and maintenance		11,991		13,718
Vehicle		7,710		9,021
Travel		3,143		3,018
Training		18,348		14,131
Service fees		87,219		84,723
Others		367,019		384,836

		881,759		925,083

	￦	3,775,995	￦	3,340,495

128

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

30.2 Share-based payments

30.2.1 Share options

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2015 and 2014, are as follows:

(In Korean won, except shares)
	2015
	Number of granted shares					Number of exercisable shares	Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending

Series 22		657,498		657,498	—	—	—	—
Series 23		15,246		15,246	—	—	—	—

		672,744		672,744	—	—

Weighted average exercise price	￦	77,268	￦	77,268	—	—

(In Korean won, except shares)
	2014
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending

Series 19		751,651		751,651		—		—	—	—
Series 20		25,613		25,613		—		—	—	—
Series 21		18,987		18,987		—		—	—	—
Series 22		657,498		—		657,498		657,498	77,100	0.11
Series 23		15,246		—		15,246		15,246	84,500	0.22

		1,468,995		796,251		672,744		672,244

Weighted average exercise price	￦	77,235	￦	77,207	￦	77,268	￦	77,268

129

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

30.2.2 Share Grants

The Bank changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

The details of the share grants as of December 31, 2015, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 48	2013.07.23	14,470	Service period : 2 years [2,3]
Series 49	2013.07.24	36,495	Service period : 2 years [2,3]
Series 50	2013.07.24	9,214	Service period : 2 years [2,3]
Series 52	2013.08.01	10,278	Service period : 2 years [2,3]
Series 57	2014.01.01	8,853	Service period : 2 years [2,3]
Series 58	2014.01.01	78,700	Service period : 2 years [2,3]
Series 60	2015.01.01	349,984	Service period : 2 years [2,3]
Series 61	2015.04.14	8,390	Service period : 2 years [2,3]
Series 62	2015.01.12	15,965	Service period : 2 years [2,3]
Series 63	2015.08.01	9,969	Service period : 2 years [2,3]
Series 64	2015.07.24	35,069	Service period : 2 years [2,3]
Series 65	2015.08.26	13,828	Service period : 2 years [2,3]
Series 66	2014.11.21	28,392	Service period : 3 years [2,4]
Deferred grant in 2010	—	50
Deferred grant in 2011	—	101
Deferred grant in 2012	—	13,082
Deferred grant in 2013	—	69,240
Deferred grant in 2014	—	124,149
Deferred grant in 2015	—	1,877

		828,106

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period. However, deferred grants are residual shares at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of the targeted performance results, the targeted relative TSR and the targeted financial results of the Bank, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.
[4]	30%, 35% and 35% of the number of shares to be granted are determined upon the accomplishment of the targeted total assets growth rate, the targeted relative TSR and the targeted ROA, respectively.

130

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The details of share grants linked to short-term performance as of December 31, 2015, are as follows:

	Grant date	Number of vested shares [1]	Vesting conditions
Granted shares for 2010	2010.01.01	363	Vested
Granted shares for 2011	2011.01.01	3,985	Vested
Granted shares for 2012	2012.01.01	54,609	Vested
Granted shares for 2013	2013.01.01	68,751	Vested
Granted shares for 2014	2014.01.01	164,953	Vested
Granted shares for 2015	2015.01.01	174,345	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2015, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
Series 48	0.00 ~ 3.00	1.63	36,497	33,145~34,180
Series 49	0.00 ~ 3.00	1.63	36,382	33,145~34,180
Series 49-1	0.00 ~ 3.00	1.63	36,583	33,145~34,180
Series 50	0.00 ~ 3.00	1.63	36,382	33,145~34,180
Series 52	0.00 ~ 3.00	1.63	36,321	33,145~34,180
Series 57	0.00 ~ 3.00	1.63	34,407	33,145~34,180
Series 58	0.00 ~ 3.00	1.63	34,407	33,145~34,180
Series 60	1.00 ~ 4.00	1.63	31,695	33,145~33,213
Series 61	1.28 ~ 5.01	1.63	31,695	33,110~33,213
Series 62	1.00 ~ 4.00	1.63	31,695	33,145~33,213
Series 63	1.58 ~ 5.01	1.64	31,695	33,110~33,213
Series 64	1.56 ~ 5.01	1.64	31,695	33,110~33,213
Series 65	1.65 ~ 5.01	1.64	31,695	33,110~33,213
Series 66	1.89 ~ 4.89	1.64	33,689	33,157~33,292
Grant deferred in 2012	0.00	1.72	—	34,180
Grant deferred in 2013	0.00 ~ 1.00	1.72	—	33,153~34,180
Grant deferred in 2014	0.00 ~ 2.00	1.72	—	33,143~34,180
Grant deferred in 2015	0.02 ~ 2.03	1.72	—	33,179~33,877

Linked to short-term performance
Share granted in 2012	0.00	1.72	—	34,180
Share granted in 2013	0.00 ~ 1.00	1.72	—	33,153~39,944
Share granted in 2014	0.00 ~ 2.03	1.72	—	33,143~34,180
Share granted in 2015	0.00 ~ 3.00	1.72	—	33,145~34,180

131

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant and the current stock price as of December 31, 2015, was used for the underlying asset price. Also, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2015 and 2014, the accrued expenses related to share-based payments including share options and share grants, amounted to ￦33,754 million and ￦32,256 million, respectively, and the compensation costs from share options and share grants amounting to ￦11,915 million and ￦7,234 million were incurred during the years ended December 31, 2015 and 2014, respectively. There is no intrinsic value of the vested share options as of December 31, 2015 and 2014.

31. Non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Non-operating income
Gains of disposal in property and equipment and assets held for sale	￦	1,017	￦	1,454
Rent received		6,947		7,605
Others		268,195		111,261

		276,159		120,320

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		927		1,163
Donation		41,839		45,884
Restoration cost		722		1,818
Others		81,575		84,972

		125,063		133,837

Net non-operating income (expenses)	￦	151,096	￦	(13,517)

132

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

32. Income tax expense

Income tax expense for the years ended December 31, 2015 and 2014, consists of:

(In millions of Korean won)	2015		2014

Tax payable

Current tax expense	￦	202,904	￦	406,646
Adjustments recognized in the period for current tax of prior years		(16,207)		(13,855)

		186,697		392,791

Changes in deferred income tax assets(liabilities)		48,877		(13,332)

Income tax expense of overseas branches		3,827		6,202

Income tax recognized directly in equity
Changes in value of available-for-sale financial assets		24,789		(67,596)
Changes in remeasurements of net defined benefit liabilities		4,627		26,691

		29,416		(40,905)

Consolidated tax effect		(9,806)		(18,957)

Tax expense	￦	259,011	￦	325,799

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2015 and 2014, follows:

(In millions of Korean won)	2015		2014

Profit before income tax	￦	1,314,667	￦	1,391,726

Tax at the applicable tax rate[1]		317,731		336,379
Non-taxable income		(53,443)		(6,091)
Non-deductible expense		13,713		10,665
Tax credit and tax exemption		(397)		(141)
Temporary difference for which no deferred tax is recognized		8,155		6,957
Tax supplementary pay (rebate) for tax of prior years		(21,222)		(9,375)
Income tax expense of overseas branch		3,827		6,202
Consolidated tax effect		(9,806)		(18,957)
Others		453		160

Tax expense		259,011		325,799

Tax expense / Profit before income tax (%)		19.70		23.41

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%.

133

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Income tax refund receivables prior to offsetting[1]	￦	(229,470)	￦	(215,345)
Tax payables prior to offsetting[2]		203,185		407,984

Tax receivables(payables) after offsetting		(26,285)		192,639
Adjustment on consolidated tax payable and others[3]		(9,806)		(18,956)
Accounts payable[4]		36,373		(172,345)

Current tax payable	￦	282	￦	1,338

[1]	Excludes current tax assets of ￦17,612 million (December 31, 2014: ￦305,831 million) from the uncertain tax position, which do not qualify for offsetting.
[2]	Includes income tax payable of ￦282 million (December 31, 2014: ￦1,338 million) under current tax liabilities as of December 31, 2015, which are not to be offset against any income tax refund receivables, such as those of overseas branches.
[3]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[4]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2015, of ￦941 per share, amounting to total dividends of ￦380,521 million, is to be proposed at the annual general shareholders’ meeting on March 24, 2016. The Bank’s financial statements as of December 31, 2015, do not reflect this dividend payable.

134

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(87,688)		(19,121)	￦	—	￦	4,627	￦	(102,182)
Currency translation differences		(28)		1,957		—		—		1,929
Gains(losses) on valuation of available-for-sale financial assets		754,116		211,489		(313,923)		24,789		676,471

	￦	666,400	￦	194,325	￦	(313,923)	￦	29,416	￦	576,218

(In millions of Korean won)	2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(4,085)	￦	(110,294)	￦	—	￦	26,691	￦	(87,688)
Currency translation differences		4,837		(4,865)		—		—		(28)
Gains (losses) on valuation of available-for-sale financial assets		542,390		347,392		(68,070)		(67,596)		754,116
Gains (losses) on valuation of held-to-maturity financial assets		3		—		(3)		—		—

	￦	543,145	￦	232,233	￦	(68,073)	￦	(40,905)	￦	666,400

135

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

35. Trust Accounts

Financial information of the trust accounts the Bank manages as of December 31, 2015 and 2014, and for the years ended December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015				2014
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	3,754,063	￦	125,392	￦	3,614,835	￦	150,598
Unconsolidated		34,216,814		1,334,526		28,062,557		1,230,286

	￦	37,970,877	￦	1,459,918	￦	31,677,392	￦	1,380,884

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Assets
Accrued trust fees	￦	48,671	￦	51,302

Liabilities
Due to trust accounts		2,916,070		2,742,738
Accrued interest on due to trust accounts		6,545		6,067

	￦	2,922,615	￦	2,748,805

Significant revenue and expenses related to the Bank’s trust for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Revenues
Fees and commissions from trust accounts	￦	258,250	￦	221,138
Commissions from early termination in trust accounts		169		126

		258,419		221,264

Expenses
Interest expenses on due to trust accounts	￦	51,966	￦	58,014

136

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

As of December 31, 2015 and 2014, the carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return are as follows:

(In millions of Korean won)
		2015		2014
Trust accounts guaranteeing repayment of principal	Old age pension	￦	2,250	￦	2,448
	Personal pension		1,823,802		1,804,995
	Pension		1,758,222		1,624,336
	Retirement		12,977		18,931
	New personal pension		88,094		83,699
	New old age pension		6,726		7,676
	Retail		16,349		17,916
	Corporate		1,574		1,838
	Installment		22,900		25,484

			3,732,894		3,587,323

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money		21,080		27,423
	Unspecified monetary		89		89

			21,169		27,512

		￦	3,754,063	￦	3,614,835

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2015 and 2014, there is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return.

137

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

36. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Cash	￦	2,068,751	￦	2,009,443
Checks with other banks		396,955		525,452
Due from Bank of Korea		6,791,990		6,508,623
Due from other financial institutions		4,288,453		4,228,905

		13,546,149		13,272,423

Restricted due from financial institutions		(6,831,717)		(6,812,363)
Due from financial institutions with original maturities over three months		(700,000)		(300,000)

		(7,531,717)		(7,112,363)

	￦	6,014,432	￦	6,160,060

Significant non-cash transactions for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Decrease in loans due to the write-offs	￦	979,105	￦	1,589,846
Changes in accumulated other comprehensive income due to valuation of financial investments		(77,645)		211,723
Changes in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		14,729		—
Changes in financial investments due to debt-for-equity swap with Hyundai Cement Co., Ltd.		—		25,178

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Activities	2015		2014
Income tax paid	Operating	￦	96,867	￦	298,884
Interest received	Operating		8,770,361		9,984,731
Interest paid	Operating		3,957,864		4,741,323
Dividends received	Operating		112,753		142,333
Dividends paid	Financing	￦	230,496	￦	158,517

138

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

37. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	422,316	￦	428,815
Others		609,034		669,233

		1,031,350		1,098,048

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		247,445		326,748
Letter of guarantees		51,500		61,081
Bid bond		62,402		43,362
Performance bond		1,205,544		1,175,330
Refund guarantees		1,924,030		1,494,023
Others		1,395,153		901,861

		4,886,074		4,002,405

Financial guarantees
Acceptances and guarantee for issue of debentures		51,200		51,200
Acceptances and guarantees for mortgage		27,805		75,651
Overseas debt guarantees		504,530		392,021
International financing guarantees in foreign currencies		11,893		35,949
Others		—		600

		595,428		555,421

		6,512,852		5,655,874

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,133,966		2,819,174
Refund guarantees		1,019,116		1,060,413

		3,153,082		3,879,587

	￦	9,665,934	￦	9,535,461

139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Acceptances and guarantees by counterparty as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	￦	5,516,431	￦	2,480,901	￦	7,997,332	82.74
Small medium sized companies		832,109		517,405		1,349,514	13.96
Public and others		164,312		154,776		319,088	3.30

	￦	6,512,852	￦	3,153,082	￦	9,665,934	100.00

(In millions of Korean won)
	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	￦	4,642,270	￦	2,933,062	￦	7,575,332	79.44
Small medium sized companies		855,472		559,483		1,414,955	14.84
Public and others		158,132		387,042		545,174	5.72

	￦	5,655,874	￦	3,879,587	￦	9,535,461	100.00

Acceptances and guarantees by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	307,271	￦	3,664	￦	310,935	3.22
Manufacturing		3,607,442		1,934,171		5,541,613	57.33
Service		589,113		65,588		654,701	6.77
Wholesale and retail		1,309,313		791,237		2,100,550	21.73
Construction		606,099		200,955		807,054	8.35
Public		73,160		106,288		179,448	1.86
Others		20,454		51,179		71,633	0.74

	￦	6,512,852	￦	3,153,082	￦	9,665,934	100.00

140

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	212,434	￦	3,573	￦	216,007	2.27
Manufacturing		3,122,384		2,404,405		5,526,789	57.96
Service		583,010		114,645		697,655	7.32
Wholesale and retail		931,382		788,126		1,719,508	18.03
Construction		709,571		215,382		924,953	9.70
Public		72,964		336,484		409,448	4.29
Others		24,129		16,972		41,101	0.43

	￦	5,655,874	￦	3,879,587	￦	9,535,461	100.00

Commitments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015		2014
Commitments
Corporate loan commitments	￦	39,050,589	￦	43,191,321
Retail loan commitments		15,051,360		13,846,701
Other acceptance and guarantees in Korean won		1,000,000		1,000,000
Other acceptance and guarantees in foreign currencies		30,472		28,579
Other purchase of security investment		1,799,005		1,821,374

		56,931,426		59,887,975

Financial Guarantees
Credit line		3,449,748		3,809,478
Purchase of security investment		98,700		73,500

		3,548,448		3,882,978

	￦	60,479,874	￦	63,770,953

Other Matters (including litigation)

a) The Bank has filed 59 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦388,395 million, and faces 165 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦321,176 million, which arose in the normal course of the business and are still pending as of December 31, 2015.

b) According to shareholders’ agreement on September 25, 2009, among the Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, the Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between the Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

141

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

c) The face values of the securities sold to general customers through tellers’ sale amount to ￦11,254 million and ￦26,487 million as of December 31, 2015 and 2014, respectively.

d) The Bank filed a claim for rectification of education tax paid for revenues regarding the credit card business before the spin-off. The claim was ruled in favor of the Bank by the Supreme Court in December 2012, and the refunded education tax amounting to ￦83,100 million was recognized as revenue.

Depending on the judgments of the court or the National Tax Service, the beneficiary of refunded education tax may be changed from the Bank to KB Kookmin Card Co., Ltd. However, the possibility of such event is considered relatively low.

e) During the year ended December 31, 2013, the Bank underwent a tax audit for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, the Bank was assessed a total of ￦124,357 million for underpaid income taxes (including local income taxes). Thereafter, the Bank paid ￦123,330 million, excluding local income tax amounting to ￦1,027 million recognized as non-trade payable as of December 31, 2015. Subsequently, the Bank has appealed to the tax tribunal for the amount of ￦114,283 million in connection with the above tax assessment. The appeal is pending as of December 31, 2015.

142

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

38. Subsidiaries

The details of subsidiaries as of December 31, 2015, are as follows:

Name of subsidiaries	Ownership (%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Personal pension trust and 10 others[1]	—	Korea	Trust
Samho Kyungwon Co., Ltd. and 3 others [2]	—	Korea	Asset-backed securitization and others
KB Haeorum Private Securities 26 and 6 others[3]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund 1 [3]	86.00	Korea	Investment Trust
KB Star Retail Private Real Estate Master Fund 1 [2,4]	42.12	Korea	Investment Trust
KB Star Office Private Real Estate Master Fund 2 [2,4]	38.22	Korea	Investment Trust

[1]	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.
[4]	Ownerships are based on consolidated basis.

143

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The condensed financial information of major subsidiaries as of December 31, 2015 and 2014, and for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) for the period
Kookmin Bank Int’l Ltd.(London)	￦	472,941	￦	388,623	￦	84,318	￦	10,756	￦	3,484
Kookmin Bank Hong Kong Ltd.		684,994		529,847		155,147		14,529		5,127
Kookmin Bank Cambodia PLC.		88,675		63,851		24,824		5,850		2,054
Kookmin Bank (China) Ltd.		1,663,788		1,231,463		432,325		42,269		(8,465)
Personal pension trust and 10 others	￦	3,803,511	￦	3,704,365	￦	99,146	￦	129,956	￦	3,664

(In millions of Korean won)
	2014
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) for the period
Kookmin Bank Int’l Ltd.(London)	￦	441,292	￦	365,483	￦	75,809	￦	11,069	￦	3,466
Kookmin Bank Hong Kong Ltd.		639,509		498,960		140,549		16,495		8,616
Kookmin Bank Cambodia PLC.		95,864		74,578		21,286		6,021		266
Kookmin Bank (China) Ltd.		1,259,847		846,151		413,696		43,507		7,984
Personal pension trust and 10 others	￦	3,667,615	￦	3,571,818	￦	95,797	￦	167,608	￦	(443)

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank provides capital commitment of ￦258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ￦185,717 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Changes in subsidiaries

The condonation of the debt of KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd. was made and it was excluded from the consolidation during the year ended December 31, 2015. KB Mortgage Loan No. 1 Limited, KB Covered Bond First International Limited, Heungkuk Multi Private Securities H-19 and 30 other private securities were excluded from the consolidation due to their respective liquidation during the year ended December 31, 2015.

39. Finance and Operating Leases

39.1 Finance lease

The future minimum lease payments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Net Carrying amount of finance lease assets	￦	32,583	￦	44,138

Minimum lease payments
Within 1 year		1,983		11,902
1-5 years		226		1,637

		2,209		13,539

Present value of minimum lease payments
Within 1 year		1,950		11,632
1-5 years		222		1,609

	￦	2,172	￦	13,241

39.2 Operating lease

39.2.1 The Bank as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Minimum lease payments
Within 1 year	￦	102,079	￦	102,741
1-5 years		85,381		86,973
Over 5 years		33,791		33,612

		221,251		223,326

Minimum sublease payments	￦	(1,340)	￦	(703)

145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The lease payments reflected in profit or loss for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Lease payments reflected in profit or loss
Minimum lease payments	￦	159,342	￦	185,074
Sublease payments		(721)		(540)

	￦	158,621	￦	184,534

39.2.2 The Bank as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Minimum lease receipts
Within 1 year	￦	2,829	￦	3,061
1-5 years		1,355		742

	￦	4,184	￦	3,803

40. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
		2015		2014
Parent
KB Financial Group Inc.	Fee and commission income	￦	719	￦	273
	Other non-operating income		999		1,400
	Interest expense		2,429		1,961
Subsidiaries
Trust	Fee and commission income		16,922		17,590
	Interest expense		3,673		5,350
Securitization specialty company	Interest income		—		12,582
	Fee and commission income		—		1,006
	Reversal of credit losses		—		5,249
	Interest expense		1		2
	Losses on financial assets/ liabilities at fair value through profit or loss		—		266

146

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Private equity fund	Interest income	921	—
	Fee and commission income	240	346
	Other operating income	—	12
	Interest expense	193	208
KB Wise Star Private Real Estate Feeder Fund 1st	Interest income	1,123	1,350
	Fee and commission income	13	7
	Reversal of credit losses	53	—
	Interest expense	9	13
Kookmin Bank Int’l Ltd. (London)	Interest income	1,931	2,043
	Other non-operating income	84	—
Kookmin Bank Hong Kong Ltd.	Interest income	763	852
	Fee and commission income	399	—
	Gains on financial assets/ liabilities at fair value through profit or loss	—	9
	Other operating income	11	—
	Other non-operating income	82	—
	Losses on financial assets/ liabilities at fair value through profit or loss	—	2
	Other operating expense	5	—
	Provision for credit losses	187	—
Kookmin Bank Cambodia PLC.	Interest income	131	132
	Other non-operating income	26	—
Kookmin Bank (China) Ltd.	Interest income	3,533	2,617
	Fee and commission income	—	302
	Reversal of credit losses	43	286
	Provision for credit losses	—	43

147

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Parent’s subsidiaries
KB Investment Co., Ltd.	Interest expense	590	766
KB Data System Co., Ltd.	Fee and commission income	1	1
	Other non-operating income	47	49
	Interest expense	267	345
	General and administrative expenses	14,160	13,189
KB Real Estate Trust Co., Ltd.	Fee and commission income	4	4
	Other non-operating income	41	43
	Interest expense	904	533
	Fee and commission expense	956	766
KB Life Insurance Co., Ltd.	Fee and commission income	19,591	15,118
	Other non-operating income	56	119
	Interest expense	1	1
KB Credit Information Co., Ltd.	Fee and commission income	187	4
	Other non-operating income	324	409
	Interest expense	197	313
	Fee and commission expense	18,379	14,807
KB Asset Management Co., Ltd.	Fee and commission income	607	472
	Other non-operating income	—	2
	Interest expense	1,148	1,724
KB Investment and Securities Co., Ltd.	Interest income	159	245
	Fee and commission income	3,694	3,353
	Other non-operating income	928	664
	Reversal of credit losses	11	1
	Interest expense	2,282	3,712
	Fee and commission expense	321	307
	Losses on financial assets/ liabilities at fair value through profit or loss	—	2

148

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

	Other operating expense	10	—
	Provision for credit losses	9	1
KB Kookmin Card Co., Ltd.	Interest income	3,010	2,912
	Fee and commission income	245,202	222,644
	Reversal of credit losses	416	—
	Other non-operating income	1,126	1,556
	Interest expense	5,690	7,753
	Fee and commission expense	141	338
	Provision for credit losses	415	—
	General and administrative expenses	—	180
KB Savings Bank Co., Ltd.	Fee and commission income	81	105
	Other non-operating income	15	7
KB Capital Co., Ltd.	Fee and commission income	243	129
	Other non-operating income	89	49
	Interest expense	2	1
KB Mezzanine Private Securities Fund	Fee and commission income	203	758
Hanbando BTL Private Special Asset Fund	Fee and commission income	203	195
KB Senior Loan Private Fund	Fee and commission income	23	—
Associates
KB12-1 Venture Investment Partnership	Interest expense	107	134
Future Planning KB Start-up Creation Fund	Interest expense	—	19
Korea Credit Bureau Co., Ltd.	Fee and commission income	3	3
	Interest expense	73	66
UAMCO., Ltd.	Fee and commission income	14	14
	Interest expense	8	12

149

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

United PF 1st Recovery Private Equity Fund	Interest expense	49	—
Incheon Bridge Co., Ltd.	Interest income	12,843	13,226
	Reversal of credit losses	2	—
	Interest expense	436	543
	Provision for credit losses	—	2
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	92	50
Associate of Parent
KB Insurance Co., Ltd.	Interest income	50	—
	Fee and commission income	2,456	—
	Gains on financial assets/ liabilities at fair value through profit or loss	2,761	—
	Other non-operating income	10	—
	Interest expense	16	—
	Losses on financial assets/ liabilities at fair value through profit or loss	164	—
	General and administrative expense	2,633	—
Associates of Parent’s subsidiaries
Semiland Co., Ltd. [1]	Interest income	—	8
	Reversal of credit losses	—	4
KB IC 3rd Private Equity Fund	Interest expense	23	38
KB No.2 Special Purpose Acquisition Company [1]	Interest expense	—	1
KB No.3 Special Purpose Acquisition Company[1]	Interest expense	5	6
KB No.4 Special Purpose Acquisition Company[1]	Interest expense	25	9
KB No.5 Special Purpose Acquisition Company	Interest expense	44	4
KB No.6 Special Purpose Acquisition Company	Interest expense	66	4
KB No.7 Special Purpose Acquisition Company	Interest expense	38	—

150

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

KB No.8 Special Purpose Acquisition Company	Interest expense	21	—
KB No.9 Special Purpose Acquisition Company	Interest expense	7	—
SAWNICS Inc.	Interest expense	1	—
eClear International Co., Ltd. [1]	Interest income	18	—
SY Auto Capital Co., Ltd.	Interest expense	24	—
Other
Retirement pension	Fee and commission income	611	448
	Interest expense	955	788

[1]	Not considered to be the Bank’s related party as at December 31, 2015.

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
		2015		2014
Parent
KB Financial Group Inc.	Other assets	￦	41,442	￦	465
	Deposits		324,947		30,739
	Other liabilities		54,619		224,763
Subsidiaries
Trust	Other assets		20,872		27,227
	Other liabilities		124,857		194,437
Securitization specialty company	Deposits		1,316		1,338
Private equity fund	Other assets		11		56
	Deposits		1,001		20,991
	Other liabilities		1		21
KB Wise Star Private Real Estate Feeder Fund 1st	Gross amounts of loans and receivables		—		30,000
	Allowances		—		53
	Other assets		4		—
	Deposits		—		537
	Other liabilities		—		241
Kookmin Bank Int’l Ltd. (London)	Cash and due from financial institutions		6,324		3,477
	Gross amounts of loans and receivables		375,778		349,114
	Other assets		3,219		3,851
	Debts		196,365		221,575
	Other liabilities		61		889

151

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Kookmin Bank Hong Kong Ltd.	Cash and due from financial institutions	15,745	759
	Gross amounts of loans and receivables	93,760	98,928
	Other assets	3,509	2,980
	Debts	193,428	266,206
	Provisions	192	—
	Other liabilities	1,004	1
Kookmin Bank Cambodia PLC.	Gross amounts of loans and receivables	11,720	10,992
	Other assets	2,333	84
	Deposits	6,962	11,882
	Debts	86	—
	Other liabilities	3	—
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	2,696	344
	Gross amounts of loans and receivables	468,800	274,800
	Other assets	6,240	5,235
	Debts	200,395	145,301
	Provisions	—	43
Parent’s subsidiaries
KB Investment Co., Ltd.	Deposits	37,125	37,219
	Other liabilities	117	198
KB Data System Co., Ltd.	Other assets	893	1,037
	Deposits	18,028	19,790
	Other liabilities	1,242	1,214
KB Real Estate Trust Co., Ltd.	Deposits	24,025	96,087
	Other liabilities	405	651
KB Life Insurance Co., Ltd.	Other assets	1,218	1,342
	Deposits	255	57
	Other liabilities	103	—
KB Credit Information Co., Ltd.	Other assets	183	—
	Deposits	5,864	6,766
	Other liabilities	6,225	6,193
KB Asset Management Co., Ltd.	Other assets	169	127
	Deposits	74,062	69,453
	Other liabilities	297	310

152

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

KB Investment and Securities Co., Ltd.	Gross amounts of loans and receivables	8,438	34,997
	Allowances	3	15
	Other assets	402	327
	Deposits	117,257	105,449
	Other liabilities	5,106	8,941
	Provisions	13	4
KB Kookmin Card Co., Ltd.	Other assets	26,891	27,382
	Deposits	385,060	454,205
	Other liabilities	64,136	36,546
	Provisions	415	416
KB Savings Bank Co., Ltd.	Other assets	17	14
	Other liabilities	371	—
KB Capital Co., Ltd.	Other assets	11	5
	Deposits	741	534
KB Mezzanine Private Securities Fund	Other assets	27	167
Hanbando BTL Private Special Asset Fund	Other assets	46	49
KB Senior Loan Private Fund	Other assets	11	—
Associates
KB12-1 Venture Investment Partnership	Deposits	5,753	9,767
	Other liabilities	4	10
Korea Credit Bureau Co., Ltd.	Deposits	19,435	24,715
	Other liabilities	22	17
UAMCO., Ltd.	Deposits	815	1,654
Incheon Bridge Co., Ltd.	Gross amounts of loans and receivables	231,653	247,870
	Allowances	300	302
	Other assets	970	1,144
	Deposits	35,916	35,421
	Other liabilities	153	249
JSC Bank CenterCredit	Cash and due from financial institutions	1,225	178
Terra Corporation	Deposits	1	1
DPAPS Co., Ltd.	Deposits	3	—
EJADE Co., Ltd.	Deposits	12	—
Doosung Metal Co., Ltd	Deposits	1	—
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Deposits	7,446	6,067
	Other liabilities	56	—
Associate of Parent
KB Insurance Co., Ltd.	Other assets	6,503	—
	Derivative assets[1]	2,059	—
	Deposits	1,151	—
	Provisions	30	—
	Other liabilities	789	—
	Derivative liabilities[1]	219	—
Associates of Parent’s subsidiaries
KB IC 3rd Private Equity Fund	Deposits	850	1,400
	Other liabilities	9	24

153

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

KB No.3 Special Purpose Acquisition Company[2]	Deposits	—	832
	Other liabilities	—	6
KB No.4 Special Purpose Acquisition Company[2]	Deposits	—	2,500
	Other liabilities	—	1
KB No.5 Special Purpose Acquisition Company	Deposits	2,323	2,389
	Other liabilities	39	1
KB No.6 Special Purpose Acquisition Company	Deposits	4,195	4,406
	Other liabilities	68	3
KB No.7 Special Purpose Acquisition Company	Deposits	2,336	—
	Other liabilities	37	—
KB No.8 Special Purpose Acquisition Company	Deposits	2,373	—
	Other liabilities	21	—
KB No.9 Special Purpose Acquisition Company	Deposits	2,973	—
	Other liabilities	7	—
SAWNICS Inc.	Deposits	319	—
SY Auto Captial Co., Ltd.	Deposits	1,845	—
Key management	Gross amounts of loans and receivables	2,280	2,325
	Other assets	3	3
	Deposits	3,962	17,432
	Other liabilities	29	120
Other
Retirement pension	Other assets	264	191
	Deposits	51,920	41,412
	Other liabilities	37,969	246

[1]	Notional amount related to derivative assets and liabilities is ￦56,798 million as of December 31, 2015.
[2]	Not considered to be Bank’s related party as of December 31, 2015.

In accordance with Korean IFRS 1024, the Bank includes parent, subsidiaries, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Bank and entities regarded as its related parties in the scope of its related parties. Additionally, the Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 13 for details on investments in associates and subsidiaries.

Key management includes the directors of the parent company and the executive directors (vice-presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

154

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

Significant loan transactions with related parties for the years ended December 31, 2015 and 2014, are as follows:

	2015[1]
(In millions of Korean won)	Beginning		Loans		Repayments		Others		Ending

Subsidiaries
KB Wise Star Private Real Estate Feeder Fund 1st	￦	30,000	￦	—	￦	30,000	￦	—	￦	—
Kookmin Bank Int’l Ltd. (London)		349,114		942,556		932,402		16,510		375,778
Kookmin Bank Hong Kong Ltd.		98,928		130,100		141,413		6,145		93,760
Kookmin Bank Cambodia PLC.		10,992		11,313		11,313		728		11,720
Kookmin Bank (China) Ltd.		274,800		452,520		282,825		24,305		468,800
Parent’s subsidiary
KB Kookmin Card Co., Ltd.		—		4,005		4,005		—		—
KB Investment and Securities Co., Ltd.		34,997		14,094		40,653		—		8,438
Associate
Incheon Bridge Co., Ltd.		247,870		8,000		24,217		—		231,653

	2014[1]
(In millions of Korean won)	Beginning		Loans		Repayments		Others		Ending

Subsidiaries
Securitization specialty company	￦	104,430	￦	—	￦	104,430	￦	—	￦	—
KB Wise Star Private Real Estate Feeder Fund 1st		30,000		—		—		—		30,000
Kookmin Bank Int’l Ltd. (London)		282,578		730,021		669,566		6,081		349,114
Kookmin Bank Hong Kong Ltd.		97,427		126,324		128,774		3,951		98,928
Kookmin Bank Cambodia PLC.		21,106		31,623		42,150		413		10,992
Kookmin Bank (China) Ltd.		272,267		263,175		271,597		10,955		274,800
Parent’s subsidiary
KB Investment and Securities Co., Ltd.		32,995		2,002		—		—		34,997
Associate
Incheon Bridge Co., Ltd.		249,362		12,360		13,852		—		247,870

[1]	Transactions and balances arising from operating activities between related parties, such as settlements, are excluded.

155

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

The settlement transactions and deposits arising from operating activities with related parties are excluded and there are no other borrowing transactions.

Payment guarantees and unused commitments to related parties as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		2015		2014
Subsidiaries
KB Wise Star Private Real Estate Feeder Fund 1st	Commitments on purchase of security investment	￦	185,717	￦	185,717
Kookmin Bank Cambodia PLC.	Other commitments in foreign currencies		30,472		28,579
Kookmin Bank(China) Ltd.	Loan commitment in foreign currencies		—		97,477
Kookmin Bank Hong kong Ltd.	Loan commitment in foreign currencies		58,600		153,888
	Other guarantee in foreign currencies		199,240		87,936
Parent’s subsidiary
KB Investment and Securities Co., Ltd.	Loan commitment in won		39,062		12,503
KB Investment Co., Ltd.	Commitments on purchase of security investment		600		—
	Loss sharing agreements		1,000		—
KB Kookmin Card Co., Ltd.	Loan commitment in won		520,000		520,000
	Other commitments in won		1,000,000		1,000,000
KB Mezzanine Private Securities Fund	Commitments on purchase of security investment		18,359		18,359
KB Mezzanine Private Security Investment Trust No.2	Commitments on purchase of security investment		51,048		70,312
Hanbando BTL Private Special Asset Fund	Commitments on purchase of security investment		15,931		15,931
KB Hope Sharing BTL Private Special Asset Fund	Commitments on purchase of security investment		48,045		48,045
KB Senior Loan Private Fund	Commitments on purchase of security investment		64,964		—
Associates
Balhae Infrastructure Fund	Commitments on purchase of security investment		18,098		21,744
UAMCO., Ltd.	Commitments on purchase of security investment		89,950		89,950
KB12-1 Venture Investment Partnership	Commitments on purchase of security investment		—		11,200
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Commitments on purchase of security investment		13,040		19,000

156

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

KoFC KBIC Frontier Champ 2010-5 (PEF)	Commitments on purchase of security investment	1,290	1,290
United PF 1st Recovery Private Equity Fund	Commitments on purchase of security investment	49,383	49,383
KB GwS Private Equity Trust	Commitments on purchase of security investment	—	876
Incheon Bridge Co., Ltd.	Loan commitment In Korean won	38,963	33,163
Future Planning KB Start-up Creation Fund	Commitments on purchase of security investment	8,000	16,000
JSC Bank CenterCredit	Loan commitment in foreign currencies	117,200	—
Associate of Parent
KB Insurance Co., Ltd.	Loan commitment in Korean won	20,000	—
Key management	Loan commitment in Korean won	223	372

Unused commitments received from related party entities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		2015		2014
Subsidiary
Kookmin Bank Cambodia PLC.	Other guarantee in foreign currencies	￦	—	￦	1,713
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements		8,539		5,917
KB Kookmin Card Co., Ltd.	Loan commitment in won		80,316		79,164

Compensation to key management for the years ended December 31, 2015 and 2014, consists of:

(In millions of Korean won)	2015
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	987	￦	59	￦	632	￦	1,678
Registered directors (non-executive)		304		—		—		304
Non-registered directors		3,943		57		2,814		6,814

	￦	5,234	￦	116	￦	3,446	￦	8,796

157

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	1,405	￦	63	￦	1,162	￦	2,630
Registered directors (non-executive)		457		—		—		457
Non-registered directors		4,860		296		3,685		8,841

	￦	6,722	￦	359	￦	4,847	￦	11,928

Significant operating transactions occurring between the Bank and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Collateral provided to related parties as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)		2015				2014
	Assets pledged	Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Securities	￦	54,042	￦	54,000	￦	54,084	￦	54,000
KB Life Insurance Co., Ltd.	Securities		16,263		15,000		16,326		15,000

Collateral received from related parties as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)		2015		2014
Subsidiaries
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	￦	130,000	￦	130,000
KB Wise Star Private Real Estate Feeder Fund 1st	Building / Land		—		39,000
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Time deposits		52,000		52,440
KB Kookmin Card Co., Ltd.	Time deposits		22,000		22,000
Associate
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment		65,000		65,000
Key management	Time deposits and others		249		257
	Real estate		2,662		3,583

158

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2015 and 2014

As of December 31, 2015, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collateral in respect to collateralized amount for ￦816,400 million to a financial syndicate consisting of the Bank and four other institutions, and as subordinated collateral in respect to collateralized amount for ￦201,100 million to subordinated debt holders consisting of the Bank and two other institutions.

The Bank and KB Kookmin Card Co., Ltd. are contingently liable for the payables of the Bank before the spin-off date.

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s separate financial statements as of and for the year ended December 31, 2015, was approved by the Board of Directors on February 3, 2016.

159

Report of Independent Auditor’s

Review of Internal Accounting Control System

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2015. The Bank’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Bank states that “based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS standards.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of the Bank’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

The Bank’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

160

Our review is based on the Bank’s IACS as of December 31, 2015, and we did not review management’s assessment of its IACS subsequent to December 31, 2015. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 9, 2016

161

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (the “Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2015.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS standards.

February 17, 2016

Hong Lee, Internal Accounting Control Officer

Jong Kyoo Yoon, President and Chief Executive Officer

162